PROSPECTUS
Filed Pursuant to Rule 424B1
File No. 333-113727

6,000,000 Shares

Common Stock

We are selling 6,000,000 shares of common stock. This is an initial public offering of shares of our common stock. Prior to this offering, there has been no public market for the common stock of Critical Therapeutics. See “Underwriting” for a discussion of the factors to be considered in determining the initial public offering price. Our common stock has been approved for listing on the NASDAQ National Market under the symbol “CRTX.”

Certain of our existing stockholders and their affiliated entities have indicated an interest in purchasing up to an aggregate of $6.0 million of our common stock in this offering at the initial public offering price. Because indications of interest are not binding agreements or commitments to purchase, these stockholders may not purchase any common stock in this offering.

Our business and an investment in our common stock involve significant risks. These risks are described under the caption “Risk Factors” beginning on page 7 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total

Public offering price	$7.00	$42,000,000
Underwriting discounts and commissions	$0.49	$2,940,000
Proceeds, before expenses, to us	$6.51	$39,060,000

The underwriters may also purchase up to 900,000 shares of our common stock from us at the public offering price, less underwriting discounts and commissions, to cover over-allotments.

The underwriters expect to deliver the shares in New York, New York on or about June 2, 2004.

SG Cowen & Co.

CIBC World Markets

Piper Jaffray

Leerink Swann & Company

May 26, 2004

      You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information that is different. We are offering to sell and seeking offers to buy shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

i

PROSPECTUS SUMMARY

      This summary highlights information contained elsewhere in this prospectus that we believe is important to understanding how our business is currently being conducted. This summary does not contain all of the information you should consider before buying shares of our common stock. Before you decide to invest in our common stock, you should read the entire prospectus carefully, including the risk factors and consolidated financial statements and related notes included in this prospectus.

Our Business

      We are a biopharmaceutical company focused on the discovery, development and commercialization of products designed to treat asthma and critical care diseases through the regulation of the body’s inflammatory response. The inflammatory response occurs within the body’s immune system following a stimulus such as infection or trauma. Our most advanced product is Zyflo®, a tablet formulation of zileuton, which the U.S. Food and Drug Administration, or FDA, approved in 1996 for the prevention and chronic treatment of asthma. We licensed from Abbott Laboratories exclusive worldwide rights to Zyflo and other formulations of zileuton for multiple diseases and conditions. We are currently in the process of changing manufacturing sites for Zyflo, and subject to FDA approval of these sites, we expect to begin selling Zyflo in the United States in the first half of 2005.

      We are also developing treatments directed toward the excessive inflammatory response associated with:

•	acute diseases and conditions, which typically have a short but relatively severe course, that lead to admission to the emergency room or intensive care unit; and

•	acute exacerbations of chronic diseases, which are characterized by an increased severity of the symptoms associated with a pre-existing condition, that frequently lead to hospitalization.

Our research programs and product candidates target the production and release into the bloodstream of proteins called cytokines that play a fundamental role in the body’s inflammatory response. Cytokines are protein molecules responsible for communication between cells in the body. In some cases, these cytokines are responsible for the initiation and communication of the inflammatory response to a stimulus within the body.

Our Zileuton Products

      In May 2003, we acquired an option from Abbott to obtain an exclusive license to develop and commercialize zileuton products other than Zyflo. Since that time, we have been actively engaged in transferring manufacturing technology and preparing development and marketing plans for zileuton. In December 2003, we licensed controlled-release and intravenous formulations of zileuton. In March 2004, we licensed the immediate-release formulation of zileuton and acquired the trademark Zyflo.

      Zyflo. Zyflo is the only FDA-approved product that blocks the activity of the 5-lipoxygenase enzyme, which is the main enzyme responsible for the formation of a family of proteins known as leukotrienes. There are many different leukotrienes, and Zyflo’s mechanism of action blocks production of the entire leukotriene family. Leukotrienes are in part responsible for the inflammatory response associated with asthma and are known to cause many of the biological effects that contribute to inflammation, mucus production and closing of the lung airways of asthmatic patients. We believe Zyflo’s activity against the 5-lipoxygenase enzyme differentiates Zyflo from Singulair®, the most frequently prescribed LRA, or leukotriene receptor antagonist, which blocks only one of the two known receptors for a single leukotriene out of the many leukotrienes associated with asthma symptoms. We intend to market Zyflo as a treatment for asthma patients who do not gain adequate symptomatic control from other currently available medications.

      We plan to build a relatively small marketing and sales force to market Zyflo and our controlled-release formulation of zileuton, after FDA approval, directly to a concentrated community of specialists in the United States who treat asthma, including allergists, pulmonologists and ear, nose and throat surgeons. We believe that by targeting specialists rather than primary care physicians, we can successfully promote Zyflo with an initial sales force of fewer than 100 sales representatives in the United States.

      Following FDA approval, Abbott launched Zyflo in 1997 with what we believe were limited sales and marketing resources and within approximately one year had ceased all sales calls for Zyflo. We believe that our product positioning, combined with a targeted sales and marketing effort directed at the relatively small number of specialists who treat asthma patients, will enable us to increase awareness and understanding of zileuton and achieve greater market penetration.

      In connection with our anticipated launch of Zyflo, we are changing the sites of manufacture of Zyflo from those previously used. Abbott ceased manufacturing Zyflo in 2003 before we licensed the product and will not perform contract manufacturing services for us. Consequently, we have entered into agreements with third-party manufacturers in the United Kingdom and France to manufacture Zyflo and the controlled-release formulation of zileuton. As a result, we are required to submit a supplemental new drug application, or sNDA, to the FDA to obtain approval of the new manufacturing sites before we can begin selling the product in the United States. Subject to FDA approval, we expect to begin selling Zyflo in the United States in the first half of 2005.

      Controlled-Release Formulation of Zileuton. We are developing a controlled-release tablet formulation of zileuton for asthma designed to release the drug slowly into the bloodstream over time. We believe this formulation will require less frequent dosing than Zyflo and therefore increase the probability of patients complying with the prescribed dosing requirements. Abbott completed Phase III clinical trials of this product candidate for the treatment of asthma, but never submitted a new drug application, or NDA. We expect to submit an NDA for this product in 2005 based on the clinical trials previously conducted by Abbott. However, before we can file an NDA for this product candidate, we need to complete the transfer of technology and validation of the process for the manufacture of this product candidate. In addition, we need to conduct a clinical trial in healthy volunteers using tablets manufactured by our third-party manufacturers to show that these tablets behave similarly in the body to the tablets that had been manufactured by Abbott.

      Intravenous Formulation of Zileuton. We intend to commence development in 2004 of an intravenous formulation of zileuton, which is designed to be injected into the bloodstream, for use in emergency rooms in the treatment of severe asthma attacks. In 2000, approximately two million hospital emergency room visits in the United States involved severe asthma attacks, of which approximately 465,000 resulted in hospitalization. Patients who enter the emergency room suffering from a severe asthma attack are often unable to breathe. We believe our intravenous formulation of zileuton could potentially provide relief to these patients. Clinical data demonstrate that zileuton exhibits its maximum effect on lung function when its blood drug concentration reaches the peak level. As a result, we believe that an intravenous injection of zileuton should provide a rapid onset of action because it would reach peak blood concentration within minutes of injection.

      Additional Diseases and Conditions. We intend to explore additional diseases and conditions as development opportunities for zileuton, including chronic obstructive pulmonary disease, or COPD, nasal polyps, mastocytosis and cystic acne. We intend to initiate in 2004 a Phase II clinical trial designed to assess the efficacy of zileuton in patients suffering from COPD.

Our Critical Care Programs

      Since our inception, our focus has been directed at developing products to regulate the excessive inflammatory response that can damage vital internal organs and, in the most severe cases, result in multiple organ failure and death.

      CTI-01. We are developing a small molecule product candidate, CTI-01, that we believe may be effective in regulating the inflammatory response. Results from preclinical studies suggest that CTI-01 inhibits the release of cytokines associated with conditions such as post-operative ileus, which is the loss of normal intestine movement following surgery, and the damage to vital organs that can occur in patients after cardiopulmonary bypass, a procedure commonly performed during heart surgery. We initiated preclinical studies of CTI-01 in 2001 and initiated the first Phase I clinical trial in June 2003. We intend to commence a Phase II clinical trial of CTI-01 by the end of 2004.

      HMGB1. We believe that a cytokine called HMGB1, or high mobility group protein B1, may be an important target for the development of products to treat inflammatory diseases because of the timing and the duration of its release from cells into the bloodstream. We initiated our research activities directed toward HMGB1 in 2002. We are currently collaborating with MedImmune, Inc. on preclinical development of our monoclonal antibodies directed towards HMGB1 in a number of animal models.

      Cholinergic Anti-inflammatory Program. We are developing small molecules designed to inhibit the body’s inflammatory response by acting on the nicotinic α-7 cholinergic target, which is a cell receptor associated with the production of the cytokines that play a fundamental role in the inflammatory response. We intend to have a product candidate in clinical trials by 2005. We believe that successful development of a product candidate targeting the nicotinic α-7 cholinergic receptor could lead to an oral anti-cytokine therapy for acute and chronic diseases. We are also exploring the development of a medical device, similar to those already marketed for the treatment of epileptic seizures, to stimulate the vagus nerve, which links the brain with the major organs of the body, and induce an anti-inflammatory response by acting on the α-7 receptor. We initiated our research activities directed toward the nicotinic α-7 cholinergic receptor in 2003.

Our Strategy

      Our goal is to become a leading biopharmaceutical company focused on developing products directed at the inflammatory response associated with asthma and critical care diseases. The key elements of our strategy are to:

•	Maximize the commercial potential of Zyflo. Our goal is to develop a focused sales force to promote Zyflo and to successfully launch Zyflo in the first half of 2005.

•	Expand the potential applications of zileuton. We are developing controlled-release and intravenous formulations of zileuton to expand the zileuton franchise. We also intend to initiate clinical trials of zileuton for additional diseases and conditions, such as COPD.

•	Advance and expand our portfolio of product candidates. We intend to continue to develop and discover drug candidates with novel mechanisms of action based upon our understanding of the cytokine cascade and its role in critical care diseases.

•	Maximize the economic value of our product portfolio. We intend to retain sole ownership of our product candidates. However, when appropriate, we may undertake strategic collaborations, such as our agreement with MedImmune, to develop projects that may be beyond our internal resources while retaining co-promotion or commercial rights.

•	Strategically in-license or acquire attractive development candidates or approved products. We intend to enhance our product pipeline by strategically in-licensing or acquiring products or product candidates for the critical care market.

Risks Associated with Our Business

      Our business is subject to numerous risks, as more fully described in the section entitled “Risk Factors” immediately following this prospectus summary. We have a limited operating history and have not yet commercialized any products. We have incurred significant operating losses in each year since our inception in July 2000. As of March 31, 2004, we had an accumulated deficit of approximately $33.8 million. We expect to incur substantial losses for at least the next several years. Our business will depend heavily on the commercial success of Zyflo and the controlled-release formulation of zileuton. All of our product candidates other than Zyflo and the controlled-release formulation of zileuton are undergoing clinical trials or are in early stages of development, and failure is common and can occur at any stage of development. None of our product candidates other than Zyflo has received regulatory approval for commercialization, and we do not expect that any drugs resulting from our or our collaborators’ research and development efforts will be commercially available for a number of years, if at all. We may never receive any product revenues or achieve profitability.

Corporate Information

      We were incorporated in Delaware on July 14, 2000. Our principal executive office is located at 60 Westview Street, Lexington, Massachusetts, 02421, and our telephone number is (781) 402-5700. Our internet address is www.criticaltherapeutics.com. The information on our web site is not incorporated by reference into this prospectus and should not be considered to be a part of this prospectus. Our web site address is included in this prospectus as an inactive technical reference only.

      Unless otherwise stated, all references to “us,” “our,” “Critical Therapeutics,” “we,” “CRTX,” the “Company” and similar designations refer to Critical Therapeutics, Inc. Critical TherapeuticsTM, Critical Therapeutics’ logo and Zyflo® are trademarks or service marks of Critical Therapeutics. Other trademarks or service marks appearing in this prospectus are the property of their respective holders.

The Offering

Common stock offered hereby	6,000,000 shares

Common stock to be outstanding after this offering	23,906,944 shares

Use of proceeds	We intend to use the proceeds from this offering to fund the commercialization of our products, including establishing sales and marketing capabilities and manufacturing and distribution arrangements required to launch Zyflo, preclinical and clinical development of existing product candidates, discovery and development of additional product candidates, working capital, capital expenditures and other general corporate purposes. For more detailed information, see “Use of Proceeds.”

NASDAQ National Market symbol	CRTX

      The number of shares of our common stock to be outstanding after this offering is based on 17,906,944 shares outstanding as of April 15, 2004, and excludes:

•	1,802,896 shares of our common stock issuable upon the exercise of outstanding stock options with a weighted average exercise price of $1.12 per share as of April 15, 2004;

•	24,000 shares of our common stock issuable upon the exercise of an outstanding warrant with an exercise price of $3.75 per share; and

•	an aggregate of 389,484 shares of our common stock available for future issuance under our stock incentive plans as of April 15, 2004 and an additional 3,680,000 shares of our common stock that will be available for issuance under our stock incentive plans upon the closing of this offering.

      Certain of our existing stockholders and their affiliated entities, including HealthCare Ventures, MPM Capital and Johnson & Johnson Development Corporation, have indicated an interest in purchasing up to an aggregate of $6.0 million of our common stock in this offering at the initial public offering price of $7.00 per share, or up to approximately 857,140 of the 6,000,000 shares sold in this offering. However, because indications of interest are not binding agreements or commitments to purchase, these stockholders may not purchase any common stock in this offering.

      Except as otherwise noted, we have presented the information in this prospectus based on the following assumptions:

•	the conversion upon the closing of this offering of all then outstanding shares of convertible preferred stock into 16,109,403 shares of our common stock;

•	the filing of a certificate of amendment to our certificate of incorporation and the adoption of our amended and restated by-laws immediately prior to the closing of this offering; and

•	no exercise by the underwriters of their option to purchase up to 900,000 additional shares of our common stock in this offering.

      In addition, unless otherwise noted, all information in this prospectus gives effect to the one-for-3.75 reverse stock split of our common stock effected on May 20, 2004.

Summary Consolidated Financial Data

      You should read the following summary consolidated financial data together with the “Selected Consolidated Financial Data” section of this prospectus, the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of this prospectus, and our consolidated financial statements and related notes included at end of this prospectus.

	July 14, 2000				Three Months Ended
	(Inception)	Year Ended December 31,			March 31,
	through
	December 31, 2000	2001	2002	2003	2003	2004

	(in thousands, except share and per share data)
Statements of Operations Data:
Revenue under collaboration agreement	$—	$—	$—	$1,021	$—	$805
Research and development expenses	25	957	3,284	17,458	2,197	5,613
General and administrative expenses	41	605	1,792	3,771	682	1,661

Total operating expenses	66	1,562	5,076	21,229	2,879	7,274

Loss from operations	(66)	(1,562)	(5,076)	(20,208)	(2,879)	(6,469)
Interest income	—	119	149	191	34	112
Interest expense	—	(5)	(8)	(93)	(13)	(28)

Net loss	(66)	(1,448)	(4,935)	(20,110)	(2,858)	(6,385)
Accretion of dividends and offering costs on preferred stock	—	(432)	(1,032)	(2,264)	(421)	(1,161)

Net loss available to common stockholders	$(66)	$(1,880)	$(5,967)	$(22,374)	$(3,279)	$(7,546)

Net loss per common share:
Basic and diluted	$(0.05)	$(2.63)	$(23.74)	$(33.99)	$(6.38)	$(6.85)

Weighted-average basic and diluted shares outstanding	1,226,664	714,820	251,346	658,204	514,334	1,100,881

	As of March 31, 2004

	Actual	As Adjusted

	(in thousands)
Balance Sheet Data:
Cash, cash equivalents and short-term investments	$61,998	$99,374
Working capital	49,761	87,137
Total assets	65,402	102,778
Long term debt, net of current portion	577	577
Redeemable convertible preferred stock	80,753	—
Total stockholders’ equity (deficit)	(29,285)	88,844

      The as adjusted balance sheet data as of March 31, 2004 give effect to:

•	the automatic conversion of all outstanding shares of our convertible preferred stock into shares of common stock upon the closing of this offering; and

•	the issuance and sale of 6,000,000 shares of common stock offered by this prospectus at an initial offering price of $7.00 per share, less underwriting discounts and commissions and estimated offering expenses.

RISK FACTORS

      This offering involves a high degree of risk. You should carefully consider the risks and uncertainties described below and the other information contained in this prospectus, including our consolidated financial statements and the related notes appearing at the end of this prospectus, before deciding to invest in shares of our common stock. If any of the following risks and uncertainties actually occurs, our business, financial condition and operating results would likely suffer, possibly materially. In that event, the market price of our common stock could decline and you could lose all or part of your investment.

Risks Relating to Our Business

If the market is not receptive to Zyflo or the controlled-release formulation of zileuton upon their commercial introduction, we will be unable to generate significant revenues.

      The commercial success of Zyflo and the controlled-release formulation of zileuton will depend upon the acceptance of these product candidates by the medical community, third-party payors and patients. Physicians will prescribe Zyflo and the controlled-release formulation of zileuton only if they determine, based on experience, clinical data, side effect profiles or other factors, that these products are preferable to other available products or combinations of products.

      Despite being sold in the United States since 1997, Zyflo has not achieved broad market acceptance. In the 12-month period ending September 2003, only 1,700 physicians prescribed the product. We may have difficulty expanding the current limited prescriber and patient base for Zyflo if physicians view the product as outdated or less effective than other products on the market. In addition, Zyflo requires four-times-a-day dosing, which some physicians and patients may find inconvenient compared to other available asthma therapies that require dosing only once or twice daily.

      Moreover, perceptions about the safety of Zyflo could limit its market acceptance. In the placebo-controlled clinical trials that formed the basis for FDA approval of Zyflo, 1.9% of patients taking Zyflo experienced increased levels of a liver enzyme called alanine transaminase, or ALT, of over three times the levels normally seen in the bloodstream, compared to 0.2% of patients receiving placebo. In addition, prior to FDA approval, a long-term trial was conducted in 2,947 patients to evaluate the safety of Zyflo, particularly in relation to liver enzyme effects. In this safety trial, 4.6% of the patients taking Zyflo experienced increased levels of ALT of over three times the levels normally seen in the bloodstream, compared to 1.1% of patients receiving placebo. The overall percentage of patients that experienced increases in ALT of over three times the levels normally seen in the bloodstream was 3.2% in approximately 5,000 asthma patients who received Zyflo in the clinical trials that were reviewed by the FDA prior to its approval of Zyflo. In these trials, one patient developed symptomatic hepatitis with jaundice, which resolved upon discontinuation of therapy, and three patients developed mild elevations in bilirubin, a protein. Furthermore, because Zyflo can elevate liver enzyme levels, periodic liver function tests are recommended for patients taking Zyflo and may be advisable for patients taking our other zileuton product candidates. Some physicians and patients may perceive liver function tests as inconvenient or indicative of safety issues, which would make them reluctant to prescribe or accept Zyflo and other zileuton product candidates. As a result, many physicians may have negative perceptions about the safety of Zyflo and other zileuton product candidates, which could limit their commercial acceptance.

      While we transfer manufacturing capabilities of Zyflo from Abbott to our contract manufacturing sites and seek regulatory approval of our related sNDA, the product will not be commercially available. The absence of Zyflo from the market for any period of time could exacerbate any negative perceptions about Zyflo if physicians believe Zyflo’s absence from the market is related to safety or efficacy issues.

      Zyflo’s position in managed care formularies, which are lists of products approved by managed care organizations, may also make it difficult to expand the current market for this product. As a result of a lack of a sustained sales and marketing effort, Zyflo has been removed from some formularies or relegated to third-tier status, which requires the highest co-pay for patients. In addition, Zyflo may be removed from some managed care formularies as a result of Zyflo’s absence from the market while we transfer manufacturing from Abbott to our contract manufacturing sites and seek regulatory approval of our related sNDA.

      If we are unable to expand the use of Zyflo and existing negative perceptions about Zyflo persist, we will have difficulty achieving market acceptance for our other zileuton product candidates, such as the controlled-release formulation of zileuton. If we are unable to achieve market acceptance of Zyflo or the controlled-release formulation of zileuton, we will not generate significant revenues unless we are able to successfully develop and commercialize other product candidates.

Our business will depend heavily on the commercial success of Zyflo and the controlled-release formulation of zileuton.

      Other than Zyflo and the controlled-release formulation of zileuton, our product candidates are in early clinical, preclinical and research stages of development and are a number of years away from commercialization. As a result, if we obtain regulatory approval to market Zyflo and the controlled-release formulation of zileuton, they will account for almost all of our revenues for the foreseeable future. Research and development of product candidates is lengthy and expensive. Our early-stage product candidates in particular will require substantial funding for us to complete preclinical testing and clinical trials and, if approved, for us to initiate manufacturing and commercialization. If Zyflo and the controlled-release formulation of zileuton are not commercially successful, we may be forced to find additional sources of funding earlier than we anticipated. If we are not successful in obtaining additional funding on acceptable terms, we may be forced to significantly delay, limit or eliminate one or more of our research, development or commercialization programs. In addition, we may be forced to dismantle or redeploy the sales force that we are building in connection with the anticipated launch of these product candidates.

If we do not successfully recruit and train qualified sales and marketing personnel and build a marketing and sales infrastructure, our ability to independently launch and market our product candidates, including Zyflo, will be impaired. We will be required to incur significant costs and devote significant efforts to establish a direct sales force.

      We intend to independently launch and market Zyflo, the controlled-release formulation of zileuton and other of our product candidates where we believe the target physician market can be effectively reached by our planned sales and marketing force. We intend to have a sales force of approximately 80 personnel by the time of our expected launch of Zyflo in the first half of 2005. We believe that the aggregate sales and marketing costs to launch Zyflo, including the cost of the sales force, will be approximately $5.0 million. We currently have no sales or distribution capabilities and have limited marketing capabilities. We may not be able to attract, hire and train qualified sales and marketing personnel to build a significant or successful sales force. If we are not successful in our efforts to develop an internal sales force, our ability to independently launch and market our product candidates, including Zyflo and the controlled-release formulation of zileuton, will be impaired.

      We will have to invest significant amounts of money and management resources to develop internal sales, distribution and marketing capabilities. Because we plan to minimize sales and marketing expenditures and activities, including the hiring and training of sales personnel, prior to obtaining the regulatory approval for Zyflo, we may have insufficient time to build our sales and marketing capabilities in advance of the launch of Zyflo. If we are not successful in building adequate sales and marketing capabilities in advance of the launch of Zyflo, our ability to successfully commercialize the product may be impaired. If we develop these capabilities in advance of the launch of Zyflo and approval of Zyflo or the controlled-release formulation of zileuton is delayed substantially or not granted at all, we will have incurred significant unrecoverable expenses.

If the market is not receptive to our other product candidates, we will be unable to generate revenues from sales of these products.

      The probability of commercial success of each of our product candidates is subject to significant uncertainty. Factors that we believe will materially affect market acceptance of our product candidates under development include:

•	the timing of our receipt of any marketing approvals, the terms of any approval and the countries in which approvals are obtained;

•	the safety, efficacy and ease of administration;

•	the therapeutic or other improvement over existing comparable products;

•	pricing and cost effectiveness;

•	the ability to be produced in commercial quantities at acceptable costs; and

•	the extent and success of our sales and marketing efforts.

      The failure of our product candidates other than Zyflo and the controlled-release formulation of zileuton to achieve market acceptance would prevent us from ever generating meaningful revenues from sales of these product candidates.

We may not be successful in our efforts to advance and expand our portfolio of product candidates.

      A key element of our strategy is to develop and commercialize product candidates that address large unmet medical needs in the critical care market. We seek to do so through:

•	internal research programs;

•	sponsored research programs with academic and other research institutions and individual doctors, chemists and researchers; and

•	in-licensing or acquisition of product candidates or approved products for the critical care market.

      A significant portion of the research that we are conducting involves new and unproven technologies. Research programs to identify new product candidates, whether conducted by us or by academic or other research institutions under sponsored research agreements, require substantial technical, financial and human resources. These research programs may initially show promise in identifying potential product candidates, yet fail to yield product candidates for clinical development for a number of reasons, including:

•	the research methodology used may not be successful in identifying potential product candidates; or

•	potential product candidates may on further study be shown to have harmful side effects or other characteristics that indicate that they are unlikely to be effective products.

      We may be unable to license or acquire suitable product candidates or products from third parties for a number of reasons. In particular, the licensing and acquisition of pharmaceutical products is competitive. A number of more established companies are also pursuing strategies to license or acquire products in the critical care market. These established companies may have a competitive advantage over us due to their size, cash resources or greater clinical development and commercialization capabilities. Other factors that may prevent us from licensing or otherwise acquiring suitable product candidates or approved products include the following:

•	we may be unable to license or acquire the relevant technology on terms that would allow us to make an appropriate return from the product;

•	companies that perceive us to be their competitors may be unwilling to assign or license their product rights to us; or

•	we may be unable to identify suitable products or product candidates within our areas of expertise.

      If we are unable to develop suitable potential product candidates through internal research programs, sponsored research programs or by obtaining rights from third parties, we will not be able to increase our revenues in future periods, which could result in significant harm to our financial position and adversely impact our stock price.

We face substantial competition. If we are unable to compete effectively, our product candidates may be rendered noncompetitive or obsolete.

      The development and commercialization of new drugs is highly competitive. We will face competition with respect to the development of product candidates and for any products that we commercialize in the future from pharmaceutical companies, biotechnology companies, specialty pharmaceutical companies, companies selling low-cost generic substitutes, academic institutions, government agencies or research institutions. A number of large pharmaceutical and biotechnology companies currently market and sell products to treat asthma that will compete with Zyflo and the controlled-release formulation of zileuton, if approved. Many established therapies currently command large market shares in the mild to moderate asthma market, including Merck & Co., Inc.’s Singulair® and GlaxoSmithKline plc’s Advair®. We will also face competition from other pharmaceutical companies seeking to develop drugs for the severe asthma market. The severe asthma market is currently served by the therapies developed for mild to moderate asthma and oral and injectable steroid treatments. One product, Xolair®, developed jointly by Novartis AG, Genentech, Inc. and Tanox, Inc., recently gained approval for severe allergic asthma.

      Zileuton will also face intense competition if we are able to develop it as a treatment for COPD. COPD is a disease that is currently treated predominantly with asthma drugs and lung reduction surgery. Spiriva®, a once daily muscarinic antagonist from Boehringer Ingleheim GmbH and Pfizer that has been approved in Europe, may be approved in the United States in 2004. Other novel approaches are also in the development process.

      Our therapeutic programs directed toward the body’s inflammatory response will compete predominantly with therapies that have been approved for diseases such as rheumatoid arthritis, like Amgen, Inc.’s Enbrel® and Johnson & Johnson’s Remicade®, and diseases such as sepsis, such as Eli Lilly and Company’s Xigris®.

      Our competitors’ products may be more effective, or more effectively marketed and sold, than any of our products. Many of our competitors have:

•	significantly greater financial, technical and human resources than we have and may be better equipped to discover, develop, manufacture and commercialize products;

•	more extensive experience than we have in conducting preclinical studies and clinical trials, obtaining regulatory approvals and manufacturing and marketing pharmaceutical products;

•	competing products that have already received regulatory approval or are in late-stage development; and

•	collaborative arrangements in our target markets with leading companies and research institutions.

      We will face competition based on the safety and effectiveness of our products, the timing and scope of regulatory approvals, the availability and cost of supply, marketing and sales capabilities, reimbursement coverage, price, patent position and other factors. Our competitors may develop or commercialize more effective, safer or more affordable products, or obtain more effective patent protection, than we are able to. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our product candidates will achieve initial market acceptance and our ability to generate meaningful revenues from our product candidates. Even if our product candidates achieve initial market acceptance, competitive products may render our products obsolete or noncompetitive. If our product candidates are rendered obsolete, we may not be able to recover the expenses of developing and commercializing those product candidates.

As we evolve from a company primarily involved in discovery and development to one also involved in commercialization activities, we may encounter difficulties in managing our growth and expanding our operations successfully.

      In order to evolve from a company primarily engaged in research and development to one involved in the commercialization of product candidates, we will need to expand our administrative and operational infrastructure. As we advance our product candidates through clinical trials, we will need to expand our development, regulatory and sales capabilities or contract with third parties to provide these capabilities for us. As our operations expand, we expect that we will need to manage additional relationships with various collaborators, suppliers and other third parties. Our need to manage our operations and growth will require us to continue to improve our operational, financial and management controls, our reporting systems and our procedures in the United States and the other countries in which we operate. We may not be able to implement improvements to our management information and control systems in an efficient or timely manner, or we may discover deficiencies in existing systems and controls that could expose us to an increased risk of incurring financial or accounting irregularities or fraud.

If we are unable to retain key personnel and hire additional qualified scientific and other management personnel, we may not be able to successfully achieve our goals.

      We depend on the principal members of our scientific and management staff, including Paul Rubin, M.D., our president and chief executive officer, Walter Newman, Ph.D., our chief scientific officer and vice president of research and development, Trevor Phillips, Ph.D., our chief operating officer, vice president of operations and secretary, Frank Thomas, our chief financial officer and treasurer, and Frederick Finnegan, our vice president of sales and marketing. The loss of any of these individuals’ services would diminish the knowledge and experience that we, as an organization, possess and might significantly delay or prevent the achievement of our research, development or commercialization objectives and could cause us to incur additional costs to recruit replacement executive personnel. We do not maintain key person life insurance on any of these individuals. We are not aware of any present intention of any of these individuals to leave our company. We have no employment contracts with any of our employees.

      Our success depends in large part on our ability to attract and retain qualified scientific and management personnel such as these individuals. We expect that our potential expansion into areas and activities requiring additional expertise, such as clinical trials, governmental approvals, contract manufacturing and sales and marketing, will place additional requirements on our management, operational and financial resources. We expect these demands will require us to hire additional management and scientific personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the research, development and commercialization of our product candidates.

The recent Medicare prescription drug coverage legislation and future legislative or regulatory reform of the health care system may affect our ability to sell our product candidates profitably.

      We believe that the efforts of governments and third-party payors to contain or reduce the cost of healthcare will continue to affect the business and financial condition of pharmaceutical and biopharmaceutical companies such as us. A number of legislative and regulatory proposals to change the healthcare system in the United States and other major healthcare markets have been proposed in recent years. In addition, ongoing initiatives in the United States have and will continue to increase pressure on drug pricing. In some foreign countries, particularly countries of the European Union, the pricing of prescription pharmaceuticals is subject to governmental control. In addition, as a result of the trend towards managed healthcare in the United States, as well as legislative proposals to constrain the growth of federal healthcare program expenditures, third-party payors are increasingly attempting to contain healthcare costs by demanding price discounts or rebates and limiting both coverage and the level of reimbursement of new drug products. Consequently, significant uncertainty exists as to the reimbursement status of newly approved healthcare products.

      In particular, in December 2003, President Bush signed into law new Medicare prescription drug coverage legislation. The prescription drug program established by this legislation and future amendments or regulatory interpretations of the legislation could have the effect of reducing the prices that we are able to charge for any products we develop and sell through these plans. This prescription drug legislation and related amendments or regulations could also cause third-party payors other than the federal government, including the states under the Medicaid program, to discontinue coverage for any products we develop or to lower reimbursement amounts that they pay.

      The Centers for Medicare and Medicaid Services, or CMS, the agency within the Department of Health and Human Services that administers Medicare and that may be responsible for setting reimbursement payment rates and coverage policies for any product candidates that we commercialize, has authority to decline to cover particular drugs if it determines that they are not “reasonable and necessary” for Medicare beneficiaries or to cover them at lower rates to reflect budgetary constraints or to match previously approved reimbursement rates for products that CMS considers to be therapeutically comparable. In addition, current U.S. laws and regulations restrict the importation of drugs from countries where they are sold at lower prices. Any future relaxation of these import restrictions could reduce the prices of drugs in the United States.

      Further federal, state and foreign healthcare proposals and reforms are likely. While we cannot predict the legislative or regulatory proposals that will be adopted or what effect those proposals may have on our business, including the future reimbursement status of any of our product candidates, the announcement or adoption of such proposals could have an adverse effect on potential revenues from product candidates that we may successfully develop.

      If we succeed in bringing any more of our product candidates to market, third-party payors may establish and maintain price levels insufficient for us to realize a sufficient return on our investment in product development. Significant changes in the healthcare system in the United States or elsewhere, including changes resulting from the implementation of the Medicare prescription drug coverage legislation and adverse trends in third-party reimbursement programs, would limit our ability to raise capital and successfully commercialize our product candidates.

If we are subject to unfavorable pricing regulations or third-party reimbursement practices, we might not be able to recover the development and other costs of our product candidates.

      The regulations governing drug product licensing, pricing and reimbursement vary widely from country to country. Some countries require approval of the sale price of a drug before it can be marketed. In many countries, the pricing review period begins after product licensing approval is granted. In some foreign markets, prescription pharmaceutical pricing remains subject to continuing governmental control even after initial approval is granted. Although we monitor these regulations, our product candidates other than Zyflo and the controlled-release formulation of zileuton are currently in the development stage and we will not be able to assess the impact of price regulations for at least several years. We may obtain regulatory approval for a product in a particular country but then be subject to price regulations, which may delay the commercial launch of the product and may negatively impact the revenues we are able to derive from our sales of the product in that country.

      Successful commercialization of our product candidates will also depend in part on the extent to which reimbursement for our product candidates and related treatments will be available from government health administration authorities, private health insurers and other organizations. If we succeed in bringing one or more product candidates to the market, these product candidates may not be considered cost effective and reimbursement to the patient may not be available or sufficient to allow us to sell our product candidates on a competitive basis to a sufficient patient population. Because our product candidates other than Zyflo and the controlled-release formulation of zileuton are in the development stage, we are unable at this time to determine the cost effectiveness of these product candidates. We may need to conduct expensive pharmacoeconomic trials in order to demonstrate their cost effectiveness. Sales of prescription drugs are highly dependent on the availability and level of reimbursement to the consumer from third-

party payors, such as government and private insurance plans. These third-party payors frequently require that drug companies provide them with predetermined discounts or retroactive rebates from list prices, and third-party payors are increasingly challenging the prices charged for medical products. Because our product candidates other than Zyflo and the controlled-release formulation of zileuton are in the development stage, we do not know the level of reimbursement, if any, we will receive for those product candidates if they are successfully developed. If the reimbursement we receive for any of our product candidates is inadequate in light of our development and other costs, our ability to realize profits from the affected product candidate would be limited.

Our business has a substantial risk of product liability claims. If we are unable to obtain appropriate levels of insurance, a product liability claim against us could interfere with the development and commercialization of our product candidates or subject us to unanticipated damages or settlement amounts.

      Our business exposes us to significant potential product liability risks that are inherent in the development, manufacturing and marketing of drugs. If the use of one or more of our product candidates harms people, we may be subject to costly and damaging product liability claims. We currently have clinical trial insurance that covers our clinical trials up to a $7.5 million annual aggregate limit and will seek to obtain product liability insurance prior to marketing Zyflo, the controlled-release version of zileuton or any of our other product candidates. However, our insurance may not provide adequate coverage against potential liabilities. The annual premium for our clinical trial insurance for the year ended May 20, 2004 was $52,000. Furthermore, clinical trial and product liability insurance is becoming increasingly expensive. As a result, we may be unable to maintain current amounts of insurance coverage, obtain additional insurance or obtain sufficient insurance at a reasonable cost to protect against losses that we have not anticipated in our business plans.

We handle hazardous materials and must comply with environmental laws and regulations, which can be expensive and restrict how we do business. If we are involved in a hazardous waste spill or other accident, we could be liable for damages, penalties or other forms of censure.

      Our research and development work involves and any future manufacturing processes that we conduct may involve the use of hazardous, controlled and radioactive materials. We are subject to federal, state and local laws and regulations governing the use, manufacture, storage, handling and disposal of these materials. Despite precautionary procedures that we implement for handling and disposing of these materials, we cannot eliminate the risk of accidental contamination or injury. In the event of a hazardous waste spill or other accident, we could be liable for damages, penalties or other forms of censure.

      In addition, we may be required to incur significant costs to comply with environmental laws and regulations in the future or we may be materially and adversely affected by current or future environmental laws or regulations.

      While we have a property insurance policy that covers bio-contamination up to a $25,000 annual aggregate limit and covers radioactive contamination up to a $25,000 annual aggregate limit, this policy may not provide adequate coverage against potential losses, damages, penalties or costs relating to accidental contamination or injury as a result of hazardous, controlled or radioactive materials. The annual premium for our property insurance for the year ended October 29, 2004 was $7,000.

Risks Relating to Development, Clinical Testing and Regulatory Approval of Our Product Candidates

If we do not obtain the regulatory approvals or clearances required to market and sell Zyflo, the controlled-release formation of zileuton or our other product candidates under development, our business will be unsuccessful.

      Neither we nor any collaborator of ours may market any of our products in the United States, Europe or in any other country without marketing approval from the FDA or the equivalent foreign regulatory agency. Although Zyflo has been approved by the FDA, we are required to file an sNDA with the FDA for Zyflo because we are transferring the manufacturing capabilities for the active pharmaceutical ingredient, or API, of zileuton and the immediate-release Zyflo tablets from Abbott to contract manufacturing sites. The FDA may not approve our sNDA on a timely basis or at all.

      We expect to submit an NDA for the controlled-release formulation of zileuton to the FDA in 2005. Abbott conducted all of the preclinical and clinical trials on the controlled-release formulation of zileuton before we in-licensed the product candidate. We intend to rely on the results of these prior clinical trials to support our NDA for this product candidate. If the FDA does not permit us to rely on the prior clinical data, we would be required to repeat some or all of the clinical trials, which would lead to unanticipated costs and delays. Problems with the previous trials, such as incomplete, outdated or otherwise unacceptable data could cause our NDA to be delayed or rejected.

      The regulatory process to obtain market approval or clearance for a new drug, biologic or medical device takes many years, requires expenditures of substantial resources, is uncertain and is subject to unanticipated delays. We have had only limited experience in preparing applications and obtaining regulatory approvals and clearances. Adverse side effects of a product candidate or adverse device effects on subjects or patients in a clinical trial could result in the FDA or foreign regulatory authorities refusing to approve or clear a particular product candidate for any or all indications of use.

      The FDA and foreign regulatory agencies have substantial discretion in the drug approval process and can deny, delay or limit approval of a product candidate for a variety of reasons. If we do not receive required regulatory approval or clearance to market Zyflo, the controlled-release formulation of zileuton or any of our other product candidates under development, our ability to generate product revenue and achieve profitability, our reputation and our ability to raise additional capital will be materially impaired.

If clinical trials for our product candidates are not successful, we may be unable to successfully develop, obtain regulatory approval for and commercialize these product candidates.

      All of our product candidates remain subject to regulatory approval or clearance and all of our product candidates other than Zyflo are still in development and remain subject to clinical testing. In order to obtain regulatory approvals or clearances for the commercial sale of our product candidates, we and our collaborators will be required to complete extensive clinical trials in humans to demonstrate the safety and efficacy of our product candidates. We may not be able to obtain authority from the FDA, institutional review boards or other regulatory agencies to commence or complete these clinical trials. If permitted, such clinical testing may not prove that our product candidates are safe and effective to the extent necessary to permit us to obtain marketing approvals or clearances from regulatory authorities. One or more of our product candidates may not exhibit the expected therapeutic results in humans, may cause harmful side effects or have other unexpected characteristics that may delay or preclude regulatory approval or clearance or limit commercial use if approved or cleared. Furthermore, we, one of our collaborators, institutional review boards, or regulatory agencies may hold, suspend or terminate clinical trials at any time if it is believed that the subjects or patients participating in such trials are being exposed to unacceptable health risks or for other reasons.

      Preclinical testing and clinical trials of new drug, biologic and device candidates are lengthy and expensive and the historical failure rate for such candidates is high. We may not be able to advance any more product candidates into clinical trials. Even if we do successfully enter into clinical trials, the results from preclinical testing of a product candidate may not predict the results that will be obtained in human clinical trials. In addition, positive results demonstrated in preclinical studies and clinical trials that we complete may not be indicative of results obtained in later clinical trials. Clinical trials may take several years to complete, and a failure of one or more can occur at any stage of testing.

      Adverse or inconclusive clinical trial results concerning any of our product candidates could require us to conduct additional clinical trials, result in increased costs and significantly delay the filing for marketing approval or clearance for such product candidates with the FDA or result in a filing for a narrower indication. If clinical trials fail, our product candidates may not become commercially viable.

If clinical trials for our product candidates are delayed, we would be unable to commercialize our product candidates on a timely basis, which would require us to incur additional costs and delay the receipt of any revenues from product sales.

      We cannot predict whether we will encounter problems with any of our completed, ongoing or planned clinical trials that will cause regulatory authorities, institutional review boards or us to delay or suspend those clinical trials, or delay the analysis of data from our completed or ongoing clinical trials.

      Any of the following could delay the completion of our ongoing and planned clinical trials:

•	ongoing discussions with the FDA or comparable foreign authorities regarding the scope or design of our clinical trials;

•	delays or the inability to obtain required approvals from institutional review boards or other governing entities at clinical sites selected for participation in our clinical trials;

•	delays in enrolling patients and volunteers into clinical trials;

•	lower than anticipated retention rates of patients and volunteers in clinical trials;

•	the need to repeat clinical trials as a result of inconclusive or negative results or poorly executed testing;

•	insufficient supply or deficient quality of product candidate materials or other materials necessary to conduct our clinical trials;

•	unfavorable FDA inspection and review of a clinical trial site or records of any clinical or preclinical investigation;

•	serious and unexpected drug-related side effects or adverse device effects experienced by participants in our clinical trials; or

•	the placement of a clinical hold on a trial.

      Prior to commencing clinical trials in the United States, we must submit an investigational new drug application, or IND, to the FDA. We conducted a Phase I clinical trial outside the United States for our product candidate CTI-01 and have not submitted an IND to enable us to conduct clinical trials of that product candidate in the United States.

      Our ability to enroll patients in our clinical trials in sufficient numbers and on a timely basis will be subject to a number of factors, including the size of the patient population, the nature of the protocol, the proximity of patients to clinical sites, the availability of effective treatments for the relevant disease and the eligibility criteria for the clinical trial. Delays in patient enrollment can result in increased costs and longer development times. In addition, subjects may drop out of our clinical trials, and thereby impair the validity or statistical significance of the trials.

      We expect to rely on academic institutions and clinical research organizations to supervise or monitor some or all aspects of the clinical trials for the product candidates we advance into clinical testing. Accordingly, we have less control over the timing and other aspects of these clinical trials than if we conducted them entirely on our own.

      As a result of these factors, we or third parties on whom we rely may not successfully begin or complete our clinical trials in the time periods we have forecasted, if at all. If the results of our ongoing or planned clinical trials for our product candidates are not available when we expect or if we encounter any delay in the analysis of data from our preclinical studies and clinical trials, we may be unable to file for regulatory approval or clearance or conduct additional clinical trials on the schedule we currently anticipate.

      If clinical trials are delayed, the commercial viability of our product candidates may be reduced. If we incur costs and delays in our programs or if we do not successfully develop and commercialize our products, our stock price could decline.

Even if we obtain regulatory approvals or clearances, our product candidates will be subject to ongoing regulatory review. If we fail to comply with continuing U.S. and applicable foreign regulations, we could lose those approvals and the sale of our product candidates could be suspended.

      Approvals and clearances of our product candidates are subject to continuing regulatory review, including the review of medical device reports, adverse drug or device experiences and clinical results from any post-market testing or vigilance required as a condition of approval that are reported after our product candidates become commercially available. The manufacturer and the manufacturing facilities we use to make any of our product candidates will also be subject to periodic review and inspection by the FDA. The subsequent discovery of previously unknown problems with a product, manufacturer or facility may result in restrictions on the product or manufacturer or facility, including withdrawal of the product from the market. Our product promotion and advertising will also be subject to regulatory requirements and continuing FDA review.

If we or our third-party manufacturers or service providers fail to comply with regulatory laws and regulations, we or they could be subject to enforcement actions, which could affect our ability to market and sell our product candidates and may harm our reputation.

      If we or our third-party manufacturers or service providers fail to comply with applicable federal, state or foreign laws or regulations, we could be subject to enforcement actions, which could affect our ability to develop, market and sell our product candidates successfully and could harm our reputation and lead to less market acceptance of our product candidates. These enforcement actions include:

•	product seizures;

•	voluntary or mandatory recalls;

•	voluntary or mandatory patient or physician notification;

•	withdrawal of product approvals;

•	restrictions on, or prohibitions against, marketing our product candidates;

•	fines;

•	restrictions on importation of our product candidates;

•	injunctions;

•	civil and criminal penalties; and

•	suspension of review or refusal to approve pending applications.

Risks Relating to Our Dependence on Third Parties

We depend on MedImmune and expect to depend on additional collaborators in the future for a significant portion of our revenues and to develop, conduct clinical trials with, obtain regulatory approvals for, and manufacture, market and sell some of our product candidates. These collaborations may not be successful.

      We are relying on MedImmune to fund the development of and to commercialize our product candidates in our HMGB1 program. All of our revenues for 2003 and for the first three months of 2004 were derived from fees paid to us by MedImmune under our collaboration agreement. We expect that until we generate revenue from the sale of Zyflo, all of our revenues will continue to be derived from our collaboration agreement with MedImmune. Additional payments due to us under the collaboration agreement with MedImmune are generally based on our achievement of specific development and commercialization milestones that we may not meet. In addition, the collaboration agreement entitles us to royalty payments that are based on the sales of products developed and marketed through the collaboration. These future royalty payments may not materialize or may be less than expected if the related products are not successfully developed or marketed or if we are forced to license intellectual property from third parties. Accordingly, we cannot predict if our collaboration with MedImmune will continue to generate revenues for us.

      Our collaboration agreement with MedImmune generally is terminable by MedImmune at any time upon six months notice to us or upon the material uncured breach of the agreement by us. Under the collaboration agreement, we are obligated to use commercially reasonable, good faith efforts to conduct the collaboration in accordance with rolling three-year research plans that describe and allocate between MedImmune and us responsibility for, among other things, the proposed research, preclinical studies, toxicology formulation activities and clinical studies for that time period. In addition, MedImmune and we agreed to work exclusively in the development and commercialization of HMGB1-inhibiting products for a period of four years, and, after such time, we have agreed to work exclusively with MedImmune in the development of HMGB1-inhibiting products for the remaining term of the agreement. If MedImmune were to terminate or breach our arrangement and we were unable to enter into a similar collaboration agreement with another qualified third party in a timely manner or devote sufficient financial resources or capabilities to continue development and commercialization on our own, the development and commercialization of our HMGB1 program likely would be delayed, curtailed or terminated. The delay or termination of our HMGB1 program could significantly harm our future prospects. We intend to enter into collaboration agreements with other parties in the future that relate to other product candidates, and we are likely to have similar risks with regard to any such future collaborations.

      In addition, our collaboration with MedImmune and any future collaborative arrangements that we enter into with third parties may not be scientifically or commercially successful. Factors that may affect the success of our collaborations include the following:

•	our collaborators may be pursuing alternative technologies or developing alternative products, either on their own or in collaboration with others, that may be competitive with the product on which they are collaborating with us or that could affect our collaborators’ commitment to us;

•	reductions in marketing or sales efforts or a discontinuation of marketing or sales of our products by our collaborators would reduce our revenues, which we expect will be based on a percentage of net sales by collaborators;

•	our collaborators may terminate their collaborations with us, which could make it difficult for us to attract new collaborators or adversely affect how we are perceived in the business and financial communities;

•	our collaborators may not devote sufficient time and resources to any collaboration with us, which could prevent us from realizing the potential commercial benefits of that collaboration; and

•	our collaborators may pursue higher priority programs or change the focus of their development programs, which could affect their commitments to us.

We have no manufacturing experience or resources and we must incur significant costs to develop this expertise or rely on third parties to manufacture our product candidates.

      We have no manufacturing experience. In order to continue to develop product candidates, apply for regulatory approvals and commercialize our product candidates, we will need to develop, contract for or otherwise arrange for the necessary manufacturing capabilities. We currently rely on third parties for the production of our product candidates for preclinical and clinical testing purposes and we expect to continue to do so in the future. We have contracted with Rhodia Pharma Solutions to establish and validate a manufacturing process for the API for zileuton. We have also contracted with SkyePharma PLC, through its subsidiary Jagotec AG, for the manufacture of tablets of the controlled-release formulation of zileuton for clinical trials, regulatory review and commercial sale. In addition, we have contracted with SkyePharma, through its subsidiary Jagotec, to establish a manufacturing process for Zyflo and to manufacture Zyflo for clinical trials and regulatory review.

      Only a limited number of manufacturers have the capability to supply zileuton, and we have not secured a long-term commercial supply arrangement for any of our product candidates, other than the controlled-release formulation of zileuton. The manufacturing process for our product candidates is an element of the FDA approval process and we will need to contract with manufacturers who can meet the FDA requirements, including current Good Manufacturing Practices, on an ongoing basis. As part of obtaining regulatory approval for Zyflo and the controlled-release formulation of zileuton, we are required to engage a commercial manufacturer to produce validation batches of the drug consistent with regulatory approval requirements. Rhodia Pharma Solutions has agreed to produce the validation batches of Zyflo. We are dependent upon Rhodia Pharma Solutions and SkyePharma, and will be dependent on any other third parties who manufacture our product candidates, to perform their obligations in a timely manner and in accordance with applicable government regulations. In addition, if we receive the necessary regulatory approval for our product candidates, we also expect to rely on third parties, including our collaborators, to produce materials required for commercial production. We may experience difficulty in obtaining adequate manufacturing capacity for our needs. If we are unable to obtain or maintain contract manufacturing of these product candidates, or to do so on commercially reasonable terms, we may not be able to successfully develop and commercialize our product candidates.

      The manufacturing process for the API for zileuton involves an exothermic reaction that generates heat and, if not properly controlled by the safety and protection mechanisms in place at the manufacturing sites, could result in unintended combustion of the product. The manufacture of the API for zileuton could be disrupted or delayed if a batch is destroyed or damaged or if local health and safety regulations require a third-party manufacturer to implement additional safety procedures.

      We are and will continue to be dependent upon these third-party manufacturers to perform their obligations in a timely manner and consistent with regulatory requirements. If third-party manufacturers with whom we contract fail to perform their obligations, we may be adversely affected in a number of ways, including:

•	we may not be able to initiate or continue clinical trials of our product candidates that are under development;

•	we may be delayed in submitting applications for regulatory approvals or clearances for our product candidates;

•	we may be required to cease distribution or recall some or all batches of our product candidates; and

•	ultimately, we may not be able to meet commercial demands for our product candidates.

If we are unable to enter into additional collaboration agreements, we may not be able to continue development of our product candidates.

      Our drug development programs and potential commercialization of our product candidates will require substantial additional cash to fund expenses to be incurred in connection with these activities. We may seek to enter into additional collaboration agreements with pharmaceutical companies to fund all or part of the costs of drug development and commercialization of product candidates. We may not be able to enter into future collaboration agreements, and the terms of the collaboration agreements, if any, may not be favorable to us. If we are not successful in efforts to enter into a collaboration arrangement with respect to a product candidate, we may not have sufficient funds to develop this or any other product candidate internally. If we do not have sufficient funds to develop our product candidates, we will not be able to bring these product candidates to market and generate revenue. In addition, our inability to enter into collaboration agreements could delay or preclude the development, manufacture and/or commercialization of a product candidate and could have a material adverse effect on our financial condition and results of operations because:

•	we may be required to expend our own funds to advance the product candidate to commercialization;

•	revenue from product sales could be delayed; or

•	we may elect not to commercialize the product candidate.

We plan to rely significantly on third parties to market some product candidates and these third parties may not successfully commercialize these product candidates.

      For product candidates with large target physician markets, we plan to rely significantly on sales, marketing and distribution arrangements with third parties. For example, we plan to rely on MedImmune for the commercialization of any anti-HMGB1 products that we develop. We may not be successful in entering into additional marketing arrangements in the future and, even if successful, we may not be able to enter into these arrangements on terms that are favorable to us. In addition, we may have limited or no control over the sales, marketing and distribution activities of these third parties. If these third parties are not successful in commercializing the products covered by these arrangements, our future revenues may suffer.

Risks Relating to Intellectual Property and Licenses

If we are not able to obtain and enforce patent and other intellectual property protection for our discoveries, our ability to prevent third parties from using our inventions and proprietary information will be limited and we may not be able to operate our business profitably.

      Our success depends, in part, on our ability to protect proprietary products, methods and technologies that we invent and develop under the patent and other intellectual property laws of the United States and other countries, so that we can prevent others from using our inventions and proprietary information. Because certain U.S. patent applications are confidential until patents issue, such as applications filed prior to November 29, 2000, or applications filed after such date that will not be filed in foreign countries and for which a request for non-publication is filed, third parties may have filed patent applications for technology covered by our pending patent applications, and our patent applications may not have priority over any patent applications of others. There may also be prior art that may prevent allowance of our patent applications.

      Our patent strategy depends on our ability to rapidly identify and seek patent protection for our discoveries. This process is expensive and time consuming, and we may not be able to file and prosecute all necessary or desirable patent applications at a reasonable cost or in a timely or successful manner. Moreover, the mere issuance of a patent does not guarantee that it is valid or enforceable. As a result, even if we obtain patents, they may not be valid or enforceable against third parties.

      Our pending patent applications may not result in issued patents. In addition, the patent positions of pharmaceutical or biotechnology companies, including ours, are generally uncertain and involve complex legal and factual considerations. The standards that the U.S. Patent and Trademark Office and its foreign counterparts use to grant patents are not always applied predictably or uniformly and can change. There is also no uniform, worldwide policy regarding the subject matter and scope of claims granted or allowable in pharmaceutical or biotechnology patents. Accordingly, we do not know the degree of future protection for our proprietary rights or the breadth of claims which will be allowed in any patents issued to us or to others with respect to our products in the future.

      We also rely on trade secrets, know-how and technology, which are not protected by patents, to maintain our competitive position. If any trade secret, know-how or other technology not protected by a patent were to be disclosed to, or independently developed by a competitor, any competitive advantage that we may have had in the development or commercialization of our product candidates would be minimized or eliminated.

Litigation regarding patents, patent applications and other proprietary rights is expensive and time consuming. If we are unsuccessful in litigation concerning patents or patent applications owned or co-owned by us or licensed to us, we may not be able to protect our products from competition or we may be precluded from selling our products. If we are involved in such litigation, it could cause delays in, or prevent us from, bringing products to market and harm our ability to operate.

      Our success will depend in part on our ability to uphold and enforce the patents or patent applications owned or co-owned by us or licensed to us that cover our products and product candidates. Litigation, interferences or other adversarial proceedings relating to our patents or applications could take place in the United States in a federal court or in the U.S. Patent and Trademark Office or other administrative agencies. These proceedings could also take place in a foreign country, in either the court or the patent office of that country. Proceedings involving our patents or patent applications could result in adverse decisions regarding:

•	the patentability of our inventions, including those relating to our products; and/or

•	the enforceability, validity or scope of protection offered by our patents, including those relating to our products.

These proceedings are costly and time consuming. We may not have sufficient resources to bring these actions to a successful conclusion. Even if we are successful in these proceedings, we may incur substantial cost and divert time and attention of our management and scientific personnel in pursuit of these proceedings, which could have a material adverse effect on our business.

      Our success will also depend in part on our ability to avoid infringement of the patent rights of others. For example, we are aware of third-party patents and patent applications that relate to a class of chemicals known as pyruvates, of which CTI-01 is a member. We believe that our anticipated uses of CTI-01 do not infringe any valid third-party patents. If any use of CTI-01 that we pursue for a particular indication were found to infringe a valid third-party patent, we could be precluded from selling CTI-01 for that indication and be forced to pay damages.

      If it is determined that we do infringe a patent right of another, we may be required to seek a license, defend an infringement action or challenge the validity of the patent in court. In addition, if we are not successful in infringement litigation brought against us and we do not license or develop non-infringing technology, we may:

•	incur substantial monetary damages, potentially including treble damages, if we are found to have willfully infringed on such parties’ patent rights;

•	encounter significant delays in bringing our product candidates to market; or

•	be precluded from participating in the manufacture, use or sale of our products or methods of treatment.

      If any parties should successfully claim that our creation or use of proprietary technologies infringes upon their intellectual property rights, we might be forced to pay damages. In addition to any damages we might have to pay, a court could require us to stop the infringing activity. Moreover, any legal action against us or our collaborators claiming damages and seeking to enjoin commercial activities relating to the affected products and processes could, in addition to subjecting us to potential liability for damages, require us or our collaborators to obtain a license in order to continue to manufacture or market the affected products and processes. Any such required license may not be made available on commercially acceptable terms, if at all. In addition, some licenses may be non-exclusive and, therefore, our competitors may have access to the same technology licensed to us.

      If we fail to obtain a required license or are unable to design around a patent, we may be unable to effectively market some of our technology or products, which could limit our ability to generate revenues or achieve profitability and possibly prevent us from generating revenue sufficient to sustain our operations. In addition, our MedImmune collaboration provides that a portion of the royalties payable to us by

MedImmune for licenses to our intellectual property may be offset by amounts paid by MedImmune to third parties who have competing or superior intellectual property positions in the relevant fields, which could result in significant reductions in our revenues.

      Some of our competitors may be able to sustain the costs of complex intellectual property litigation more effectively than we can because they have substantially greater resources. Uncertainties resulting from the initiation and continuation of any litigation could limit our ability to continue our operations.

We in-license a significant portion of our principal proprietary technologies and if we fail to comply with our obligations under any of the related agreements, we could lose license rights that are necessary to develop and market HMGB1 products and some of our other product candidates.

      We are a party to a number of licenses that give us rights to third-party intellectual property that is necessary for our business. In fact, we acquired the rights to each of our product candidates under licenses with third parties. These licenses impose various development, commercialization, funding, royalty, diligence and other obligations on us. If we breach these obligations, our licensors may have the right to terminate the licenses or render the licenses non-exclusive, which could result in us being unable to develop, manufacture and sell products that are covered by the licensed technology, or at least to do so on an exclusive basis.

Confidentiality agreements with employees and others may not adequately prevent disclosure of trade secrets and other proprietary information.

      In order to protect our proprietary technology and processes, it is our general practice to enter into confidentiality agreements with our collaborators, employees, consultants, outside scientific collaborators and sponsored researchers and other advisors. These agreements may not effectively prevent disclosure of confidential information and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. In addition, others may independently discover trade secrets and proprietary information and, in such cases, we could not assert any trade secret rights against such parties. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain trade secret protection could adversely affect our competitive business position.

Risks Relating to Our Financial Results and Need for Additional Financing

We have incurred losses since inception and we anticipate that we will continue to incur losses for the foreseeable future. If we do not generate significant revenues, we will not be able to achieve profitability.

      We have experienced significant operating losses since our inception in 2000. We had net losses of $6.4 million in the three months ended March 31, 2004, $20.1 million in 2003 and $4.9 million in 2002. As of March 31, 2004, we had an accumulated deficit of approximately $33.8 million. We expect that we will continue to incur substantial losses for at least the next several years as we spend significant amounts to fund research, development and commercialization of our product candidates and to enhance our core technologies. We expect that the losses that we incur will fluctuate from quarter to quarter and that these fluctuations may be substantial. We will need to generate significant revenues to pay these costs and achieve profitability.

We will require substantial additional capital to fund our operations. If additional capital is not available, we may need to delay, limit or eliminate our development and commercialization processes.

      We expect to devote substantial resources to continue our research and development efforts, including preclinical testing and clinical trials, establish our sales and marketing infrastructure, achieve regulatory approvals and, subject to regulatory approval, commercially launch Zyflo and the controlled-release formulation of zileuton and any future product candidates. Our funding requirements will depend on numerous factors, including:

•	the costs and timing of the commercial launch of Zyflo, if and when it is approved by regulatory authorities;

•	the costs and timing of the development and the commercial launch of the controlled-release formulation of zileuton, if and when it is approved by regulatory authorities;

•	the scope and results of our clinical trials;

•	the advancements of other product candidates into development;

•	the potential acquisition or in-licensing of other products or technologies;

•	the time and costs involved in obtaining regulatory approvals;

•	the timing, receipt and amount of milestone and other payments, if any, from MedImmune or future collaborators;

•	the timing, receipt and amount of sales and royalties, if any, from our potential products;

•	continued progress in our research and development programs, as well as the magnitude of these programs;

•	the cost of manufacturing, marketing and sales activities;

•	the costs involved in preparing, filing, prosecuting, maintaining and enforcing patent claims;

•	the cost of obtaining and maintaining licenses to use patented technologies; and

•	our ability to establish and maintain additional collaborative arrangements.

      We do not expect to generate significant additional funds, other than payments that we receive from our collaboration with MedImmune, until we successfully conduct clinical trials, achieve regulatory approvals and commercially launch Zyflo and the controlled-release formulation of zileuton. We believe that the key factors that will affect our internal and external sources of cash are:

•	our ability to achieve regulatory approval for and successfully commercialize Zyflo;

•	our ability to develop, achieve regulatory approval for and successfully commercialize the controlled-release formulation of zileuton;

•	the success of our other preclinical and clinical development programs;

•	the receptivity of the capital markets to financings by biopharmaceutical companies; and

•	our ability to enter into additional strategic collaborations with corporate and academic collaborators and the success of such collaborations.

      The extent of our future capital requirements is difficult to assess and will depend largely on our ability to achieve regulatory approval for and successfully commercialize Zyflo and the controlled-release formulation of zileuton. Based on our operating plans, we believe that our available cash and cash equivalents, together with the net proceeds of this offering, will be sufficient to fund anticipated levels of operations for at least the next 24 months.

      For the three months ended March 31, 2004, our net cash used for operating activities was $5.4 million and we had capital expenditures of $684,000. If our existing resources and the proceeds of this offering are insufficient to satisfy our liquidity requirements or if we acquire or license rights to additional product candidates, we may need to raise additional external funds through collaborative arrangements and public or private financings. Additional financing may not be available to us on acceptable terms or at all. In addition, the terms of the financing may adversely affect the holdings or the rights of our stockholders. For example, if we raise additional funds by issuing equity securities, further dilution to our then-existing stockholders will result. If we are unable to obtain funding on a timely basis, we may be required to significantly delay, limit or eliminate one or more of our research, development or commercialization programs, which could harm our financial condition and operating results. We also could be required to seek funds through arrangements with collaborators or others that may require us to relinquish rights to some of our technologies, product candidates or products which we would otherwise pursue on our own.

Changes in or interpretations of accounting rules and regulations, such as expensing of stock options, could result in unfavorable accounting charges or require us to change our compensation policies.

      Accounting methods and policies for business and market practices of biopharmaceutical companies, including policies regarding expensing stock options, are subject to further review, interpretation and guidance from relevant accounting authorities, including the Securities and Exchange Commission, or the SEC. For example, we currently are not required to record stock-based compensation charges if the employee’s stock option exercise price equals or exceeds the fair value of our common stock at the measurement date, normally the date of grant. Although the standards have not been finalized and the timing of a final statement has not been established, the Financial Accounting Standards Board has announced their support for recording expense for the fair value of stock options granted. If we were to change our accounting policy to record expense for the fair value of stock options granted and retroactively restate all prior periods presented, then our operating expenses could increase. We rely heavily on stock options to compensate existing employees and attract new employees. If we are required to expense stock options, we may then choose to reduce our reliance on stock options as a compensation tool. If we reduce our use of stock options, it may be more difficult for us to attract and retain qualified employees. If we did not reduce our reliance on stock options, our reported losses would increase. Although we believe that our accounting practices are consistent with current accounting pronouncements, changes to or interpretations of accounting methods or policies in the future may require us to reclassify, restate or otherwise change or revise our financial statements.

Risks Relating to This Offering

Purchasers in this offering will suffer immediate dilution.

      If you purchase common stock in this offering, the value of your shares based upon our actual book value will immediately be less than the offering price you paid. This reduction in the value of your equity is known as “dilution.” Based upon the pro forma net tangible book value of the common stock at March 31, 2004 and the initial public offering price of $7.00 per share, your shares will be worth $3.28 less per share than the price you paid in this offering. If the options and the warrants we previously granted are exercised, additional dilution is likely to occur. As of April 15, 2004, options to purchase 1,802,896 shares of common stock at a weighted average exercise price of $1.12 per share were outstanding, and a warrant was outstanding to purchase 24,000 shares of common stock at an exercise price of $3.75 per share. In addition, if we raise additional funding by issuing more equity securities, the newly issued shares will further dilute your percentage ownership of our shares and may also reduce the value of your equity.

Our stock price will fluctuate after this offering, which may cause your investment in our stock to suffer a decline in value.

      After this offering, an active trading market in our stock might not develop or continue. If you purchase shares of our common stock in this offering, you will pay a price that was not established in a competitive market. Rather, you will pay a price that we negotiated with the representatives of the underwriters based upon an assessment of the valuation of our stock. The public market may not agree with or accept this valuation, in which case you may not be able to sell your shares at or above the initial offering price.

      In addition, the market price of our common stock may fluctuate significantly in response to factors which are beyond our control. The stock market in general has recently experienced extreme price and volume fluctuations. The market prices of securities of pharmaceutical and biotechnology companies have been extremely volatile, and have experienced fluctuations that often have been unrelated or disproportionate to the operating performance of these companies. These broad market fluctuations could result in extreme fluctuations in the price of our common stock, which could cause a decline in the value of your shares.

If our quarterly results of operations fluctuate, this fluctuation may cause our stock price to decline, resulting in losses to you.

      Our quarterly operating results have fluctuated in the past and are likely to fluctuate in the future as a publicly traded company. A number of factors, many of which are not within our control, could subject our operating results and stock price to volatility, including:

•	achievement of, or the failure to achieve, milestones under our development agreement with MedImmune and, to the extent applicable, other licensing and collaboration agreements;

•	the results of ongoing and planned clinical trials of our product candidates;

•	the results of regulatory reviews relating to the approval of our product candidates; and

•	general and industry-specific economic conditions that may affect our research and development expenditures.

      Due to the possibility of significant fluctuations, we do not believe that quarterly comparisons of our operating results will necessarily be indicative of our future operating performance. If our quarterly operating results fail to meet the expectations of stock market analysts and investors, the price of our common stock may decline, resulting in losses to you.

If announcements of business developments by us or our competitors cause fluctuations in our stock price, you could incur substantial losses.

      The market price of our common stock may be subject to substantial volatility as a result of announcements by us or other companies in our industry, including our collaborators. As a result, you may not be able to sell your shares of common stock at or above our initial public offering price. Announcements which may subject the price of our common stock to substantial volatility include announcements regarding:

•	our licensing and collaboration agreements and the products or product candidates that are the subject of those agreements;

•	the results of discovery, preclinical studies and clinical trials by us or our competitors;

•	the acquisition of technologies, product candidates or products by us or our competitors;

•	the development of new technologies, product candidates or products by us or our competitors;

•	regulatory actions with respect to our product candidates or products or those of our competitors; and

•	significant acquisitions, strategic partnerships, joint ventures or capital commitments by us or our competitors.

The sale of a substantial number of shares could cause the market price of our common stock to decline.

      Our sale or resale by our stockholders of shares of our common stock after this offering could cause the market price of the common stock to decline. We intend to file registration statements following this offering to permit the sale of up to 5,872,380 shares of our common stock to cover shares issuable under our stock option plans.

      As of April 15, 2004, options to purchase 1,802,896 shares of our common stock with a weighted average exercise price per share of $1.12 were outstanding. Many of the options are subject to vesting that generally occurs over a period of up to four years following the date of grant. In addition, as of April 15, 2004, a warrant was outstanding to purchase 24,000 shares of our common stock at an exercise price of $3.75 per share.

      Future sales of common stock in the public market following this offering could also adversely affect the market price of our common stock. After this offering, we will have 23,906,944 shares of common stock outstanding. Of these shares, the 6,000,000 shares sold in this offering will be freely transferable without restriction, unless those shares are purchased by our affiliates. Certain of our existing stockholders and their affiliated entities, including HealthCare Ventures, MPM Capital and Johnson & Johnson Development Corporation, have indicated an interest in purchasing up to an aggregate of $6.0 million of our common stock in this offering at the initial public offering price of $7.00 per share, or up to approximately 857,140 of the 6,000,000 shares sold in this offering. However, because indications of interest are not binding agreements or commitments to purchase, these stockholders may not purchase any common stock in this offering. Any shares purchased by our affiliates in this offering may only be sold in compliance with the volume limitations of Rule 144. These volume limitations restrict the number of shares that may be sold by an affiliate in any three-month period to the greater of 1% of the number of shares then outstanding, which will equal approximately 239,069 shares immediately after this offering, or the average weekly trading volume of our common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

      Substantially all of our stockholders, including those stockholders who have indicated an interest in purchasing common stock in this offering, have signed lock-up agreements. Under these lock-up agreements, these stockholders have agreed, subject to limited exceptions, not to sell or pledge any shares owned by them, including shares purchased in this offering, for a period of 180 days after the commencement of this offering, unless they first obtain the written consent of the managing underwriters, which may be granted. SG Cowen & Co., LLC has no pre-established conditions to waiving the terms of the lock-up agreements, and any decision by it to waive those terms would depend on a number of factors, which may include market conditions, the performance of our common stock in the market and our financial condition at that time. At the end of the lock-up period, based on shares outstanding as of April 15, 2004 and excluding shares issuable upon exercise of vested options, approximately 17,859,436 shares of common stock will become eligible for immediate resale, subject to restrictions imposed by securities laws.

      Immediately after the date of this prospectus, based on shares outstanding as of April 15, 2004, approximately 32,000 shares of common stock held by our current stockholders will be eligible for resale. Beginning 90 days after the date of this offering, based on shares outstanding as of April 15, 2004, approximately 15,508 shares of common stock will become eligible for sale at various times over a period of approximately two years. In addition, 24,000 shares of common stock issuable upon the exercise of an outstanding warrant will become eligible for sale approximately 90 days after completion of this offering if purchased pursuant to the cashless exercise feature of the warrant, subject to the terms of the lock-up agreement to which the holder of the warrant is subject and the requirements of Rule 144 of the Securities Act of 1933.

      As of April 15, 2004, the holders of 16,259,346 shares of common stock, the holders of options to purchase 1,137,641 shares of common stock and the holder of a warrant to purchase 24,000 of common stock will have the right under specified circumstances to require us to register their shares for resale to the public or participate in a registration of shares by us.

Insiders will continue to have substantial control over us after this offering and could delay or prevent a change in corporate control, including a transaction in which our stockholders could sell or exchange their shares for a premium.

      After this offering, our directors, executive officers and principal stockholders, together with their affiliates, will beneficially own, in the aggregate, approximately 67.2% of our outstanding common stock, or 64.8% if the underwriters exercise their over-allotment option. If those stockholders and their affiliated entities who have indicated an interest in purchasing up to an aggregate of $6.0 million of our common stock in this offering at the initial public offering price of $7.00 per share, or up to approximately 857,140 shares, purchase all of this common stock, upon completion of this offering, our directors, executive officers and principal stockholders, together with their affiliates, will beneficially own, in the aggregate, approximately 70.7% of our outstanding common stock, or 68.2% if the underwriters exercise their over-allotment option. As a result, our directors, executive officers and principal stockholders, together with their affiliates, if acting together, may have the ability to determine the outcome of matters submitted to our stockholders for approval, including the election and removal of directors and any merger, consolidation or sale of all or substantially all of our assets. In addition, these persons, acting together, may have the ability to control the management and affairs of our company. Accordingly, this concentration of ownership may harm the market price of our common stock by:

•	delaying, deferring or preventing a change in control of our company;

•	impeding a merger, consolidation, takeover or other business combination involving our company; or

•	discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of our company.

Anti-takeover provisions in our charter documents and under Delaware law could prevent or frustrate attempts by our stockholders to change our management and hinder efforts by a third party to acquire a controlling interest in us.

      We are incorporated in Delaware. Anti-takeover provisions of Delaware law and our charter documents as filed on the closing of this offering may make a change in control more difficult, even if the stockholders desire a change in control. For example, our anti-takeover provisions include provisions in our by-laws providing that stockholders’ meetings may be called only by the president or the majority of the board of directors and a provision in our certificate of incorporation providing that our stockholders may not take action by written consent.

      Additionally, our board of directors has the authority to issue 5,000,000 shares of preferred stock and to determine the terms of those shares of stock without any further action by our stockholders. The rights of holders of our common stock are subject to the rights of the holders of any preferred stock that we issue. As a result, our issuance of preferred stock could cause the market value of our common stock to decline and could make it more difficult for a third party to acquire a majority of our outstanding voting stock.

      Delaware law also prohibits a corporation from engaging in a business combination with any holder of 15% or more of its capital stock until the holder has held the stock for three years unless, among other possibilities, the board of directors approves the transaction. The board may use this provision to prevent changes in our management. Also, under applicable Delaware law, our board of directors may adopt additional anti-takeover measures in the future.

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

      This prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, that involve risks and uncertainties. We may, in some cases, use words such as “project,” “believe,” “anticipate,” “plan,” “expect,” “estimate,” “intend,” “should,” “would,” “could,” “will,” “may” or other words that convey uncertainty of future events or outcomes to identify these forward-looking statements. Forward-looking statements in this prospectus may include statements about:

•	our research, development and commercialization activities and projected expenditures;

•	the advantages of our technologies as compared to other technologies;

•	our ability to obtain and maintain collaborators for some of our development programs and the terms of these arrangements;

•	the receipt of regulatory approvals by our collaborators or us, including regulatory approval for both Zyflo and the controlled-release formulation of zileuton;

•	the timing of clinical trials for our product candidates;

•	the completion and success of clinical trials for our product candidates;

•	our ability to protect our intellectual property rights in our product candidates and operate our business without infringing upon the intellectual property rights of others;

•	our spending of the proceeds from this offering;

•	our cash needs;

•	our estimates regarding the sufficiency of our cash resources;

•	implementation of our corporate strategy, including the establishment of sales and marketing capabilities; and

•	our financial performance.

      There are a number of important factors that could cause actual results to differ materially from the results anticipated by these forward-looking statements. These important factors include those that we discuss in this prospectus under the caption “Risk Factors.” You should read these factors and the other cautionary statements made in this prospectus as being applicable to all related forward-looking statements wherever they appear in this prospectus. If one or more of these factors materialize, or if any underlying assumptions prove incorrect, our actual results, performance or achievements may vary materially from any future results, performance or achievements expressed or implied by these forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make. The forward-looking statements contained in this prospectus are excluded from the safe harbor protection provided by the Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act of 1933. We undertake no obligation to update any forward-looking statements publicly, whether as a result of new information, future events or otherwise.

USE OF PROCEEDS

      We estimate that our net proceeds from the sale of 6,000,000 shares of common stock in this offering will be approximately $37.4 million, based on the initial public offering price of $7.00 per share, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise their over-allotment option, we estimate that we will receive additional net proceeds of approximately $5.9 million.

      We estimate that we will use:

•	approximately $18.0 million of these net proceeds to fund the commercialization of our product candidates, including establishing sales and marketing capabilities and manufacturing and distribution arrangements to launch Zyflo;

•	approximately $17.0 million of these net proceeds to fund the preclinical and clinical development of our existing product candidates;

•	approximately $2.0 million of these net proceeds to fund the discovery and development of additional product candidates; and

•	the remainder of these net proceeds to fund working capital, capital expenditures and other general corporate purposes.

      The amounts and timing of our actual expenditures will depend upon numerous factors, including the timing of the completion of clinical trials, the timing of regulatory submissions and any terms or conditions imposed as a condition of any approval of the controlled-release formulation of zileuton or our other product candidates, the status of our product development and commercialization efforts for all our programs, the amount of proceeds actually raised in this offering, the amount of cash generated by our operations, the amount of competition we face and how successful we are with sales and marketing activities.

      We may also use a portion of the proceeds for the acquisition of, or investment in, companies, technologies, products or assets that complement our business. However, we have no present understandings, commitments or agreements to enter into any potential acquisitions or investments. Furthermore, we have not determined the amounts we plan to spend on any of the areas listed above or the timing of these expenditures. As a result, our management will have broad discretion to allocate these proceeds.

      We do not expect the net proceeds from this offering to be sufficient to fund the completion of the development of our product candidates, other than Zyflo, which, subject to regulatory approval, we expect to launch commercially in the first half of 2005, and the controlled-release formulation of zileuton for asthma, for which we anticipate submitting an NDA in 2005. We believe that the net proceeds of this offering will be sufficient to complete the Phase I and Phase II clinical trials of CTI-01 that we anticipate initiating in 2004. We also believe the net proceeds of this offering will be sufficient to complete the Phase I clinical trial of our intravenous formulation of zileuton and the Phase II clinical trials of zileuton in COPD patients that we anticipate initiating in 2004. The actual costs and timing of clinical trials and associated activities to enable a regulatory submission, however, are highly uncertain, subject to risk and will change depending upon the clinical indication developed and the development strategy adopted. We also expect to apply the proceeds of this offering to the development of product candidates under our HMGB1 program and cholinergic anti-inflammatory program. However, because these programs are still in the early stages of clinical development, the actual costs and timing of research, preclinical development, clinical trials and associated activities are highly uncertain, subject to risk and will change depending upon the project chosen to be developed under the program, the clinical indication developed and the development strategy adopted. We may need to raise additional external funds prior to completing the development of our product candidates other than Zyflo and the controlled-release formulation of zileuton.

      Pending utilization of these proceeds, we intend to invest the net proceeds of this offering in short-term investment grade and U.S. government securities.

DIVIDEND POLICY

      We have never paid or declared any cash dividends on our common stock. We currently intend to retain earnings, if any, to finance the growth and development of our business and we do not expect to pay any cash dividends on our common stock in the foreseeable future. Payment of future dividends, if any, will be at the discretion of our board of directors. Pursuant to our credit agreement with Silicon Valley Bank, we are required to obtain Silicon Valley Bank’s prior written consent before paying any dividends.

CAPITALIZATION

      The following table sets forth our capitalization as of March 31, 2004:

•	on an actual basis; and

•	on an as adjusted basis, giving effect to

•	the automatic conversion of all outstanding shares of our convertible preferred stock into an aggregate of 16,109,403 shares of common stock upon the closing of this offering; and

•	the issuance and sale of 6,000,000 shares of common stock in this offering at the initial public offering price of $7.00 per share, less underwriting discounts and commissions and estimated offering expenses payable by us.

      You should read this table together with our consolidated financial statements and the related notes appearing at the end of this prospectus and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of this prospectus.

	As of March 31, 2004

	Actual	As Adjusted

	(in thousands)
Cash, cash equivalents and short-term investments	$61,998	$99,374
Current portion of long term debt	561	561

Long term debt, net of current portion	577	577

Redeemable convertible preferred stock, $0.001 par value; 70,000,000 shares authorized and 60,410,327 shares issued and outstanding, actual; no shares issued and outstanding, as adjusted	80,753	—

Stockholders’ equity:
Preferred stock, $0.001 par value; no shares authorized, actual; 5,000,000 shares authorized, as adjusted; no shares issued and outstanding, actual and as adjusted	—	—
Common stock, $0.001 par value; 90,000,000 shares authorized, actual and as adjusted; 1,796,985 shares issued and outstanding, actual; 23,906,388 shares issued and outstanding, as adjusted	2	22,111
Additional paid-in capital	13,386	109,406
Deferred stock-based compensation	(8,855)	(8,855)

Accumulated deficit	(33,818)	(33,818)

Total stockholders’ equity (deficit)	(29,285)	88,884

Total capitalization	$52,045	$89,421

      The above share data exclude the following:

•	1,740,786 shares of common stock issuable upon exercise of options outstanding as of March 31, 2004 at a weighted average exercise price of $0.96 per share;

•	24,000 shares of common stock issuable upon exercise of an outstanding warrant as of March 31, 2004 at an exercise price of $3.75 per share; and

•	an aggregate of 452,150 shares of common stock available for future issuance under our stock incentive plans as of March 31, 2004.

DILUTION

      The historical net tangible book value of our common stock as of March 31, 2004 was approximately $(29.3) million, or $(16.30) per share of our common stock. Historical net tangible book value per share represents our total assets less total liabilities and convertible preferred stock divided by the number of shares of our common stock outstanding. The pro forma net tangible book value of our common stock as of March 31, 2004 was approximately $51.5 million, or $2.88 per share of our common stock, after giving effect to the automatic conversion of all outstanding shares of our convertible preferred stock into an aggregate of 16,109,403 shares of common stock upon the closing of this offering. Pro forma net tangible book value per share represents our total assets less total liabilities, divided by the number of pro forma shares of common stock outstanding before giving effect to this offering. After giving effect to the issuance and sale of 6,000,000 shares of common stock in this offering, at the initial public offering price of $7.00 per share, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma net tangible book value as of March 31, 2004, would have been $88.9 million or $3.72 per share. This represents an immediate increase in pro forma net tangible book value to existing stockholders of $0.84 per share. The initial public offering price per share significantly exceeds the net tangible book value per share. Accordingly, new investors who purchase common stock in this offering at the initial public offering price of $7.00 per share will suffer an immediate dilution of their investment of $3.28 per share. Dilution per share to new investors is determined by subtracting pro forma net tangible book value per share after this offering from the initial public offering price per share paid by new investors. The following table illustrates this per share dilution:

Initial public offering price per share		$7.00
Historical net tangible book value per share as of March 31, 2004	$(16.30)
Increase attributable to the conversion of convertible preferred stock	$19.18

Pro forma net tangible book value per share as of March 31, 2004	$2.88
Increase per share attributable to sale of common stock in this offering	$0.84

Pro forma net tangible book value per share after this offering		$3.72

Dilution of net tangible book value per share to new investors		$3.28

      If the underwriters exercise their over-allotment option in full, the pro forma net tangible book value per share after this offering would be $3.82 per share, the increase in pro forma net tangible book value per share to existing stockholders would be $0.94 per share and the dilution to new investors would be $3.18 per share.

      The following table summarizes the number of shares of common stock purchased from us, the total consideration paid and the average per share price paid by our existing stockholders and by new investors in this offering, before deduction of estimated underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares Purchased		Total Consideration
					Average Price
	Number	Percent	Amount	Percent	Per Share

Existing stockholders(1)	17,906,388	75%	$76,462,267	65%	$4.27
New investors	6,000,000	25	42,000,000	35	7.00

Total	23,906,388	100%	$118,462,267	100%

(1)	Does not include shares that may be purchased by existing stockholders in this offering.

      The data in the tables above is based on shares outstanding as of March 31, 2004, excluding the effect of any shares of common stock issued upon exercise of outstanding stock options and any stock options granted since March 31, 2004. At March 31, 2004, there were 1,740,786 shares of common stock issuable upon exercise of outstanding stock options at a weighted average exercise price of $0.96 per share. As of March 31, 2004, there was an outstanding warrant to purchase 24,000 shares of common stock at an exercise price of $3.75 per share. To the extent that the outstanding options or the warrant are exercised in the future, further dilution will result for new investors. If all of such outstanding options and the warrant had been exercised as of March 31, 2004, pro forma net tangible book value per share after this offering would be $3.53 and total dilution per share to new investors would be $3.47. In addition, we may grant more options or warrants in the future.

      If the underwriters exercise their over-allotment option in full, the number of shares held by new investors will increase to 6,900,000 shares, or 28% of the total number of shares of common stock outstanding after this offering.

SELECTED CONSOLIDATED FINANCIAL DATA

      This section presents our historical consolidated financial data. You should read carefully the following selected consolidated financial data together with our consolidated financial statements and the related notes included at the end of this prospectus and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of this prospectus. The selected consolidated financial data in this section are not intended to replace our consolidated financial statements.

      We derived the statements of operations data for the years ended December 31, 2001, 2002 and 2003 and the balance sheet data as of December 31, 2002 and 2003 from our audited consolidated financial statements, which are included at the end of this prospectus. We derived the statements of operations data for the period from July 14, 2000 (inception) through December 31, 2000 and the balance sheet data as of December 31, 2000 and 2001 from our audited consolidated financial statements not included in this prospectus. We derived the statement of operations data for the three months ended March 31, 2003 and 2004 and the balance sheet data as of March 31, 2004 from our unaudited consolidated financial statements, which are included at the end of this prospectus. In the opinion of our management, these unaudited consolidated financial statements have been prepared on a basis consistent with the audited consolidated financial statements and include all adjustments, consisting of normal and recurring adjustments, necessary for a fair presentation of the results for these periods and as of such date. Historical results are not necessarily indicative of future results. You should read the notes to our consolidated financial statements for an explanation of the method used to determine the number of shares used in computing basic and diluted net loss per share.

	July 14, 2000				Three Months Ended
	(Inception)	Year Ended December 31,			March 31,
	through
	December 31, 2000	2001	2002	2003	2003	2004

	(in thousands, except share and per share data)
Statements of Operations Data:
Revenue under collaboration agreement	$—	$—	$—	$1,021	$—	$805
Research and development expenses	25	957	3,284	17,458	2,197	5,613
General and administrative expenses	41	605	1,792	3,771	682	1,661

Total operating expenses	66	1,562	5,076	21,229	2,879	7,274
Loss from operations	(66)	(1,562)	(5,076)	(20,208)	(2,879)	(6,469)

Interest income	—	119	149	191	34	112
Interest expense	—	(5)	(8)	(93)	(13)	(28)

Net loss	(66)	(1,448)	(4,935)	(20,110)	(2,858)	(6,385)
Accretion of dividends and offering costs on preferred stock	$—	$(432)	$(1,032)	$(2,264)	$(421)	$(1,161)

Net loss available to common stockholders	$(66)	$(1,880)	$(5,967)	$(22,374)	$(3,279)	$(7,546)

Net loss per common share:
Basic and diluted	$(0.05)	$(2.63)	$(23.74)	$(33.99)	$(6.38)	$(6.85)

Weighted-average basic and diluted shares outstanding	1,226,664	714,820	251,346	658,204	514,334	1,100,881

	As of December 31,				As of
					March 31,
	2000	2001	2002	2003	2004

	(in thousands)
Balance Sheet Data:
Cash, cash equivalents and short-term investments	$—	$8,580	$13,539	$40,078	$61,998
Working capital	(66)	8,501	13,017	25,218	49,761
Total assets	—	8,638	14,382	45,054	65,402
Long term debt, net of current portion	—	—	202	720	577
Redeemable convertible preferred stock	—	10,270	21,080	51,395	80,753
Accumulated deficit	(69)	(1,517)	(7,323)	(27,433)	(33,818)
Total stockholders’ deficit	(66)	(1,750)	(7,554)	(24,851)	(29,285)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      You should read the following discussion and analysis of financial condition and results of operations together with the “Selected Consolidated Financial Data” section of this prospectus and our consolidated financial statements and accompanying notes appearing at the end of this prospectus.

Overview

      We are a biopharmaceutical company and have devoted substantially all of our efforts since inception to the research and development and in-licensing of product candidates designed to treat asthma and critical care diseases linked to the body’s inflammatory response. We were incorporated in July 2000 as Medicept, Inc. and changed our name to Critical Therapeutics, Inc. in March 2001.

      Since our inception, we have incurred significant losses each year. As of March 31, 2004, we had an accumulated deficit of $33.8 million. We expect to incur significant and growing losses for the foreseeable future. Although the size and timing of our future operating losses are subject to significant uncertainty, we expect our operating losses to continue to increase over the next several years as we continue to fund our development programs and prepare for potential commercial launch of our product candidates. We do not expect to achieve profitability in the foreseeable future, if at all. Since inception, we have funded our operations through private placements of equity securities, debt financings, the receipt of interest income and payments from our collaborator MedImmune.

      We expect that research and development expenses relating to our development portfolio will continue to increase for the foreseeable future. In particular, we expect to incur increased expenses over the next several years for clinical trials of our product development candidates, including the controlled-release formulation of zileuton and CTI-01. We also expect manufacturing expenses included in research and development expenses to increase as we complete the technology transfer relating to the manufacturing of Zyflo and the controlled-release formulation of zileuton and purchase inventory in preparation for the commercial launch of Zyflo.

      We anticipate that our general and administrative expenses will also increase as we expand our operations, facilities and other activities and as we begin operating as a publicly traded company. In addition, we expect to incur significant sales and marketing costs as we commercialize Zyflo and the controlled-release formulation of zileuton.

      In July 2003, we entered into an exclusive license and collaboration agreement with MedImmune for the discovery and development of novel drugs for the treatment of acute and chronic inflammatory diseases associated with HMGB1, a newly discovered cytokine. Under this collaboration, MedImmune paid us initial fees of $12.5 million. In addition, in connection with entering into this collaboration, an affiliate of MedImmune purchased $15.0 million of our series B convertible preferred stock.

Critical Accounting Policies and Estimates

      Our discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. On an ongoing basis, we evaluate our estimates and judgments, including those related to revenue recognition, accrued expenses, fair valuation of stock related to stock-based compensation and income taxes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

      While our significant accounting policies are more fully described in Note 2 to our consolidated financial statements appearing at the end of this prospectus, we believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

      Revenue Recognition. Under our collaboration agreement with MedImmune, we are entitled to receive non-refundable license fees, milestone payments and other research and development payments. Payments received are initially deferred from revenue and subsequently recognized in our statement of operations when earned. We must make significant estimates in determining the performance period and periodically review these estimates, based on joint management committees and other information shared by our collaborators with us. We recognize these revenues over the estimated performance period as set forth in the contracts based on proportional performance and adjusted from time to time for any delays or acceleration in the development of the product. For example, a delay or acceleration of the performance period by our collaborator may result in further deferral of revenue or the acceleration of revenue previously deferred. Because our collaboration agreement can be canceled by MedImmune, we do not recognize revenues in excess of cumulative cash collections. It is difficult to estimate the impact of the adjustments on the results of our operations because, in each case, the amount of cash received would be a limiting factor in determining the adjustment.

      Accrued Expenses. As part of the process of preparing our consolidated financial statements, we are required to estimate certain expenses. This process involves identifying services which have been performed on our behalf and estimating the level of service performed and the associated cost incurred for such service as of each balance sheet date in our consolidated financial statements. Examples of estimated expenses for which we accrue include professional service fees, such as fees paid to lawyers and accountants, contract service fees, such as amounts paid to clinical monitors, data management organizations and investigators in connection with clinical trials, and fees paid to contract manufacturers in connection with the production of clinical materials. In connection with service fees, our estimates are most affected by our understanding of the status and timing of services provided relative to the actual levels of services incurred by such service providers. The majority of our service providers invoice us monthly in arrears for services performed. In the event that we do not identify certain costs which have begun to be incurred or we under- or over-estimate the level of services performed or the costs of such services, our reported expenses for such period would be too low or too high. The date on which certain services commence, the level of services performed on or before a given date and the cost of such services are often judgmental. We make these judgments based upon the facts and circumstances known to us in accordance with generally accepted accounting principles.

      Stock-Based Compensation. We have elected to follow Accounting Principles Board Opinion, or APB, No. 25, Accounting for Stock Issued to Employees, or APB 25, and related interpretations, in accounting for our stock-based compensation plans, rather than the alternative fair value accounting method provided for under Statement of Financial Accounting Standards, or SFAS, No. 123, Accounting for Stock-Based Compensation Accounting Principles Board Opinion, or SFAS 123. Accordingly, we have not recorded stock-based compensation expense for stock options issued to employees in fixed amounts with exercise prices at least equal to the fair value of the underlying common stock on the date of grant. In the notes to our consolidated financial statements we provide pro forma disclosures in accordance with SFAS 123 and related pronouncements. We account for transactions in which services are received in exchange for equity instruments based on the fair value of such services received from non-employees or of the equity instruments issued, whichever is more reliably measured, in accordance with SFAS 123 and Emerging Issues Task Force, or EITF, Issue No. 96-18, Accounting for Equity Instruments that Are Issued to Other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services, or EITF 96-18. The two factors which most affect charges or credits to operations related to stock-based compensation are the fair value of the common stock underlying stock options for which stock-based compensation is recorded and the volatility of such fair value.

      Accounting for equity instruments granted or sold by us under APB 25, SFAS 123 and EITF 96-18 requires fair value estimates of the equity instrument granted or sold. If our estimates of the fair value of these equity instruments are too high or too low, it would have the effect of overstating or understating expenses. When equity instruments are granted or sold in exchange for the receipt of goods or services and the value of those goods or services can be readily estimated, we use the value of such goods or services to determine the fair value of the equity instruments. When equity instruments are granted or sold in exchange for the receipt of goods or services and the value of those goods or services cannot be readily estimated, as is true in connection with most stock options and warrants granted to employees or non-employees, we estimate the fair value of the equity instruments based upon consideration of factors which we deem to be relevant at the time using cost, market or income approaches to such valuations. Because shares of our common stock have not been publicly traded, market factors historically considered in valuing stock and stock option grants include comparative values of public companies discounted for the risk and limited liquidity provided for in the shares we are issuing, pricing of private sales of our convertible preferred stock, prior valuations of stock grants and the effect of events that have occurred between the time of such grants, economic trends, perspective provided by investment banks and the comparative rights and preferences of the security being granted compared to the rights and preferences of our other outstanding equity.

      As disclosed more fully in Notes 7 and 8 to our consolidated financial statements, in lieu of cash payments we granted the following numbers of shares of common stock, restricted shares of our common stock and options to purchase common stock to non-employees during the years ended December 31, 2001, 2002, 2003 and the three months ended March 31, 2004: 1,318,004, 52,664, 268,409 and 66,666, respectively. We did not issue any shares of common stock, restricted shares of our common stock or options to purchase common stock to non-employees during the three months ended March 31, 2004.

      We recorded these grants at fair value when granted. Because certain of these awards vest or can be repurchased over time, we recorded as deferred stock-based compensation with respect to these grants $2.6 million in the three months ended March 31, 2004, $6.7 million in 2003 and $487,000 in 2001. We did not record any deferred compensation in 2002 in connection with our grant of shares of common stock, restricted shares of our common stock and options to purchase common stock to non-employees in 2002. This included deferred compensation for non-qualified option grants to non-employees. We amortize the deferred amounts as charges to operations over the vesting periods of the grants or period of our repurchase rights of restricted shares of our common stock. This resulted in deferred stock-based compensation expense of $2.1 million in the three months ended March 31, 2004, $4.9 million in 2003, $120,000 in 2002 and $170,000 in 2001. We periodically remeasure the fair value of the unvested portion of these grants, resulting in charges or credits to operations in periods when such remeasurement results in differences between the fair value of the underlying common stock and the exercise price of the options that is greater than or less than the differences, if any, between the fair value of the underlying common stock and the exercise price of the options at their respective previous measurement dates.

      As disclosed more fully in Notes 7 and 8 to our consolidated financial statements, we granted the following number of stock options and restricted shares of our common stock to employees during the years ended December 31, 2001, 2002 and 2003 and the three months ended March 31, 2004: 22,666, 605,433, 1,165,027 and 43,789, respectively.

      Included in the restricted shares of our common stock and options granted during these periods were restricted shares of our common stock and options deemed for accounting purposes to have been granted with exercise prices below their then-current market value. We recorded the value of these differences, $279,000 in the three months ended March 31, 2004, $6.7 million in 2003, none in 2002 and none in 2001, as deferred stock-based compensation. We amortize the deferred amounts as charges to operations over the vesting periods of the grants, resulting in deferred stock-based compensation expense relating to these options of $431,000 in the three months ended March 31, 2004, $165,000 in 2003, none in 2002 and none in 2001. We anticipate recording stock-based compensation of $1.3 million in the last nine months of 2004, $1.7 million in 2005, $1.7 million in 2006, $1.6 million in 2007 and $3,000 in 2008, less adjustment for forfeitures, relating to the amortization of deferred compensation recorded as of March 31, 2004.

      Income Taxes. As part of the process of preparing our consolidated financial statements we are required to estimate our income taxes in each of the jurisdictions in which we operate. This process involves us estimating our actual current tax exposure together with assessing temporary differences resulting from differing treatments of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities. In addition, as of December 31, 2003, we had federal and state tax net operating loss carryforwards of $11.8 million, which expire beginning in 2021 and 2006, respectively. We also have research and development credit carryforwards of $566,000. We have recorded a valuation allowance of $8.8 million as an offset against these otherwise recognizable net deferred tax assets due to the uncertainty surrounding the timing of the realization of the tax benefit. In the event that we determine in the future that we will be able to realize all or a portion of its net deferred tax benefit, an adjustment to deferred tax valuation allowance would increase net income in the period in which such a determination is made. The Tax Reform Act of 1986 contains provisions that may limit the utilization of net operating loss carryforwards and credits available to be used in any given year in the event of significant changes in ownership interest, as defined.

Financial Operations Overview

      Revenue. We have not generated any operating revenues from product sales since our inception on July 14, 2000, and do not expect to generate any operating revenues from product sales until at least 2005. All of our revenues to date have been derived from license fees, research and development payments and milestone payments that we have received from MedImmune. In the future, we expect to generate revenues from a combination of product sales and payments under corporate collaborations.

      Research and Development Expenses. Research and development expenses consist of expenses incurred in identifying, developing and testing product candidates. These expenses consist primarily of salaries and related expenses for personnel, fees paid to professional service providers for independently monitoring and analyzing clinical trials, costs of contract research and manufacturing and the cost of facilities. After FDA approval of a product candidate, manufacturing expenses associated with a product will be recorded as cost of sales rather than research and development expenses. We expense research and development costs and patent related costs as incurred. Because of our ability to utilize resources across several projects, many of our research and development costs are not tied to any particular project and are allocated among multiple projects. We record direct costs on a project-by-project basis. We record indirect costs in the aggregate in support of all research and development. Development costs for later stage programs such as CTI-01 tend to be higher than earlier stage programs such as our HMGB1 program, due to the costs associated with conducting clinical trials. From inception through March 31, 2004, we have recognized $27.3 million of research and development expenses, which includes $7.3 million of stock-based compensation expense. From inception through March 31, 2004, we have incurred $4.3 million of research and development expenses for our CTI-01 program, $4.6 million for our HMGB1 program, $1.0 million for our cholinergic anti-inflammatory program and $4.4 million for our zileuton program. In addition, from inception through March 31, 2004, we have incurred $5.7 million in general research and development expenses, which we have not allocated to any specific scientific program.

      General and Administrative Expenses. General and administrative expenses consist primarily of salaries and other related costs for personnel in executive, finance, accounting, business development, human resource and sales and marketing functions. Other costs reflected in general and administrative expenses include facility costs not otherwise included in research and development expenses and professional fees for legal and accounting services. We expect to begin to incur sales and marketing expenses shortly before we submit the sNDA for Zyflo. From inception through March 31, 2004, we have recognized $8.0 million in general and administrative expenses, which includes $567,000 of stock-based compensation expense.

Results of Operations

Three Months Ended March 31, 2003 and 2004

      Revenues Under Collaboration Agreement. We recognized revenues of $805,000 in the three months ended March 31, 2004. These revenues represent the portion of the $12.5 million MedImmune paid us that we recognized in the three months ended March 31, 2004. We have reported the balance of the payment as deferred revenue and will recognize such amount over the initial 41-month research term of our agreement with MedImmune.

      Research and Development Expenses. Research and development expenses for the three months ended March 31, 2004 were $5.6 million compared to $2.2 million for the three months ended March 31, 2003. The $3.4 million increase for the three months ended March 31, 2004 was attributable to $249,000 in increased research activity on our HMGB1 program, $194,000 in increased preclinical activity for our CTI-01 program, $1.1 million incurred in connection with our zileuton program, including expenses associated with initiating the transfer of Abbott’s manufacturing technology and our in-license of the immediate-release formulation of zileuton, increased expenses associated with the increase in the number of employees performing research and development functions and increased facilities, equipment and laboratory charges associated with our increased research and development activities during the three months ended March 31, 2004.

      The following table summarizes the primary components of our research and development expenses for the three months ended March 31, 2003 and 2004.

	Three Months
	Ended March 31,

	2003	2004

	(in thousands)
CTI-01	$405	$598
HMGB1	194	443
Cholinergic anti-inflammatory	240	311
Zileuton	—	1,124
General research and development expenses	627	1,027
Stock-based compensation expense	731	2,110

Total research and development expenses	$2,197	$5,613

      Our general research and development expenses, which are not allocated to any specific program, increased by $400,000 in the three months ended March 31, 2004 primarily due to a $320,000 increase in leasehold amortization expenses related to our research facilities.

      Stock-based compensation expense, which is not allocated to any specific program, increased by $1.4 million in the three months ended March 31, 2004, primarily due to the effect of the increase in the value of our common stock on unvested non-employee options and restricted shares of common stock.

      We anticipate that our research and development expenses will continue to increase as we further advance our research and development projects.

      The following summarizes the expenses associated with our primary research and development programs:

CTI-01. Expenses for CTI-01 increased in the three months ended March 31, 2004 primarily due to costs associated with the completion of the Phase I clinical trial of CTI-01 that we initiated in 2003. We expect our costs for this program will continue to increase in 2004 as we conduct Phase I and Phase II clinical trials of CTI-01. These trials and the other development work required for this program will require significant expenditures before we can seek regulatory approval. We estimate that the total direct costs that we will need to incur to advance CTI-01 through clinical development will be at least $25.0 million. However, the actual costs and timing of clinical trials and associated activities to enable a regulatory submission are highly uncertain, subject to risk and will change depending upon the clinical indication developed and the development strategy adopted. As a result, we believe that these estimated direct costs may change significantly as the product advances through clinical development.

HMGB1. Expenses for HMGB1 increased significantly in the three months ended March 31, 2004 primarily due to costs associated with the research and development of HMGB1-inhibiting products. We currently anticipate that most, if not all, research and development costs in 2004 will be covered by MedImmune. However, we expect to undertake some internal research and preclinical testing and we cannot be certain that the research payments received from MedImmune will fully cover the costs associated with these activities. Because our HMGB1 program is still in preclinical development, the actual costs and timing of preclinical development, clinical trials and associated activities are highly uncertain, subject to risk and will change depending upon the clinical indication developed and the development strategy adopted. As a result, we are not able to estimate the costs or the timing of advancing an HMGB1-inhibiting product or products through clinical development.

Cholinergic anti-inflammatory. Expenses for our cholinergic anti-inflammatory program increased in the three months ended March 31, 2004 primarily due to costs associated with our efforts to develop small molecules and a medical device to stimulate the vagus nerve. We anticipate that significant additional expenditures will be required to advance any product candidate or device through preclinical and clinical development. However, because these projects are at a very early stage, the actual costs and timing of research, preclinical development, clinical trials and associated activities are highly uncertain, subject to risk and will change depending upon the project we choose to develop, the clinical indication developed and the development strategy adopted. As a result, we are unable to estimate the costs or the timing of advancing a small molecule or device from our cholinergic anti-inflammatory program through clinical development.

Zileuton. During the three months ended March 31, 2004, we incurred costs with respect to the development of the controlled-release formulation of zileuton, including costs associated with the technology transfer relating to the manufacture of zileuton, including the API and the controlled-release tablets. Continuing throughout 2004, we expect our research and development expenses for zileuton will principally relate to the transfer of Abbott’s manufacturing technology relating to Zyflo and the controlled-release formulation of zileuton and the anticipated clinical trials of the controlled-release and intravenous formulations of zileuton. We believe that the aggregate technology transfer and validation costs associated with the change of manufacturing sites for Zyflo and the controlled-release formulation of zileuton will be approximately $9.0 million. However, the actual costs and timing for the development and commercialization of our zileuton products are highly uncertain, subject to risk and will change depending upon the clinical indication developed and the development strategy adopted. As a result, we are unable to estimate the costs or the timing of advancing our zileuton products through clinical development and commercialization.

      General and Administrative Expenses. General and administrative expenses for the three months ended March 31, 2004 were $1.7 million compared to $682,000 for the three months ended March 31, 2003. The $979,000 increase in the three months ended March 31, 2004 was primarily attributable to a $125,000 increase in personnel costs relating to the increase in the number of employees performing general and administrative functions from seven employees to nine employees, the cancellation of $235,000 of employee loans, a $304,000 increase in fees for professional services associated with our licensing and other corporate activity, and a $315,000 increase in stock-based compensation expense. The increase in stock-based compensation expense was primarily attributable to the effect of the increase of the value of our common stock on unvested employee options.

      Interest Income and Expense. Interest income for the three months ended March 31, 2004 was $112,000 compared to $34,000 for the three months ended March 31, 2003. The $78,000 increase in the three months ended March 31, 2004 was primarily attributable to interest paid upon the $28.1 million in proceeds from our series B preferred stock financing in October 2003 and March 2004. Interest expense for the three months ended March 31, 2004 was $29,000 compared to $13,000 for the three months ended March 31, 2003. The $16,000 increase in the three months ended March 31, 2004 was primarily attributable to an increase in borrowing to finance our equipment purchases.

      Accretion of Dividends and Offering Costs on Preferred Stock. Accretion of dividends and offering costs on our convertible preferred stock for the three months ended March 31, 2004 was $1.2 million compared to $421,000 for the three months ended March 31, 2003. The $739,000 increase in the three months ended March 31, 2004 reflects the accretion of dividends on our series B convertible preferred stock issued in October 2003 and March 2004. Upon the closing of this offering our convertible preferred stock will automatically convert into shares of common stock, and as a result there will be no further accretion of dividends and offering costs on these shares.

Years Ended December 31, 2002 and 2003

      Revenue Under Collaboration Agreement. We recognized revenues of $1.0 million in the year ended December 31, 2003. These revenues represent the portion of the $12.5 million MedImmune paid us under our collaboration with MedImmune that we recognized in 2003. We have recorded the balance of the payment as deferred revenue and will recognize such amount over the initial 41-month research term of our agreement with MedImmune. The year ended December 31, 2003 was the first year in which we generated revenue.

      Research and Development Expenses. Research and development expenses for the year ended December 31, 2003 were $17.5 million compared to $3.3 million for the year ended December 31, 2002. The $14.2 million increase in 2003 was attributable to $3.1 million in increased research activity on our HMGB1 program, $3.3 million incurred in connection with the commencement of our zileuton program, including expenses associated with initiating the transfer of Abbott’s manufacturing technology, the initial $1.5 million payable to Abbott in connection with our in-license of the controlled-release and intravenous formulations of zileuton, increased expenses associated with the increase in the number of employees performing research and development functions and increased facilities, equipment and laboratory charges associated with our increased research and development activities during 2003, and $4.8 million in stock-based compensation.

      The following table summarizes the primary components of our research and development expenses for the years ended December 31, 2002 and 2003.

	Year Ended December 31,

	2002	2003

	(in thousands)
CTI-01	$1,793	$1,579
HMGB1	428	3,483
Cholinergic anti-inflammatory	62	630
Zileuton	—	3,269
General research and development expenses	881	3,589
Stock-based compensation expense	120	4,908

Total research and development expenses	$3,284	$17,458

      Our general research and development expenses, which are not allocated to any specific program, increased in 2003 due to a $1.1 million increase in compensation expenses related to research and development employees, a $440,000 increase in science services and a $630,000 increase in expenses related to facilities and equipment.

      Stock-based compensation expense, which is not allocated to any specific program, increased by $4.8 million in 2003, primarily due to the effect of the increase in the value of our common stock on unvested non-employee options and restricted shares of common stock.

      We anticipate that our research and development expenses will continue to increase as we further advance our research and development projects.

      The following summarizes the expenses associated with our primary research and development programs:

CTI-01. Expenses for CTI-01 increased in 2003 primarily due to costs associated with the Phase I clinical trial of CTI-01 that we conducted in 2003.

HMGB1. Expenses for HMGB1 increased significantly in 2003 primarily due to costs associated with the research and development of HMGB1-inhibiting products.

Cholinergic Anti-inflammatory. Expenses for our cholinergic anti-inflammatory program increased in 2003 primarily due to costs associated with our efforts to develop small molecules and a medical device to stimulate the vagus nerve.

Zileuton. In 2003, we incurred costs with respect to the development of the controlled-release formulation of zileuton, including costs associated with the technology transfer relating to the manufacture of zileuton, including the API and the controlled-release tablets.

      General and Administrative Expenses. General and administrative expenses for the year ended December 31, 2003 were $3.8 million compared to $1.8 million for the year ended December 31, 2002. The $2.0 million increase in 2003 was primarily attributable to a $1.0 million increase in personnel costs relating to the increase in the number of employees performing general and administrative functions from five employees to nine employees, a $535,000 increase in fees for professional services associated with our licensing transactions and other corporate activities, and a $164,000 increase in stock-based compensation expense. The increase in stock-based compensation expense was primarily attributable to the effect of the increase of the value of our common stock on unvested employee options.

      Interest Income and Expense. Interest income for the year ended December 31, 2003 was $191,000 compared to $149,000 for the year ended December 31, 2002. The $42,000 increase in 2003 was primarily attributable to interest paid upon the $28.1 million in proceeds from our series B preferred stock financing in October 2003. Interest expense for the year ended December 31, 2003 was $93,000 compared to $8,000 for the year ended December 31, 2002. The $85,000 increase was primarily attributable to an increase in borrowing to finance our equipment purchases.

      Accretion of Dividends and Offering Costs on Preferred Stock. Accretion of dividends and offering costs on our convertible preferred stock for the year ended December 31, 2003 was $2.3 million compared to $1.0 million for the year ended December 31, 2002. The $1.3 million increase in 2003 reflects the accretion of dividends on our series B convertible preferred stock issued in October 2003. Upon the closing of this offering our convertible preferred stock will automatically convert into shares of common stock, and as a result there will be no further accretion of dividends and offering costs on these shares.

Years Ended December 31, 2001 and 2002

      Revenue. We had no revenues in the years ended December 31, 2001 and 2002.

      Research and Development Expenses. Research and development expenses for the year ended December 31, 2002 were $3.3 million compared to $957,000 for the year ended December 31, 2001. The $2.3 million increase in 2002 was primarily attributable to expenses relating to our initiation of our HMGB1 research program and the advancement of our CTI-01 program through formulation and preclinical development. In 2002, for our CTI-01 program, we incurred $693,000 of formulation, development and contract manufacturing expenses and $918,000 of expenses relating to preclinical toxicology trials. The increases in general research and development expenses in 2002 from 2001 were primarily attributable to increased expenses incurred in equipping and supplying our laboratory facilities.

      The following table summarizes the primary components of our research and development expenses for the years ended December 31, 2001 and 2002.

	Year Ended
	December 31,

	2001	2002

	(in thousands)
CTI-01	$315	$1,793
HMGB1	218	428
Cholinergic anti-inflammatory	—	62
General research and development expenses	259	881
Stock-based compensation expense	165	120

Total research and development expenses	$957	$3,284

      General and Administrative Expenses. General and administrative expenses for the year ended December 31, 2002 were $1.8 million compared to $605,000 for the year ended December 31, 2001. The $1.2 million increase in 2002 was primarily attributable to increased compensation costs of $677,000 associated with the compensation of our new executive team, increased recruiting costs of $106,000, increased fees of $236,000 for professional services associated with our licensing transactions and other corporate activities and increased facilities costs of $158,000.

      Interest Income and Expense. Interest income for the year ended December 31, 2002 was $149,000 compared to $119,000 for the year ended December 31, 2001. The $30,000 increase was attributable to higher cash balances in 2002 than in 2001. Interest expense for the year ended December 31, 2002 was $8,000 compared to $5,000 for the year ended December 31, 2001.

      Accretion of Dividends and Offering Costs on Preferred Stock. Accretion of dividends and offering costs on our convertible preferred stock for the year ended December 31, 2002 was $1.0 million compared to $432,000 for the year ended December 31, 2001. The $568,000 increase in 2002 reflects the accretion of dividends on our series A convertible preferred stock issued in October 2002. Upon the closing of this offering our convertible preferred stock will automatically convert into shares of common stock, and as a result there will be no further accretion of dividends and offering costs on these shares.

Liquidity and Capital Resources

Sources of Liquidity

      Since our inception, we have financed our operations through the issuance of equity securities, debt financings, the receipt of interest income, and payments from our collaborator MedImmune. Through March 31, 2004, we received $76.4 million through the issuance of equity securities, primarily convertible preferred stock. The table below summarizes our issuances of convertible preferred stock.

			Approximate
Series	Date	Number of Shares	Gross Proceeds

			(in thousands)
A	July 2001	10,150,000	$10,150
A	October 2002	10,150,000	10,150
B	October 2003 and March 2004	40,110,327	56,154

      Under our collaboration with MedImmune, MedImmune paid us initial fees of $12.5 million. In addition, in connection with entering into this collaboration, an affiliate of MedImmune purchased $15.0 million of our series B convertible preferred stock, which is reflected in the above table. In addition, under our collaboration agreement with MedImmune, we may receive additional payments upon the achievement of research, development and commercialization milestones up to a maximum of $124.0 million, after taking into account payments we are obligated to make to North Shore-Long Island Jewish Research Institute on milestone payments we receive from MedImmune. We anticipate that by the end of 2005, in addition to payments already received, we will receive $6.0 million in aggregate milestone payments from MedImmune, after taking into account payments we are obligated to make to North Shore.

      We have financed the purchase of general purpose computer equipment, office equipment, fixtures and furnishings, test and laboratory equipment and software licenses and the completion of leasehold improvements through advances under our credit agreement with Silicon Valley Bank. Our ability to request advances under our credit agreement terminated on June 30, 2003. As of March 31, 2004, there was $1.1 million principal amount outstanding under our credit agreement, of which $716,000 was outstanding under equipment advances and $422,000 was outstanding under leasehold advances. The equipment advances accrue interest at effective interest rate between 8.6% and 9.1% per year, and the leasehold advances accrue interest at effective interest rate between 10.5% and 11.0% per year. We are required to make equal monthly payments of principal and interest with respect to each advance under our credit agreement. The repayment term for advances to fund equipment purchases is 48 months and the repayment term for advances to fund leasehold improvements is 24 months. Upon the maturity of each advance, we are required to make a final payment to Silicon Valley Bank, in addition to the repayment of principal and interest, in an amount equal to a specified percentage of the original advance amount. The applicable percentage is 7.0% for advances to finance leasehold improvements and 8.5% for advances to finance equipment purchases. We granted Silicon Valley Bank a first priority security interest in substantially all of our assets to secure our obligations under the credit agreement. In connection with entering into this credit agreement, we issued Silicon Valley Bank a warrant exercisable for 90,000 shares of our series A convertible preferred stock that will become exercisable for 24,000 shares of our common stock upon the completion of this offering.

      As of March 31, 2004, we had $62.0 million in cash, cash equivalents and short-term investments.

Cash Flows

      For the three months ended March 31, 2004, net cash used for operating activities was $5.4 million compared to $2.3 million net cash used for the three months ended March 31, 2003, with the difference being principally related to license payments we made to Abbott Laboratories, SkyePharma PLC and North Shore in the three months ended March 31, 2004. Net cash used consisted of a net loss for the quarter of $6.4 million and license payments of $4.0 million, offset by $2.5 million in non-cash stock-based compensation expense and the receipt of $2.5 million from MedImmune. Net cash used for investing activities for the period was $684,000 for the purchase of fixed assets and $16.9 million to purchase short-term investments. Net cash provided by financing activities for the three months ended March 31, 2004 was $28.0 million, relating principally to the issuance of series B convertible preferred stock in March 2004.

      For the year ended December 31, 2003, net cash used for operating activities was $1.0 million compared to $4.6 million net cash used for the year ended December 31, 2002, with the difference principally related to payments we received from MedImmune. Net cash used consisted of a net loss for the year of $20.1 million, offset by $5.1 million in non-cash stock-based compensation expense, $5.3 million in accrued license fees and $11.5 million of deferred revenue from MedImmune offset by $2.5 million in a receivable due under the MedImmune collaboration. Net cash used for investing activities for the period was $1.5 million for the purchase of fixed assets. Net cash provided by financing activities for the year ended December 31, 2003 was $29.1 million, relating principally to the issuance of series B convertible preferred stock in October 2003.

      For the year ended December 31, 2002, net cash used for operating activities was $4.6 million. Net cash used for operating activities during the year resulted primarily from a net loss of $4.9 million and a $259,000 increase in prepaid expenses and other assets. These uses of cash were partially offset by non-cash charges for depreciation and stock-based compensation of $174,000, a $367,000 increase in accounts payable and a $102,000 increase in accrued expenses. Net cash used for investing activities for the year ended December 31, 2003 was $581,000 for the purchase of fixed assets. Net cash provided for financing activities for the year ended December 31, 2003 was $10.1 million relating principally to the issuance of series A convertible preferred stock in October 2002.

      For the year ended December 31, 2001, net cash used for operating activities was $1.3 million. Net cash used by operating activities during the period resulted primarily from a net loss of $1.4 million. Net cash provided by financing activities for the year ended December 31, 2003 was $9.9 million relating principally to the issuance of series A convertible preferred stock in July 2001.

Income Taxes

      During the year ended December 31, 2003, $10.0 million of the license fee paid by MedImmune was recognized as current taxable revenue to us. Net operating losses available to offset future taxable income for federal and state income tax purposes were approximately $11.8 million as of December 31, 2003. If not utilized, federal and state net operating loss carryforwards will begin to expire in 2021 and 2006, respectively. To date, we have not recognized the potential tax benefit of our net operating loss carryforwards on our balance sheet or statements of operations. The future utilization of our net operating loss carryforwards may be limited based upon changes in ownership pursuant to regulations promulgated under the Internal Revenue Code.

Funding Requirements

      We expect to devote substantial resources to continue our research and development efforts, including preclinical testing and clinical trials, establish our sales and marketing infrastructure, achieve regulatory approvals and, subject to regulatory approval, commercially launch Zyflo and the controlled-release formulation of zileuton and any future product candidates. We also expect to spend approximately $1.0 million in capital expenditures in the nine month period ending December 31, 2004 for the purchase of new equipment for our laboratories and the furniture and information technology equipment for our new facility in Lexington, Massachusetts. We may seek to enter a credit facility to finance the purchase of this equipment and furniture. Our funding requirements will depend on numerous factors, including:

•	the costs and timing of the commercial launch of Zyflo, if and when it is approved by regulatory authorities;

•	the costs and timing of the development and the commercial launch of the controlled-release formulation of zileuton, if and when it is approved by regulatory authorities;

•	the scope and results of our clinical trials;

•	advancement of our other product candidates into development;

•	potential acquisition or in-licensing of other products or technologies;

•	the time and costs involved in obtaining regulatory approvals;

•	the timing, receipt and amount of milestone and other payments, if any, from MedImmune or future collaborators;

•	the timing, receipt and amount of sales and royalties, if any, from our potential products;

•	continued progress in our research and development programs, as well as the magnitude of these programs;

•	the cost of manufacturing, marketing and sales activities;

•	the costs involved in preparing, filing, prosecuting, maintaining and enforcing patent claims;

•	the cost of obtaining and maintaining licenses to use patented technologies; and

•	our ability to establish and maintain additional collaborative arrangements.

      We do not expect to generate significant additional funds, other than payments that we receive under our collaboration with MedImmune, until we successfully conduct clinical trials, achieve regulatory approvals and, subject to regulatory approval, commercially launch Zyflo and the controlled-release formulation of zileuton. We believe that the key factors that will affect our internal and external sources of cash are:

•	our ability to achieve regulatory approval for and successfully commercialize Zyflo;

•	our ability to develop, achieve regulatory approval for and successfully commercialize the controlled-release formulation of zileuton;

•	the success of our other preclinical and clinical development programs;

•	the receptivity of the capital markets to financings by biopharmaceutical companies; and

•	our ability to enter into additional strategic collaborations with corporate and academic collaborators and the success of such collaborations.

      Based on our operating plans, we believe that our available cash and cash equivalents, together with the net proceeds of this offering, will be sufficient to fund anticipated levels of operations for at least 24 months from the date of this prospectus.

      If our existing resources and the proceeds of this offering are insufficient to satisfy our liquidity requirements or if we acquire or license rights to additional product candidates, we may need to raise additional external funds through collaborative arrangements and public or private financings. Additional financing may not be available to us on acceptable terms or at all. In addition, the terms of the financing may adversely affect the holdings or the rights of our stockholders. For example, if we raise additional funds by issuing equity securities, dilution to our then-existing stockholders will result. If we are unable to obtain funding on a timely basis, we may be required to significantly delay, limit or eliminate one or more of our research, development or commercialization programs, which could harm our financial condition and operating results. We also could be required to seek funds through arrangements with collaborators or others that may require us to relinquish rights to some of our technologies, product candidates or products which we would otherwise pursue on our own.

Contractual Obligations

      We have summarized in the table below our fixed contractual obligations as of March 31, 2004.

	Payments Due by Period

		Less than	One to	Three to	After
Contractual Obligations	Total	One Year	Three Years	Five Years	Five Years

	(in thousands)
Short and long term debt	$1,138	$561	$577	$—	$—
Research and license agreements	8,773	1,179	685	204	6,705
Consulting agreements	988	406	582	—	—
Operating lease obligations	6,972	1,505	2,982	2,485	—

Total contractual cash obligations	$17,871	$3,651	$4,826	$2,689	$6,705

      The amounts listed for short and long term debt represent the principal amounts we owe under our credit agreement with Silicon Valley Bank.

      The amounts listed for research and license agreements represent our fixed obligations payable to sponsor research and minimum royalty payments for licensed patents. These amounts do not include any additional amounts that we may be required to pay under our license agreements upon the achievement of scientific, regulatory and commercial milestones that may become payable depending on the progress of scientific development and regulatory approvals, including milestones such as the submission of an investigational new drug application to the FDA, similar submissions to foreign regulatory authorities and the first commercial sale of our products in various countries.

      We are party to a number of agreements that require us to make milestone payments. In particular, under our license agreement with Abbott Laboratories for zileuton, we agreed to make aggregate milestone payments of up to $13.0 million to Abbott upon the achievement of various development and commercialization milestones relating to zileuton, including the completion of the technology transfer from Abbott to us, filing and approval of a product in the United States and specified minimum net sales of licensed products. In addition, under our manufacturing agreement with SkyePharma, through its subsidiary Jagotec, for the controlled-release version of zileuton, we agreed to make aggregate milestone payments of up to $6.6 million upon the achievement of various development and commercialization milestones. We anticipate that, in addition to payments already made, by the end of 2005 we will pay $4.5 million in aggregate milestone payments related to zileuton.

      These amounts also do not include royalties on net sales of our products and payments on sublicense income that we may owe as a result of receiving payments under our collaboration agreement with MedImmune. Our license agreements are described more fully in Note 11 to our consolidated financial statements.

      The amounts listed for consulting agreements are for fixed payments due to our scientific and business consultants.

      The amounts listed for operating lease obligations represent the amount we owe under our office and laboratory space lease agreements.

Quantitative and Qualitative Disclosures about Market Risk

      We are exposed to market risk related to changes in interest rates. Our current investment policy is to maintain an investment portfolio consisting mainly of U.S. money market and corporate notes, directly or through managed funds, with maturities of two years or less. Our cash is deposited in and invested through highly rated financial institutions in North America. Our short-term investments are subject to interest rate risk and will fall in value if market interest rates increase. If market interest rates were to increase immediately and uniformly by 10% from levels at December 31, 2003, we estimate that the fair value of our investment portfolio would decline by an immaterial amount. In addition, we could be exposed to losses related to these securities should one of our counterparties default. We attempt to mitigate this risk through credit monitoring procedures. While our cash and investment balances will increase upon completion of the offering made by this prospectus, we will have the ability to hold our fixed income investments until maturity, and therefore we would not expect our operating results or cash flows to be affected to any significant degree by the effect of a change in market interest rates on our investments.

Effects of Inflation

      Our assets are primarily monetary, consisting of cash, cash equivalents and short-term investments. Because of their liquidity, these assets are not significantly affected by inflation. We also believe that we have intangible assets in the value of our technology. In accordance with generally accepted accounting principles, we have not capitalized the value of this intellectual property on our consolidated balance sheet. Because we intend to retain and continue to use our equipment, furniture and fixtures and leasehold improvements, we believe that the incremental inflation related to replacement costs of such items will not materially affect our operations. However, the rate of inflation affects our expenses, such as those for employee compensation and contract services, which could increase our level of expenses and the rate at which we use our resources.

BUSINESS

Overview

      We are a biopharmaceutical company focused on the discovery, development and commercialization of products designed to regulate the inflammatory response associated with asthma and critical care diseases. We currently have one FDA-approved product, Zyflo, a tablet formulation of zileuton for asthma that, subject to FDA approval of new manufacturing sites, we expect to begin selling in the first half of 2005, as well as two additional formulations of zileuton in development. In addition, we have three programs directed at developing products to regulate the excessive inflammatory response that can damage vital internal organs and, in the most severe cases, result in multiple organ failure and death.

      We acquired from Abbott Laboratories exclusive worldwide rights to develop and market Zyflo and other formulations of zileuton for multiple diseases and conditions. In 1996, the FDA approved a tablet formulation of zileuton, which was sold by Abbott as Zyflo, for the prevention and chronic treatment of asthma. In connection with our license from Abbott, we are changing the sites of manufacture of Zyflo from Abbott to third-party manufacturers. As a result, we are required to submit an sNDA to the FDA to obtain approval of the new manufacturing sites before we can begin selling the product in the United States. We plan to submit this sNDA to the FDA in late 2004. Subject to approval from the FDA, we expect to launch Zyflo for asthma in the United States in the first half of 2005. In addition, we expect to submit an NDA to the FDA in 2005 for a controlled-release formulation of zileuton based on Phase III clinical trials previously conducted by Abbott. Based on scientific evidence, clinical results and currently reported usage, we believe that Zyflo and the controlled-release formulations of zileuton may provide benefits for asthma patients and that we would be able to improve Zyflo’s market penetration through a targeted commercialization effort. We intend to expand the zileuton franchise through the development of a new intravenous formulation initially for hospital emergency room use and through the clinical development of intravenous and oral formulations for additional diseases and conditions, such as COPD.

      We are also developing treatments directed toward the severe inflammatory response in acute diseases and conditions that lead to admission to the emergency room or intensive care unit, and acute exacerbations of other chronic diseases that frequently lead to hospitalization. Our programs target the release into the bloodstream of proteins called cytokines that play a fundamental role in the body’s inflammatory response. Our research and development efforts directed towards the inflammatory response include:

•	a CTI-01 program directed towards the development of a small molecule product candidate that directly affects the release of cytokines through a number of different mechanisms;

•	an HMGB1 program directed towards a newly-discovered cytokine, which is the subject of our exclusive license and collaboration agreement with MedImmune; and

•	a cholinergic anti-inflammatory program directed towards a receptor that we believe regulates the release of the cytokines that play a fundamental role in the inflammatory response, including tumor necrosis factor alpha, or TNFα, following an inflammatory stimulus.

      Our critical care programs address multiple critical care diseases and conditions, including trauma, burns and sepsis, and acute exacerbations of chronic diseases, such as Crohn’s disease and rheumatoid arthritis. We believe our initial focus on three different approaches to the cytokine cascade provides multiple opportunities for success, allows us to leverage our research and development resources and, if our product candidates receive regulatory approval, will allow us to leverage our commercialization resources.

Our Strategy

      Our goal is to become a leading biopharmaceutical company focused on developing therapeutics directed at the inflammatory response associated with asthma and critical care diseases. The key elements of our strategy are to:

•	Maximize the commercial potential of Zyflo. We are focused on successfully launching Zyflo in the United States in the first half of 2005. We plan to build a marketing and sales infrastructure to promote Zyflo and the controlled-release formulation of zileuton that we are developing for the treatment of asthma upon regulatory approval from the FDA. We believe that by targeting specialists rather than primary care physicians, we can successfully promote Zyflo with an initial sales force of fewer than 100 sales representatives in the United States.

•	Expand the potential applications of zileuton. We believe that zileuton has potential therapeutic benefits in a range of diseases and conditions, such as COPD and acute asthma exacerbations. We intend to expand the potential applications of zileuton through development of additional formulations, including controlled-release and intravenous formulations.

•	Advance and expand our portfolio of product candidates. We intend to focus on developing products that address large unmet medical needs in the critical care market. We believe that our understanding of the cytokine cascade and its role in critical care diseases will enable us to continue to develop and discover drug candidates with novel mechanisms of action that should address some of the unmet medical needs in critical care medicine. We believe our focus on diseases associated with the severe inflammatory response will allow us to pursue drug development and discovery programs across a number of therapeutic areas in an efficient manner.

•	Maximize the economic value of our product portfolio. We believe we can maximize the potential economic benefit to us of our product candidates by retaining sole or shared ownership of our product development opportunities. We intend to selectively undertake strategic collaborations, such as our collaboration with MedImmune, to develop projects that may be beyond our internal resources while retaining co-promotion or commercial rights in any such collaborations.

•	Strategically in-license or acquire attractive development candidates or approved products. We intend to enhance our product pipeline through strategically in-licensing or acquiring product candidates or approved products for the critical care market. We believe our focus on critical care medicine and our targeted sales force will make us an attractive partner for companies seeking in-licensing partners for products or product candidates in our areas of focus.

Our Product Pipeline

      The following table summarizes our product candidates in development and our research and development programs:

*	First Phase I clinical trial of CTI-01 was conducted in the United Kingdom in 2003.

**	Being developed with MedImmune under an exclusive license and collaboration agreement.

Zileuton

      We have acquired from Abbott exclusive worldwide rights to develop and market Zyflo and other formulations of zileuton for multiple diseases and conditions. Zyflo, a tablet formulation of zileuton, is an FDA-approved product for the prevention and chronic treatment of asthma that was developed and previously sold by Abbott. We are required to submit an sNDA for Zyflo because we are transferring the manufacturing of Zyflo to new third-party manufacturing sites. We intend to submit this sNDA to the FDA in late 2004 shortly after completing the transfer of manufacturing, and, subject to regulatory approval, we expect to begin selling Zyflo in the United States in the first half of 2005. We also anticipate submitting an NDA for a new controlled-release formulation of zileuton for asthma in 2005 based on Phase III clinical trials conducted by Abbott.

      Zileuton blocks the activity of the 5-lipoxygenase enzyme, which is the main enzyme responsible for formation of a family of proteins known as leukotrienes. There are many different leukotrienes, and Zyflo’s mechanism of action blocks production of the entire leukotriene family. Leukotrienes are in part responsible for the inflammatory response associated with asthma and are known to cause many of the biological effects that contribute to inflammation, mucus production and closing of the lung airways of asthmatic patients. Leukotrienes are also implicated in the disturbance of normal lung airway function in certain other diseases, including COPD. Zyflo is the only FDA-approved product that blocks the activity of the 5-lipoxygenase enzyme.

Therapeutic Opportunity

      Asthma is a chronic respiratory disease that is characterized by the narrowing of the bronchi, or lung airways, that makes breathing difficult. An asthma attack leaves the victim gasping for breath as the airways become constricted, inflamed and clogged with thick, sticky secretions. Severe asthma attacks can be life threatening and, according to the American Lung Association, resulted in almost two million people visiting hospital emergency rooms in the United States in 2000. The Centers for Disease Control and Prevention estimate that 20.3 million people in the United States had asthma in 2001. The direct healthcare costs associated with treating asthma reached $9.4 billion in 2001.

      There is no one ideal treatment for asthma and there is no cure. Currently, patients are treated with a combination of products that are designed primarily to manage their disease symptoms by opening the airways in the lungs and reducing inflammation. Typical treatments include bronchodilatory drugs, such as Serevent®, leukotriene receptor antagonists, or LRAs, such as Singulair®, and steroids, such as Flovent®. We believe many prescribing physicians are dissatisfied with the treatment options available for patients with severe, persistent asthma due to the inability of these treatments to control symptoms reliably. As a result, these patients, who we believe constitute approximately 20% of the asthma population, often have severe asthma attacks requiring emergency room visits and, in many cases, further hospitalization to stabilize airway function. Despite the recent approval of Xolair® to treat severe allergic asthma, we believe patients with severe asthma remain underserved and in need of effective medication.

      We believe that many patients with asthma may benefit from therapy with zileuton. Zileuton actively inhibits the main enzyme responsible for the production of a broad spectrum of the proteins responsible for the symptoms associated with asthma, including all leukotrienes. We believe that this is an important distinction from Singulair®, the most frequently prescribed LRA, or leukotriene receptor antagonist, which blocks only one of the two known receptors for a single leukotriene out of the many leukotrienes associated with asthma symptoms. We intend to market Zyflo as a treatment for asthma patients who do not gain adequate symptomatic control from currently available medications.

Zileuton Product Development

Zyflo®: The Tablet Formulation of Zileuton

      Zyflo is the only 5-lipoxygenase inhibitor drug to be approved for marketing by the FDA. In 1996, Zyflo was approved by the FDA as an immediate-release, four-times-a-day tablet for the prevention and chronic treatment of asthma. Zyflo was launched in the United States in 1997. We are currently transferring the manufacturing technology used in the production of the API for Zyflo and the Zyflo tablets from Abbott to contract manufacturing sites. Once we complete this transfer, we expect to file an sNDA, which FDA regulations require in connection with a change of manufacturing sites. We expect that the FDA’s review of our sNDA will take approximately three months, but there is no legal requirement that the FDA complete its review in this timeframe. If the sNDA is approved within this timeframe, we would expect to begin marketing Zyflo in the first half of 2005.

      Dr. Paul Rubin, our President and Chief Executive Officer, led the development of Zyflo while he was employed by Abbott. The full clinical development program for Zyflo consisted of 21 safety and efficacy trials in an aggregate of approximately 3,000 patients with asthma. FDA approval was based on pivotal three-month and six-month safety and efficacy clinical trials in 774 asthma patients. The pivotal trials compared patients taking a combination of Zyflo and their usual asthma medications to patients taking a combination of placebo and their usual asthma medications. The results of the group taking Zyflo and their usual asthma medications showed:

•	rapid and sustained improvement for patients over a six-month period in objective and subjective measures of asthma control;

•	reduction of exacerbations and need for either bronchodilatory or steroid rescue medications;

•	acute bronchodilatory effect two hours after the first dose; and

•	greater airway response benefit in severe asthma patients with less than 50% of expected airway function, and a six-fold decrease in steroid rescues compared to placebo.

      In these placebo-controlled clinical trials, 1.9% of patients taking Zyflo experienced an increase in the liver enzyme alanine transaminase, or ALT, to greater than three times the level normally seen in the bloodstream compared to 0.2% of patients receiving placebo. These enzyme levels returned to normal in both the patients who continued and those who discontinued the therapy.

      In addition, prior to FDA approval, a long-term, safety surveillance trial was conducted in 2,947 patients. In this safety trial, 4.6% of patients taking Zyflo experienced ALT levels greater than three times the level normally seen in the bloodstream compared to 1.1% of patients receiving placebo. In 61.0% of the patients with ALT levels greater than three times the level normally seem in the bloodstream, the elevation was seen in the first two months of dosing. After two months of treatment, the rate of ALT levels greater than three times the level normally seen in the bloodstream stabilized at an average of 0.3% per month for patients taking a combination of Zyflo and their usual asthma medications compared to 0.11% per month for patients taking a combination of placebo and their usual asthma medications. This trial also demonstrated that ALT levels returned to normal in both the patients who continued and those who discontinued the therapy. The overall rate of patients with ALT levels greater than three times the level normally seen in the bloodstream was 3.2% in the approximately 5,000 patients who received Zyflo in placebo-controlled and open-label trials combined. In these trials, one patient developed symptomatic hepatitis with jaundice, which resolved upon discontinuation of therapy, and three patients developed mild elevations in the protein bilirubin.

      After reviewing the data from these trials, the FDA approved Zyflo in 1996 on the basis of the data submitted and we are not aware of any reports of serious liver damage in patients treated with Zyflo since its approval.

Controlled-Release Formulation of Zileuton

      We believe that the controlled-release formulation of zileuton that we are developing will be more convenient for patients because of its twice-a-day dosing regimen than Zyflo’s current four-times-a-day dosing regimen and will increase patient drug compliance. Abbott completed Phase III clinical trials for this formulation in asthma, but did not submit an NDA. Based upon data provided to us, we believe this decision was not based upon the clinical efficacy or safety data generated during the program. We expect to submit an NDA based on safety and efficacy data generated from the two completed Phase III trials, a three-month efficacy trial and a six-month safety and efficacy trial. The results of these clinical trials were as follows:

•	the three-month pivotal efficacy trial, in which 409 patients received either the controlled-release formulation of zileuton or placebo, generated similar efficacy results to those seen in the Zyflo pivotal trials. The trial demonstrated statistically significant improvements over placebo, in objective measures of asthma control, such as mean forced expiratory volume. The trial also showed a reduced need for bronchodilatory drugs as a rescue medication to alleviate uncontrolled symptoms;

•	the efficacy component of the six-month trial included 757 patients and generated similar efficacy results to those seen in the Zyflo pivotal trials. The trial demonstrated statistically significant improvements over a combination of placebo and the patients’ normal asthma therapies, in objective measures of asthma control, such as mean forced expiratory volume. In the trial, the controlled-release formulation of zileuton also showed a reduced need for bronchodilatory drugs as a rescue medication to alleviate uncontrolled symptoms; and

•	the safety data generated in a total of 1,335 patients from these two trials was comparable to safety data seen in the Zyflo pivotal trials. The incidence of ALT levels greater than three times the level normally seen in the bloodstream in patients receiving zileuton was 2.1% and in all cases ALT levels returned to normal in both the patients who continued and those who discontinued the therapy.

      We believe that this clinical development package will be sufficient to support the submission in 2005 of an NDA for the controlled-release formulation of zileuton for asthma. However, before we can file the

NDA, we must conduct a clinical trial in healthy volunteers to show that our manufactured tablets behave similarly in the body to the tablets that had been manufactured by Abbott.

Intravenous Formulation of Zileuton

      We also intend to commence development in 2004 of a new intravenous formulation of zileuton for use in the emergency room. In 2000, approximately two million hospital emergency room visits in the United States involved severe asthma attacks, of which approximately 465,000 resulted in hospitalization. Currently, most patients suffering severe asthma attacks are treated with bronchodilators inhaled via a nebulizer, typically for 20 minutes or more. Nebuilizers attempt to restore airway function by delivering the bronchodilatory drug to the bloodstream via the lungs. However, the patient’s ability to get the drug into his lungs may be impaired by his inability to breathe efficiently caused by the severe asthma attack. Clinical data demonstrate that zileuton exhibits its maximum effect on lung function when the blood drug concentration reaches its peak level and that the effect is achieved after a single dose of zileuton. By delivering the intravenous formulation of zileuton directly to the bloodstream, we believe that the intravenous formulation would have a rapid onset of action, reaching peak blood concentration within minutes of the injection. As a result, we believe that an intravenous formulation of zileuton would provide rapid delivery of the drug to the patient’s bloodstream, leading to more rapid symptom improvements, and potentially reduce the number of hospital admissions of patients arriving in the emergency room suffering from a severe asthma attack.

      We are currently evaluating several drug-delivery technologies for the intravenous formulation of zileuton we are developing. Due to the large amount of available preclinical information on zileuton, we believe that the preclinical development requirements for the intravenous formulation will be restricted to limited exposure studies in animals designed to clarify the safety of the mode of administration. As a result, we expect to begin Phase I clinical trials of a product candidate in late 2004 or early 2005.

Commercialization Strategy

      We are developing a targeted marketing and sales infrastructure in connection with our anticipated launch of Zyflo in the United States in the first half of 2005. We plan to build a marketing and sales force to promote Zyflo and the controlled-release formulation of zileuton that we are developing for the treatment of asthma. We believe that by targeting specialists rather than primary care physicians, we can successfully promote Zyflo with an initial sales force of fewer than 100 sales representatives in the United States.

      We plan to utilize the knowledge we have obtained through review of recent Zyflo prescription patterns, which demonstrate that, despite the lack of a sustained marketing effort, Zyflo has developed an established prescriber base among specialists who treat asthma. Prescription data for the 12-month period ended September 30, 2003 revealed that approximately 1,700 physicians were prescribing the product. The top 20% of prescribing physicians accounted for 57% of all prescriptions and the top 25 prescribers averaged 79 prescriptions each. We believe these data suggest that physicians who are aware of zileuton prescribe the product in moderately high volumes.

      We intend to position Zyflo as a treatment for asthma patients who do not gain adequate control of their symptoms with other currently available medications. We expect that as part of our launch, we will promote Zyflo to specialists who treat asthma, key opinion leaders and managed care decision makers. As part of our marketing strategy, we plan to promote the scientific support that differentiates Zyflo’s mechanism of action from other asthma treatments and emphasize clinical data that show safety and efficacy for Zyflo in asthma at all levels of severity.

      We also intend to maximize patient and physician access to Zyflo by addressing Zyflo’s position on managed care formularies. We believe that in many managed care formularies, as a result of the lack of a sustained marketing effort, Zyflo has been removed or relegated to third-tier status, which requires the highest co-pay for patients prescribed the product.

      If we successfully complete the development of, and receive regulatory approval for, the controlled-release formulation of zileuton, we will seek to convert prescribing and usage of Zyflo to this formulation.

      We intend to explore the therapeutic benefits of zileuton in a range of diseases and conditions, including COPD, nasal polyps, mastocytosis and cystic acne. In addition, we are aware of clinical data available in publications of clinical trials and individual patient case trials that indicate zileuton has efficacy in the treatment of nasal polyps and cystic acne. In each case, if we develop zileuton for one of these diseases or conditions, we will need to commence clinical development programs to generate sufficient information to achieve a regulatory label. During the manufacturing transfer and regulatory review periods, we intend to conduct additional Phase IV trials in specific patient populations prior to commercial launch to aid in the successful repositioning of the product as well as to support the use of the product in the target markets.

      In 2004, we intend to initiate a Phase II clinical trial designed to assess the efficacy of zileuton in COPD patients.

Critical Care:     The Inflammatory Response

      We are developing product candidates directed towards the inflammatory response that we believe is responsible for the single or multiple organ failures often seen in patients admitted to the emergency room or the ICU. Our product development programs in this area center on cytokines and other inflammatory mediators that play a key role in regulating the body’s immune system. We believe that the cytokine cascade is responsible for the severe inflammatory response seen in:

•	acute diseases and conditions that lead to admission to the ICU, such as sepsis, septic shock, post surgical ileus, the damage to vital organs resulting from cardiopulmonary by-pass during surgery, trauma and burns; and

•	acute exacerbations of chronic diseases that frequently lead to hospitalization, such as rheumatoid arthritis, Crohn’s disease, acute pancreatitis and ulcerative colitis.

      In the setting of severe infection, trauma, severe bleeding or a lack of oxygen to the major organs of the body, the overproduction of inflammatory mediators, including cytokines, can lead to organ failure, tissue destruction and eventually death. When cytokine levels become elevated, an excessive inflammatory response occurs that potentially results in damage to vital internal organs and, in the most severe cases, results in multiple organ failure and death. While TNFα is the first cytokine released during the cytokine cascade, the transient nature of its release leaves only a short window of opportunity for therapy. Many previous therapies directed at TNFα in acute diseases have failed in clinical development. The failure of such therapies may be a consequence of the fact that the cytokine cascade comprises many different cytokines, including HMGB1, which is believed to be released late in the inflammatory response and acts as the final common pathway to sickness and death.

      Individual programs within our portfolio, while targeted toward the inflammatory response, exert their effects through different mechanisms of action. These programs include:

•	a CTI-01 program directed towards the development of a small molecule product candidate that directly affects the release of cytokines through a number of different mechanisms;

•	an HMGB1 program directed towards a newly-discovered pro-inflammatory cytokine, HMGB1; and

•	a cholinergic anti-inflammatory program directed towards a receptor that we believe regulates the release of the cytokines that play a fundamental role in the inflammatory response, including TNFα, in response to an inflammatory stimulus.

      We believe the probability of success of any one of our programs is not directly dependent upon the success or failure of any of our other programs. We believe our therapeutic approaches provide multiple opportunities for success and may increase the productivity of our research and development efforts. The programs we currently have directed towards the inflammatory response are as follows:

CTI-01 Program

      We are developing a small molecule, CTI-01, that we believe may be effective in regulating the inflammatory response in addition to its known antioxidant activity. We plan to develop CTI-01 for at least one disease or condition such as organ damage resulting from cardiopulmonary bypass or post-operative ileus. In animal studies, CTI-01 has improved organ function or survival in a number of models of critical illness. In these studies, CTI-01 was effective when the drug was administered after disease onset, as well as in preventative administration when the drug was administered before disease onset. CTI-01 has demonstrated positive responses in animal models of restricted blood supply to the intestines, severe bleeding, overwhelming bacterial infection and acute intestinal injury.

      Scientific research suggests that CTI-01 inhibits the systemic release of a number of cytokines that play a fundamental role in the inflammatory response, including TNFα and HMGB1. Many of these cytokines are responsible for the severe inflammatory response that contributes to organ damage. Research shows CTI-01 inhibits the activation of inflammatory signaling pathways, the activation of a number of pro-inflammatory genes and the release of the late-acting cytokine HMGB1, both in vivo and in vitro.

Therapeutic Opportunity

      Our current formulation of CTI-01 is an intravenous infusion best administered in diseases and conditions that enable a central line to be utilized to deliver the drug to the patients’ bloodstream via a large vein. We believe this product candidate to be best suited for diseases and conditions with the inflammatory response as the underlying complication and where patients already have central lines inserted for medical care. Potential opportunities for CTI-01 include:

•	damage to vital organs that can occur in patients after cardiopulmonary bypass, a procedure commonly performed during cardiothoracic surgery; and

•	post-operative ileus, which is the loss of normal contractile movement in the intestine due to inflammation of the muscle layers of the intestine after abdominal surgery, which is one of the major reasons why patients stay in the hospital after surgery.

Clinical Trials

      In 2003, we conducted a Phase I clinical trial of CTI-01 in healthy volunteers in the United Kingdom. The trial consisted of two phases, a phase designed to evaluate the highest dose that can be given before experiencing unwanted drug effects followed by an endotoxin challenge model designed to investigate whether CTI-01 would affect cytokine production. The results from the completed trial indicated:

•	a reduction in the TNFα response to bacterial endotoxin challenge compared to placebo; and

•	a maximum tolerated dose of 160mg/kg infused over 12 hours.

      At doses above the maximum tolerated dose, human volunteers in the trial experienced local irritation in the vein at the infusion site. We believe that we may be able to avoid local irritation in the vein through the use of central lines where the drug is delivered into a large vein with a greater blood flow rate, which leads to more rapid drug distribution. Initial results from animal studies in dogs have demonstrated that significantly higher doses can be administered in this manner without any local irritation. Once we complete these dog studies, we intend to submit an IND for CTI-01 to the FDA in 2004, and, once the IND is effective, we intend to conduct an additional Phase I clinical trial using infusion lines that deliver the product candidate directly into a large vein. If the trial is favorable, we intend to commence a Phase II clinical trial by the end of 2004.

HMGB1 Program

      We are evaluating mechanisms to prevent HMGB1 from effecting its role in the inflammatory response. HMGB1 has been identified as a potential late mediator of inflammation-induced tissue damage. Unlike other previously identified cytokines, such as interleukin-1 and TNFα, HMGB1 is expressed much later in the inflammatory response and persists at elevated levels for a longer time period and we believe therefore is a unique target for the development of products to treat critical care diseases. In 2003, we entered into an exclusive license and collaboration agreement with MedImmune to jointly develop and commercialize products directed towards HMGB1.

      Our internal research programs are currently aimed at generating antibodies that can neutralize circulating HMGB1 prior to it binding to its receptor. We have developed in our laboratories monoclonal antibodies directed towards HMGB1 that are currently in preclinical development. We are also exploring the development of a diagnostic that could be used to identify which patients in the ICU have elevated levels of HMGB1 and would therefore be most likely to respond to anti-HMGB1 therapy. We intend to initiate small molecule programs directed towards HMGB1 once we are able to fully characterize its receptor.

Therapeutic Opportunity

      We believe that HMGB1’s delayed and prolonged expression offers a new target for the development of products with a significantly broader treatment window than TNFα for acute diseases that can result in multiple organ failure, including sepsis and septic shock, and acute exacerbations of chronic diseases associated with the inflammatory response mediated by cytokines, such as rheumatoid arthritis.

      Sepsis is the body’s systemic inflammation response to infection or trauma. In animal models of septic shock, both polyclonal and monoclonal antibodies targeting HMGB1 were successful in significantly reducing the mortality rate associated with these models. To date, limited clinical investigations have identified that patients with sepsis have elevated levels of HMGB1 in their bloodstream, compared to normal individuals, who do not have detectable levels of HMGB1 in their bloodstream. The elevated HMGB1 levels appeared to be greatest in the patients who subsequently died as a result of their disease.

      Similar treatment opportunities also exist with other diseases that include an HMGB1 component, such as rheumatoid arthritis. Elevated levels of HMGB1 have been observed in the synovial fluid in the joints of rheumatoid arthritis patients and positive symptom responses have been achieved in animal models of rheumatoid arthritis with anti-HMGB1 therapy.

Clinical Strategy

      We have generated in our laboratories from mice a number of monoclonal antibodies that bind to HMGB1 and that are active in vitro and in vivo. One such antibody has demonstrated a dose dependent benefit on survival in a mouse model of overwhelming infection and a reduction in clinical arthritis symptoms in a mouse rheumatoid arthritis model. In both of these tests, the monoclonal antibody was administered in a treatment model after disease onset, as opposed to the preventive model in which the drug is administered before disease onset. We are assessing the potential use of these candidates as a framework for building an antibody tolerated by the human immune system in order to progress it through preclinical development and into the clinic.

      In July 2003, we entered into a collaboration with MedImmune to develop products directed against HMGB1. We are currently collaborating with MedImmune in the further preclinical investigation of our monoclonal antibodies in a number of animal models. MedImmune is conducting programs necessary to advance potential product candidates into Phase I clinical trials of the lead product candidate. Together with MedImmune, we plan to develop product candidates in parallel for both acute and chronic diseases and conditions.

      We are still investigating the receptor for HMGB1, and we plan to commence programs directed towards small molecules that block this receptor once we have isolated and fully characterized the receptor.

Cholinergic Anti-inflammatory Program

      Stimulation of the vagus nerve, the nerve that links the brain with the major organs of the body, causes the release of a chemical neurotransmitter called acetylcholine. Acetylcholine has been shown to inhibit the release of cytokines that play a fundamental role in the inflammatory response, including TNFα. Research indicates that acetylcholine exerts anti-inflammatory activity by stimulating the nicotinic α-7 cholinergic receptor, or α-7 receptor, on the macrophage cell.

      Historically, a number of companies have focused on the α-7 receptor target in the treatment of central nervous system, or CNS, diseases. We believe the discovery of the role of this receptor in inflammation has led to a new opportunity for the development of products to treat diseases in which inflammation plays a role. We are undertaking both a program to develop a small molecule product that inhibits the inflammatory response by acting on the αα-7 receptor on human macrophage cells and a program to develop an electrical device to stimulate the vagus nerve to inhibit the release of proinflammatory cytokines.

Therapeutic Opportunity

      Our successful development of a product candidate targeting the αα-7 receptor could lead to a novel treatment for severe acute inflammatory disease, as well as an oral anti-cytokine therapy that could be directed at chronic diseases such as rheumatoid arthritis and Crohn’s disease. We believe the previous work on this receptor will assist the discovery of new, peripherally acting drugs that stimulate the αα-7 receptor. We believe a drug candidate taken orally could have a strong market position against current injectable anti-TNFα biological therapies, particularly if it avoids potential immunological response to therapy, which is a known risk with antibody products.

Development Strategy

      Small Molecule. We are currently seeking to develop novel, small molecules directed towards the α-7 receptor. Using the extensive research into molecules directed towards the α-7 receptor for CNS disease that already exists in the public domain, we believe that we can accelerate our development program in this area by either in-licensing existing small molecules or developing new small molecules for preclinical development.

      Electronic Vagal Stimulation. We are also exploring the development of a medical device, similar to those already marketed for the treatment of epileptic seizures, to stimulate the vagus nerve, cause the release of acetylcholine and induce an anti-inflammatory response. We would develop this device only with a collaborator who has direct experience in device development and commercialization. Vagus nerve stimulators are currently approved and used for the treatment of epileptic seizures in the United States. Electronic vagal stimulation may provide a novel option for the treatment of acute exacerbations of rheumatoid arthritis, Crohn’s disease, ulcerative colitis and pancreatitis.

MedImmune Collaboration

      In July 2003, we entered into an exclusive license and collaboration agreement with MedImmune to jointly develop products directed towards HMGB1. Under the terms of the agreement, we granted MedImmune an exclusive worldwide license, under patent rights and know-how controlled by us, to make, use and sell products, including small molecules and antibodies, that bind to, inhibit or inactivate HMGB1 and are used in the treatment or prevention, but not the diagnosis, of diseases, disorders and medical conditions.

      We and MedImmune determine the extent of our collaboration on research and development matters each year upon the renewal of a rolling three-year research plan. We are currently working with MedImmune to evaluate the potential of a series of mouse monoclonal antibodies, discovered and cloned at our laboratories, as agents for development as therapeutic antibodies to enable them to enter clinical development. Under the terms of the agreement, MedImmune has agreed to fund and expend efforts to research and develop at least one HMGB1-inhibiting product for two indications through specified clinical phases.

      Under the collaboration, MedImmune has paid us initial fees of $12.5 million. We may also receive under the collaboration research and development payments from MedImmune, including a minimum of $3.0 million of research and development payments for the first three years of the agreement. In addition, we may also receive under the collaboration, subject to the terms and conditions of the agreement, other payments upon the achievement of research, development and commercialization milestones up to a maximum of $124.0 million, after taking into account payments that we are obligated to make to North Shore-Long Island Jewish Research Institute on milestone payments we receive from MedImmune. MedImmune also has agreed to pay royalties to us based upon net sales by MedImmune of licensed products resulting from the collaboration. MedImmune’s obligation to pay us royalties continues on a product-by-product and country-by-country basis until the later of ten years from the first commercial sale of a licensed product in each country and the expiration of the patent rights covering the product in that country. We are obligated to pay a portion of any milestone payments or royalties we receive from MedImmune to North Shore, which initially licensed to us patent rights and know-how related to

HMGB1. In connection with entering into the collaboration agreement, an affiliate of MedImmune purchased an aggregate of $15.0 million of our series B convertible preferred stock in October 2003 and March 2004.

      We have agreed to work exclusively with MedImmune in the research and development of HMGB1-inhibiting products. Under the terms of the agreement, MedImmune’s license to commercialize HMGB1-inhibiting products generally excludes us from manufacturing, promoting or selling the licensed products. However, we have the option to co-promote in the United States the first product for the first indication approved in the United States, for which we must pay a portion of the ongoing development costs and will receive a proportion of the profits in lieu of royalties that would otherwise be owed to us.

      MedImmune has the right to terminate the agreement at any time upon six months written notice. Each party has the right to terminate the agreement upon the occurrence of a material uncured breach by the other party. Under specified conditions, we or MedImmune may have certain payment or royalty obligations after the termination of the agreement.

Research and Development

      We believe that our research and development capabilities and our sponsored research arrangements position us well to sustain our product pipeline. As of April 15, 2004, we had 17 employees engaged in research and preclinical development and five employees in regulatory affairs and clinical development. Our research and development group seeks to identify the most promising development candidates and the most appropriate development pathways to maximize our chances of successful development. We also augment our internal research capabilities through sponsored research arrangements with academic and research institutions and individual academics, as well as in-licensed product candidates and technologies.

      During the fiscal years ended December 31, 2001, 2002 and 2003, research and development expenses were $957,000, $3.3 million and $17.5 million, respectively. During the three months ended March 31, 2004, research and development expenses were $5.6 million.

Sales and Marketing

      We plan to develop a sales and marketing infrastructure to commercialize Zyflo and the controlled-release formulation of zileuton in the United States. We believe that by developing a sales and marketing infrastructure to commercialize zileuton we will have a seasoned organization in place which we can leverage if and when we launch any future critical care products. We recently hired Mr. Finnegan as our Vice President of Sales and Marketing to lead the development of this infrastructure. Mr. Finnegan has significant sales and marketing experience from previous roles at biotechnology and large and small pharmaceutical companies.

      We intend to focus our sales and marketing efforts for zileuton on key opinion leaders and specialists who treat asthma, including allergists, pulmonologists and ENTs, or ear, nose and throat surgeons. Because we expect to target our marketing and sales efforts to the moderate to severe asthma market, we believe we can successfully focus our efforts with a relatively small sales force on the approximately 25,000 specialists who tend to treat the majority of these patients. These specialists include a top tier of 100 to 200 national or key opinion leaders who serve to influence the direction of the diagnosis and treatment of asthma through their research and publications and a second tier of practice-based specialists who are responsible for treating the majority of patients.

      Given the importance of these key opinion leaders, we plan to direct our scientific message and support to help educate and inform key opinion leaders regarding the scientific rationale and data that support our commercialization strategy. Initially, we will enter into consulting arrangements with approximately ten key opinion leaders who will comprise our expert panel. After our expert panel has been formed, we intend to expand our reach to 100 to 200 key opinion leaders through a group of medical liaisons who will be directed by our chief medical officer.

      We plan to initiate contact with the second tier of practice-based specialists when we launch our sales force. In the first two years following the launch of our sales force, we do not expect to contact every practicing specialist who treats asthma. Instead, we expect to target the top third of specialists in terms of prescribing productivity within asthma and the top 400 to 500 physicians currently prescribing Zyflo. As we expand our sales force, we expect to expand our reach to the top 50% of specialists who treat asthma.

      Part of our overall strategy for zileuton also includes repositioning the product within the managed care market. We intend to position zileuton with managed care medical directors and pharmacists as a treatment alternative when medications have failed to provide adequate symptomatic control. As a result, in addition to the awareness provided by office-based representatives, we believe information regarding zileuton will reach potential prescribing physicians through managed care pharmacies communicating the product’s modified formulary status.

      We expect that our sales effort for zileuton will expand if we develop and obtain regulatory approval for the intravenous formulation of zileuton for urgent and inpatient treatment of acute exacerbations of asthma. We believe the launch of an intravenous formulation will increase awareness of zileuton among those primary care physicians, or PCPs, whose patients are prescribed zileuton after a visit to the emergency room due to an acute exacerbation of asthma. In addition, we intend to seek a co-promotion partner for the controlled-release and immediate-release formulations of zileuton who would take responsibility to promote zileuton to PCPs. We believe these efforts should enable us to migrate our sales and marketing focus and activities from solely office-based specialists to include the hospital products marketplace.

Manufacturing

      We have no experience in, and we do not own any facilities for, manufacturing our product candidates. We currently outsource the manufacturing of our product candidates for use in clinical trials to qualified third parties and intend to continue to rely on contract manufacturing from third parties to supply products for both clinical use and commercial sale.

      Prior to licensing zileuton to us, Abbott maintained its own manufacturing capabilities for Zyflo. Under the terms of our license agreements, Abbott agreed to transfer its know-how and technology for the manufacture and validation of zileuton, including the API zileuton, the process and the controlled-release formulation data, to us or a designated third party. We have established the following manufacturing arrangements for zileuton. We have contracted with Rhodia Pharma Solutions to establish and validate a manufacturing process for the zileuton API at a site operated by Rhodia. The technology transfer to Rhodia has been completed and Rhodia is validating the zileuton manufacturing process and preparing to commence production of the zileuton API. In connection with the validation of the manufacturing process, Rhodia has agreed to manufacture an amount of the zileuton API that we believe will be sufficient for our clinical trials. Our agreement with Rhodia has no specified term and both we and Rhodia have the right to terminate the contract upon 90 days notice. In addition, we have initiated discussions with Rhodia for the manufacture of commercial supplies of the zileuton API. We have also contracted with SkyePharma PLC, through its subsidiary Jagotec AG, for the manufacture of the controlled-release tablet formulation of zileuton for clinical trials, regulatory review and commercial sale. SkyePharma has agreed to manufacture the commercial supplies of the controlled-release formulation of zileuton, upon FDA approval, under a manufacturing agreement that we would enter into with SkyePharma with a term of no less than five years. SkyePharma’s manufacturing obligations for the controlled-release formulation of zileuton are reflected in our license agreement relating to our use of SkyePharma’s controlled-release patent rights and know-how. Both we and SkyePharma have the right to terminate that license agreement upon the occurrence of a material uncured breach by the other party. We have separately contracted with SkyePharma to establish a manufacturing process for Zyflo and to manufacture Zyflo for clinical trials and regulatory review. Abbott has agreed to transfer requested materials, documents, data and reports to SkyePharma. In consideration for SkyePharma’s manufacturing and development services, we agreed to pay SkyePharma an upfront fee of $250,000 and additional amounts on a time and materials basis. Both we and SkyePharma have the right to terminate the contract upon the occurrence of a material uncured breach by the other party, upon a change of control of the other party or, with the consent of the other party, if results achieved during testing or other technical, medical or scientific problems reasonably require termination. We also have the right to terminate the contract upon 120 days notice.

      We expect to enter into manufacturing arrangements with third parties for the manufacture of our other product candidates for clinical use. For example, we will need to enter into arrangements for the manufacture of products for clinical trials in our cholinergic anti-inflammatory and CTI-01 programs. We believe that MedImmune will be responsible for manufacturing of any biologic products that result from our HMGB1 program.

License and Royalty Agreements

      We have entered into a number of license agreements under which we have licensed intellectual property and other rights needed to develop our products, including the license agreements summarized below.

      Abbott. In December 2003, we acquired an exclusive worldwide license, under patent rights and know-how controlled by Abbott, to develop, make, use and sell controlled-release and intravenous formulations of zileuton for all clinical indications except for the treatment of children under age seven and use in cardiovascular and vascular devices. This license included an exclusive sublicense of Abbott’s rights in proprietary controlled-release technology originally licensed to Abbott by Jagotec AG, a subsidiary of SkyePharma. In consideration for the license, we paid Abbott an initial $1.5 million license fee and agreed to make aggregate milestone payments of up to $13.0 million to Abbott upon the achievement of various development and commercialization milestones, including the completion of the technology transfer from Abbott to us, filing and approval of a product in the United States and specified minimum net sales of licensed products. In addition, we agreed to pay royalties to Abbott based on net sales of licensed products by us, our affiliates and sublicensees. Our obligation to pay royalties continues on a country-by-country basis for a period of ten years from the first commercial sale of a licensed product in each country. Upon the expiration of our obligation to pay royalties for licensed products in a given country, the license will become perpetual and irrevocable and fully paid up with respect to licensed products in that country. If we decide to sublicense rights under the license, we must first enter into good faith negotiations with Abbott for the commercialization rights to the licensed product. Each party has the right to terminate the license upon the occurrence of a material uncured breach by the other party. We also have the right to terminate the license at any time upon 60 days notice to Abbott and payment of a termination fee.

      In March 2004, we acquired from Abbott the U.S. trademark Zyflo® and an exclusive worldwide license, under patent rights and know-how controlled by Abbott, to develop, make, use and sell the immediate-release formulation of zileuton for all clinical indications. In consideration for the license and the trademark, we have agreed to pay Abbott an initial fee of $500,000, a milestone payment of $750,000 upon approval of the sNDA, and royalties based upon net sales of licensed products by us, our affiliates and sublicensees. Our obligation to pay royalties continues on a country-by-country basis for a period of ten years from the first commercial sale of a licensed product in each country. Upon the expiration of our obligation to pay royalties in a given country, the license will become perpetual and irrevocable and fully paid up with respect to licensed products in that country. Each party has the right to terminate the license upon the occurrence of a material uncured breach by the other party.

      SkyePharma. In December 2003, we entered into an agreement with SkyePharma, through its subsidiary Jagotec, under which SkyePharma consented to Abbott’s sublicense to us of rights to make, use and sell the controlled-release formulation of zileuton covered by SkyePharma’s patent rights and know-how. Under the terms of the agreement, SkyePharma also agreed to manufacture the controlled-release formulation of zileuton for clinical trials, regulatory review and commercial sale. In consideration for SkyePharma’s prior work associated with the licensed patent rights and know-how, we paid SkyePharma an upfront fee of $750,000. We also agreed to make aggregate milestone payments to SkyePharma of up to $6.6 million upon the achievement of various development and commercialization milestones. In addition, we agreed to pay royalties to SkyePharma based upon net sales of the product by us and our affiliates. We also agreed to pay SkyePharma fees if we sublicense our rights under the licensed patent rights and know-how. Each party has the right to terminate the agreement upon the occurrence of a material uncured breach by the other party.

      North Shore. In July 2001, we acquired from North Shore an exclusive worldwide license, under patent rights and know-how controlled by North Shore relating to HMGB1, to make, use and sell products covered by the licensed patent rights and know-how. North Shore retained the right to make and use the licensed products in its own laboratories solely for non-commercial, scientific purposes and non-commercial research. In consideration for the license, we paid an initial license fee of $100,000. We also agreed to make milestone payments to North Shore of up to $275,000 for the first product covered by the licensed patent rights and an additional $100,000 for each additional distinguishable product covered by the licensed patent rights, up to $137,500 for the first product covered by the licensed know-how and not the licensed patent rights and an additional $50,000 for each additional distinguishable product covered by the licensed know-how and not the licensed patent rights, each upon the achievement of specified development and regulatory milestones for the applicable licensed product. In addition, we agreed to pay North Shore royalties based on net sales of licensed products by us and our affiliates until the later of ten years from the first commercial sale of each licensed product in a given country and the expiration of the patent rights covering the licensed product in that country. We agreed to pay minimum annual royalties to North Shore beginning in July 2007 regardless of whether we sell any licensed products. We also agreed to pay North Shore fees if we sublicense our rights under the licensed patent rights and know-how. Each party has the right to terminate the agreement upon the occurrence of a material uncured breach by the other party.

      We also have entered into two sponsored research and license agreements with North Shore. In July 2001, we entered into a sponsored research and license agreement with North Shore under which, as amended, we agreed to pay North Shore $200,000 annually until June 2006 to sponsor research activities at North Shore to identify inhibitors and antagonists of HMGB1 and related proteins, including antibodies. In January 2003, we entered into a sponsored research and license agreement with North Shore under which we agreed to pay North Shore $200,000 annually until January 2006 to sponsor research activities at North Shore in the field of cholinergic anti-inflammatory technology. Any future research terms under either of these agreements are subject to agreement between North Shore and us. Under the terms of these agreements, we acquired an exclusive worldwide license to make, use and sell products covered by the patent rights and know-how arising from the sponsored research. North Shore retained the right under each of these agreements to make and use the licensed products in its own laboratories solely for non-commercial, scientific purposes and non-commercial research.

      In connection with the July 2001 sponsored research and license agreement, we issued North Shore 27,259 shares of our common stock and agreed to make milestone payments to North Shore of $200,000 for the first product covered by the licensed patent rights, and an additional $100,000 for each additional distinguishable product covered by the licensed patent rights, $100,000 for the first product covered by the licensed know-how and not the licensed patent rights and an additional $50,000 for each additional distinguishable product covered by the licensed know-how and not the licensed patent rights, each upon the achievement of specified development and regulatory approval milestones with respect to the applicable licensed product. In connection with the January 2003 sponsored research and license agreement, we paid North Shore an initial license fee of $175,000 and agreed to pay additional amounts in connection with the filing of any U.S. patent application or issuance of a U.S. patent relating to the field of cholinergic anti-inflammatory technology. We also agreed to make aggregate milestone payments to North Shore of up to $1.5 million in both cash and shares of our common stock upon the achievement of specified development and regulatory approval milestones with respect to any licensed product. In addition, under each of these agreements, we agreed to pay North Shore royalties based on net sales of a licensed product by us and our affiliates until the later of ten years from the first commercial sale of licensed products in a given country and the expiration of the patent rights covering the licensed product in that country. Under the January 2003 sponsored research and license agreement, we agreed to pay minimum annual royalties to North Shore beginning in the first year after termination of research activities regardless of whether we sell any licensed products. We also agreed to pay North Shore fees if we sublicense our rights under the licensed patent rights and know-how under either agreement. In connection with our sublicense to MedImmune of our rights with respect to HMGB1, we have paid North Shore $2.0 million and issued to North Shore 66,666 shares of our common stock. Each party has the right to terminate each agreement upon the occurrence of a material uncured breach of that agreement by the other party.

      University of Pittsburgh. In November 2002, we acquired from the University of Pittsburgh an exclusive worldwide license, under specified patent rights controlled by the University relating to CTI-01, to make, use and sell products covered by the licensed patent rights. The University retained the right to use the licensed patent rights and products for its own non-commercial education and research purposes. In consideration for the license, we paid an initial license fee of $35,000 and also agreed to pay the University annual maintenance fees until the first commercial sale of a licensed product. After the first commercial sale, we have agreed to pay the University royalties based on net sales of the licensed product by us and our sublicensees. The University has the right to terminate the agreement upon our material uncured breach, including our failure to meet specified development and commercialization milestones for a licensed product. We may terminate the agreement upon three months notice to the University.

      Xanthus. In December 2000, we acquired from Xanthus Life Sciences, formerly known as Phenome Sciences, an exclusive worldwide license, under specified patent rights and know-how controlled by Xanthus relating to CTI-01, to make, use and sell products covered by the licensed patent rights and know-how. Xanthus retained the right to use the licensed patent rights for non-commercial research purposes. In consideration for the license, we paid an initial license fee of $103,000. We also agreed to use diligent efforts to achieve specified development and regulatory approval milestones and make aggregate milestone payments to Xanthus of up to $2.0 million upon the achievement of those milestones. In addition, we agreed to pay Xanthus royalties based on net sales of licensed products by us and our sublicensees until the expiration of the patent rights covering the licensed product. We agreed to pay minimum annual royalties to Xanthus beginning in 2006 regardless of whether we sell any licensed products. Each party has the right to terminate the agreement upon the occurrence of a material uncured breach by the other party. In specified circumstances, we may also terminate the agreement upon either three or twelve months notice to Xanthus.

Proprietary Rights

      Our success depends in part on our ability to obtain and maintain proprietary protection for our product candidates, technology and know-how, to operate without infringing on the proprietary rights of others and to prevent others from infringing our proprietary rights. Our policy is to seek to protect our proprietary position by, among other methods, filing U.S. and foreign patent applications related to our proprietary technology, inventions and improvements that are important to the development of our business and obtaining, where possible, invention assignments from employees and consultants. We also rely on trade secrets, know-how, continuing technological innovation and in-licensing opportunities to develop and maintain our proprietary position.

      We own or exclusively license a total of five issued U.S. patents, 17 issued foreign patents, 24 pending U.S. patent applications and 46 pending foreign patent applications consisting of:

	U.S.		Foreign
					Program
	Issued	Pending	Issued	Pending	Total

Zileuton	1	—	17	—	18
HMGB1	3	11	—	22	36
CTI-01	—	8	—	17	25
Cholinergic anti-inflammatory	1	5	—	7	13

Total	5	24	17	46	92

      The U.S. patent covering the composition of matter of zileuton that we licensed from Abbott expires in 2010 and the U.S. patent covering the controlled-release formulation expires in 2012. The U.S. issued patents that we own or exclusively license covering our product candidates other than zileuton expire on various dates between 2019 and 2021.

      The patent position of pharmaceutical or biotechnology companies, including ours, is generally uncertain and involves complex legal and factual considerations. Our success depends, in part, on our ability to protect proprietary products, methods and technologies that we develop under the patent and other intellectual property laws of the United States and other countries, so that we can prevent others from using our inventions and proprietary information. If any parties should successfully claim that our proprietary products, methods and technologies infringe upon their intellectual property rights, we might be forced to pay damages, and a court could require us to stop the infringing activity. We do not know if our pending patent applications will result in issued patents. Our issued patents and those that may issue in the future, or those licensed to us, may be challenged, invalidated or circumvented, which could limit our ability to stop competitors from marketing related products or the length of term of patent protection that we may have for our products. In addition, the rights granted under any issued patents may not provide us with proprietary protection or competitive advantages against competitors with similar technology. Furthermore, our competitors may independently develop similar technologies or duplicate any technology developed by us. Because of the extensive time required for development, testing and regulatory review of a potential product, it is possible that, before any of our product candidates can be commercialized, any related patent may expire or remain in force for only a short period following commercialization, thereby reducing any advantage of the patent.

Trademarks, Trade Secrets and Other Proprietary Information

      We currently have filed trademark applications to register the Critical Therapeutics name and logo in both the United States and Europe. In March 2004, we acquired the U.S. trademark Zyflo® from Abbott.

      In addition, we depend upon trade secrets, know-how and continuing technological advances to develop and maintain our competitive position. To maintain the confidentiality of trade secrets and proprietary information, it is our general practice to enter into confidentiality agreements with our collaborators, employees, consultants, outside scientific collaborators and sponsored researchers and other advisors. These agreements are designed to protect our proprietary information. These agreements may not, however, provide protection for our trade secrets in the event of unauthorized disclosure of such information.

Regulatory Matters

      The research, testing, manufacture and marketing of drug and biologic products and medical devices are extensively regulated in the United States and abroad. In the United States, drugs, biologics and medical devices are subject to rigorous regulation by the FDA. The Federal Food, Drug and Cosmetic Act and other federal and state statutes and regulations govern, among other things, the research, development, testing, manufacture, storage, record keeping, packaging, labeling, advertising and promotion, marketing and distribution of pharmaceutical and biologic products and medical devices. The failure to comply with the applicable regulatory requirements may subject us to a variety of administrative or judicially imposed sanctions, including the FDA’s refusal to approve pending applications, withdrawal of an approval, warning letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, civil penalties or criminal prosecution.

      The steps ordinarily required before a new pharmaceutical or biologic product may be marketed in the United States include preclinical laboratory tests, animal tests and formulation studies, the submission to the FDA of an investigational new drug application, or IND, which must become effective prior to commencement of human clinical testing, and adequate and well-controlled clinical trials to establish that the product is safe and effective for the indication for which FDA approval is sought. Satisfaction of FDA approval requirements typically takes several years and the actual time taken may vary substantially depending upon the complexity of the product or disease. Government regulation may delay or prevent marketing of potential products for a considerable period of time and impose costly procedures on a company’s activities. Success in early stage clinical trials does not necessarily assure success in later stage clinical trials. Data obtained from clinical activities are not always conclusive and may be subject to alternative interpretations that could delay, limit or even prevent regulatory approval. Even if a product receives regulatory approval, later discovery of previously unknown problems with a product may result in restrictions on the product or even complete withdrawal of the product from the market.

      Preclinical tests include laboratory evaluation of product chemistry, toxicity and formulation, as well as animal studies to assess the potential safety and efficacy of the product. The conduct of the preclinical tests and formulation of compounds for testing must comply with federal regulations and requirements. The results of preclinical testing are submitted to the FDA as part of an IND.

      An IND must become effective prior to the commencement of clinical testing of a drug or biologic in humans. An IND will automatically become effective 30 days after receipt by the FDA if the FDA has not commented on or questioned the application during this 30-day waiting period. If the FDA has comments or questions, these must be resolved to the satisfaction of the FDA prior to commencement of clinical trials. In addition, the FDA may, at any time, impose a clinical hold on ongoing clinical trials. If the FDA imposes a clinical hold, clinical trials cannot commence or recommence without FDA authorization and then only under terms authorized by the FDA. The IND process can result in substantial delay and expense.

      Clinical trials involve the administration of the investigational new drug or biologic to healthy volunteers or patients under the supervision of a qualified investigator. Clinical trials must be conducted in compliance with federal regulations and requirements, under protocols detailing the objectives of the trial, the parameters to be used in monitoring safety and the safety and effectiveness criteria to be evaluated. Each protocol involving testing on subjects in the United States must be submitted to the FDA as part of the IND. The trial protocol and informed consent information for patients in clinical trials must be submitted to institutional review boards for approval.

      Clinical trials to support new drug or biologic product applications for marketing approval are typically conducted in three sequential phases, but the phases may overlap. In Phase I, the initial introduction of the product into healthy human subjects or patients, the product is tested to assess metabolism, pharmacokinetics and pharmacological actions and safety, including side effects associated with increasing doses. Phase II usually involves trials in a limited patient population, to determine dosage tolerance and optimum dosage, identify possible adverse effects and safety risks, and provide preliminary support for the efficacy of the product in the indication being studied.

      If a compound demonstrates evidence of effectiveness and an acceptable safety profile in Phase II evaluations, Phase III trials are undertaken to evaluate further clinical efficacy and to test further for safety within an expanded patient population, typically at geographically dispersed clinical trial sites. Phase I, Phase II or Phase III testing of any product candidates may not be completed successfully within any specified time period, if at all. Furthermore, the FDA, an institutional review board or we may suspend or terminate clinical trials at any time on various grounds, including a finding that the subjects or patients are being exposed to an unacceptable health risk.

      After successful completion of the required clinical testing for a drug, generally an NDA is prepared and submitted to the FDA. FDA approval of the NDA is required before marketing of the product may begin in the United States. The NDA must include the results of extensive clinical and other testing and a compilation of data relating to the product’s pharmacology, chemistry, manufacture and controls. The cost of preparing and submitting an NDA is substantial. Under federal law, the submission of NDAs are additionally subject to substantial application user fees, currently exceeding $500,000, the fee for submission of supplemental applications exceeds $250,000 and the manufacturer and/or sponsor under an approved NDA are also subject to annual product and establishment user fees, currently exceeding $30,000 per product and $200,000 per establishment. These fees are typically increased annually.

      The FDA has 60 days from its receipt of an NDA to determine whether the application will be accepted for filing based on the agency’s threshold determination that the NDA is sufficiently complete to permit substantive review. Once the submission is accepted for filing, the FDA begins an in-depth review of the NDA. The review process is often significantly extended by FDA requests for additional information or clarification regarding information already provided in the submission. The FDA may also refer applications for novel drug products or drug products which present difficult questions of safety or efficacy to an advisory committee, typically a panel that includes clinicians and other experts, for review, evaluation and a recommendation as to whether the application should be approved. The FDA is not bound by the recommendation of an advisory committee. The FDA normally also will conduct a pre-approval inspection to ensure the manufacturing facility, methods and controls are adequate to preserve the drug’s identity, strength, quality, purity and stability, and are in compliance with regulations governing current good manufacturing practices.

      If the FDA’s evaluations of the NDA and the manufacturing facilities are favorable, the FDA may issue an approval letter, or, in some cases, an approvable letter followed by an approval letter. An approvable letter generally contains a statement of specific conditions that must be met in order to secure final approval of the NDA. If and when those conditions have been met to the FDA’s satisfaction, the FDA will typically issue an approval letter. An approval letter authorizes commercial marketing of the drug with specific prescribing information for specific indications. As a condition of NDA approval, the FDA may require post-approval testing and surveillance to monitor the drug’s safety or efficacy and may impose other conditions, including labeling restrictions which can materially impact the potential market and profitability of the drug. Once granted, product approvals may be withdrawn if compliance with regulatory standards is not maintained or problems are identified following initial marketing. Supplemental applications must be filed for many post-approval changes, including changes in manufacturing facilities.

      Some of our products may be regulated as biologics under the Public Health Service Act. Biologics must have a biologics license application, or BLA, approved prior to commercialization. Like NDAs, BLAs are subject to user fees. To obtain BLA approval, an applicant must provide preclinical and clinical evidence and other information to demonstrate that the biologic product is safe, pure and potent and that the facilities in which it is manufactured processed, packed or held meet standards, including good manufacturing practices and any additional standards in the license designed to ensure its continued safety, purity and potency. Biologics establishments are subject to preapproval inspections. The review process for BLAs is time consuming and uncertain, and BLA approval may be conditioned on post-approval testing and surveillance. Once granted, BLA approvals may be suspended or revoked under certain circumstances, such as if the product fails to conform to the standards established in the license.

      Once the NDA or BLA is approved, a product will be subject to certain post-approval requirements, including requirements for adverse event reporting and submission of periodic reports. In addition, the FDA strictly regulates the promotional claims that may be made about prescription drug products and biologics. In particular, the FDA requires substantiation of any claims of superiority of one product over another, including that such claims be proven by adequate and well-controlled head-to-head clinical trials. To the extent that market acceptance of our products may depend on their superiority over existing therapies, any restriction on our ability to advertise or otherwise promote claims of superiority, or requirements to conduct additional expensive clinical trials to provide proof of such claims, could negatively affect the sales of our products or our costs.

      We must also notify the FDA of any change in an approved product beyond variations already allowed in the approval. Certain changes to the product, its labeling or its manufacturing require prior FDA approval, including conduct of further clinical investigations to support the change. Major changes in manufacturing site require submission of an sNDA and approval by the FDA prior to distribution of the product using the change. Such supplements, referred to as Prior Approval Supplements, must contain information validating the effects of the change. An applicant may ask the FDA to expedite its review of such a supplement for public health reasons, such as a drug shortage. Approvals of labeling or manufacturing changes may be expensive and time-consuming and, if not approved, the product will not be allowed to be marketed as modified.

      If the FDA’s evaluation of the NDA submission or manufacturing facilities is not favorable, the FDA may refuse to approve the NDA or issue a not approvable letter. The not approvable letter outlines the deficiencies in the submission and often requires additional testing or information in order for the FDA to reconsider the application. Even after submitting this additional information, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval. With limited exceptions, the FDA may withhold approval of an NDA regardless of prior advice it may have provided or commitments it may have made to the sponsor.

      Once an NDA is approved, the product covered thereby becomes a “listed drug” that can, in turn, be cited by potential competitors in support of approval of an abbreviated NDA. An abbreviated NDA provides for marketing of a drug product that has the same active ingredients in the same strengths and dosage form as the listed drug and has been shown through bioequivalence testing to be therapeutically equivalent to the listed drug. There is no requirement, other than the requirement for bioequivalence testing, for an abbreviated NDA applicant to conduct or submit results of preclinical or clinical tests to prove the safety or efficacy of its drug product. Drugs approved in this way are commonly referred to as “generic equivalents” to the listed drug, are listed as such by the FDA, and can often be substituted by pharmacists under prescriptions written for the original listed drug.

      Federal law provides for a period of three years of exclusivity following approval of a listed drug that contains previously approved active ingredients but is approved in a new dosage, dosage form, route of administration or combination, or for a new use, the approval of which was required to be supported by new clinical trials conducted by or for the sponsor. During such three-year exclusivity period, the FDA cannot grant effective approval of an abbreviated NDA to commercially distribute a generic version of the drug based on that listed drug. However, the FDA can approve generic equivalents of that listed drug based on other listed drugs, such as a generic that is the same in every way but its indication for use, and thus the value of such exclusivity may be undermined. Federal law also provides a period of five years following approval of a drug containing no previously approved active ingredients. During such five-year period abbreviated NDAs for generic versions of those drugs cannot be submitted unless the submission accompanies a challenge to a listed patent, in which case the submission may be made four years following the original product approval. Additionally, in the event that the sponsor of the listed drug has properly informed the FDA of patents covering its listed drug, applicants submitting an abbreviated NDA referencing that drug are required to make one of four certifications, including certifying that it believes one or more listed patents are invalid or not infringed. If an applicant certifies invalidity or non-infringement, it is required to provide notice of its filing to the NDA sponsor and the patent holder. If the patent holder then initiates a suit for patent infringement against the abbreviated NDA sponsor within 45 days of receipt of the notice, the FDA cannot grant effective approval of the abbreviated NDA until either 30 months has passed or there has been a court decision holding that the patents in question are invalid or not infringed. If the abbreviated NDA applicant certifies that it does not intend to market its generic product before some or all listed patents on the listed drug expire, then FDA cannot grant effective approval of the abbreviated NDA until those patents expire. The first abbreviated NDA submitting substantially complete applications certifying that listed patents for a particular product are invalid or not infringed may qualify for a period of 180 days after the first marketing of the generic product, during which subsequently submitted abbreviated NDAs cannot be granted effective approval.

      We expect any devices that we develop for vagal nerve stimulation to be regulated as Class III medical devices subject to premarket approval, or PMA, requirements. Our diagnostic device could be subject to a PMA or to premarket 510(k) clearance. A PMA requires an applicant to prove the safety and effectiveness of a device to the FDA, and must contain clinical trial data. An investigational device exemption, or IDE, must become effective prior to commencement of clinical testing of a medical device in humans. An IDE will automatically become effective 30 days after receipt by the FDA if the FDA has not commented on or questioned the application during this 30-day period. If the FDA has comments or questions, these must be resolved to the satisfaction of the FDA prior to commencement of clinical trials. In addition, the FDA may, at any time, impose a clinical hold on ongoing clinical trials. If the FDA imposes a clinical hold, clinical trials cannot commence or recommence without FDA authorization and then only under terms authorized by the FDA. The IDE process can result in substantial delay and expense.

      After successful completion of the required clinical testing, the PMA or 510(k) is prepared and submitted to the FDA. The process of obtaining PMA approval is expensive and uncertain and includes the imposition of user fees. Among other things, PMAs must include preclinical and clinical data and manufacturing information. FDA approval of a PMA application can take years and the agency may deny approval of an application. Any change affecting the safety or effectiveness of the device will require approval of a supplemental PMA. Premarket 510(k) clearance requires the submission to the FDA of a premarket notification, which may include clinical data. A premarket notification requires the applicant to establish that the device is substantially equivalent to a legally marketed device. The process of obtaining 510(k) clearance is expensive, uncertain and includes the imposition of user fees. 510(k) clearance is typically faster than approval of a PMA, but can take years. Any change that could significantly affect the safety or effectiveness of the device will require clearance of a new 510(k) submission. We cannot be sure that approval of a PMA or supplement or 510(k) clearance will be granted on a timely basis, if at all, or that FDA approval processes will not involve costs and delays that will adversely affect our ability to commercialize our products. We must also comply with pervasive regulation of any medical device after approval or clearance, including FDA regulation of our manufacturing practices and adverse event reporting activities. Violation of any FDA requirements could result in enforcement actions, such as seizures, injunctions, fines, civil penalties and criminal prosecutions, which could have a material adverse effect on our business.

      From time to time, legislation is drafted and introduced in Congress that could significantly change the statutory provisions governing the approval, manufacturing and marketing of drug products and medical devices. In addition, FDA regulations and guidance are often revised or reinterpreted by the agency in ways that may significantly affect our business and our products. It is impossible to predict whether legislative changes will be enacted, or FDA regulations, guidance or interpretations changed, or what the impact of such changes, if any, may be.

Foreign Regulation

      Approval of a product by comparable regulatory authorities may be necessary in foreign countries prior to the commencement of marketing of the product in those countries, whether or not FDA approval has been obtained. The approval procedure varies among countries and can involve requirements for additional testing. The time required may differ from that required for FDA approval. Although there are some procedures for unified filings for some European countries with the sponsorship of the country which first granted marketing approval, in general each country has its own procedures and requirements, many of which are time consuming and expensive. Thus, there can be substantial delays in obtaining required approvals from foreign regulatory authorities after the relevant applications are filed.

      Under European Union regulatory systems, marketing authorization applications may be submitted at a centralized, a decentralized or a national level. The centralized procedure is mandatory for the approval of biotechnology products and provides for the grant of a single marketing authorization that is valid in all European Union member states. As of January 1995, a mutual recognition procedure is available at the request of the applicant for all medicinal products that are not subject to the centralized procedure. We will choose the appropriate route of European regulatory filing to accomplish the most rapid regulatory approvals. However, our chosen regulatory strategy may not secure regulatory approvals on a timely basis or at all.

Hazardous Materials

      Our research and development processes involve the controlled use of hazardous materials, chemicals and radioactive materials and produce waste products. We are subject to federal, state and local laws and regulations governing the use, manufacture, storage, handling and disposal of hazardous materials and waste products. We do not expect the cost of complying with these laws and regulations to be material.

Competition

      The pharmaceutical and biotechnology industries in which we operate are characterized by rapidly advancing technologies and intense competition. Our competitors include pharmaceutical companies, biotechnology companies, specialty pharmaceutical and generic drug companies, academic institutions, government agencies and research institutions. All of these competitors currently engage in or may engage in the future in the development, manufacture and commercialization of new pharmaceuticals, some of which may compete with our present or future products and product candidates. Many of our competitors have greater development, financial, manufacturing, marketing and sales experience and resources than we do, and they may develop new products or technologies that will render our products or technologies obsolete or noncompetitive. We cannot assure you that our products will compete successfully with these newly emerging technologies. In some cases, competitors will have greater name recognition and may offer discounts as a competitive tactic.

      Zyflo, our asthma product, and our controlled-release formulation of zileuton will face heavy competition in the asthma field. Many established therapies currently command large market shares in the mild to moderate asthma market. Merck’s Singulair® and GlaxoSmithKline’s Advair® are two widely-prescribed medicines for mild to moderate asthma in the United States. Singulair is a tablet taken once a day. Annual sales for Singulair in the United States are estimated to be over $1.0 billion and the majority of prescribing physicians are primary care physicians. Singulair costs approximately $2.50 per day, which is about 33% less than the daily cost of Zyflo when sold by Abbott. Singulair is also approved for pediatric asthma and allergic rhinitis. We believe that Singulair is prescribed less often for severe asthma patients and patients whose asthma is being managed by specialists.

      Advair is an inhaled product taken twice a day that provides both bronchodilatory and anti-inflammatory benefits. Advair was launched in the United States in 2001 and annual sales are estimated to be over $1.0 billion. The daily cost of Advair ranges from approximately $3.50 to $6.00 depending upon the strength of the dose. The daily costs of Advair at the lowest dose are approximately equal to the daily cost of Zyflo when sold by Abbott. When first launched, Advair was targeted to moderate to severe asthma where additional steroid use was often required, but is now targeted to mild to moderate asthma as well as COPD. Advair competes significantly with Singulair in the mild to moderate asthma market.

      The severe asthma market, where we believe zileuton has great potential, is currently served by the therapies developed for mild to moderate asthma and oral and inhaled injectable steroid treatments. One product, Xolair®, an anti-IgE antibody developed jointly by Novartis, Genentech and Tanox, recently gained approval for severe allergic asthma. Xolair is a monoclonal antibody for the treatment of moderate to severe allergic asthma that acts by blocking the immunoglobin E antibody that is an underlying cause of allergic asthma. The product was approved by the FDA in June 2003 and sales were estimated to be $30.0 million in its first 6 months on the market while being prescribed to an estimated 5,000 patients. Xolair is an injectable product and the annual cost for treatment is approximately $12,000. Xolair is targeted to moderate to severe asthma, particularly those patients who do not respond to therapies such as steroids. However, many managed care plans restrict its use through extensive prior authorization and step care requirements, such as a prior, failed course of therapy on Singulair, Accolade or Zyflo before Xolair can be considered.

      If zileuton is developed as a treatment for COPD, it will also face intense competition for that indication. COPD is a disease treated predominantly with asthma drugs and lung reduction surgery. Many physicians regard bronchodilators and inhaled steroids as effective in the treatment of mild to moderate COPD. Advair, which has a new approved indication for COPD, is also now being promoted as a treatment for COPD by GlaxoSmithKline. Spiriva®, a once-a-day muscarinic antagonist from Boehringer Ingleheim and Pfizer, already approved in Europe, is expected to be approved in the United States. Other novel approaches are also in the development process. GlaxoSmithKline is developing a neurokinin-3 receptor antagonist and an α-4 integrin antagonist. Because both are in early development, their potential to impact the market is difficult to assess.

      Our therapeutic programs directed toward the body’s inflammatory response will compete predominantly with therapies that have been approved for diseases such as rheumatoid arthritis, like Amgen, Inc.’s Enbrel® and Johnson & Johnson’s Remicade®, and diseases such as sepsis, such as Eli Lilly and Company’s Xigris®. While non-steroidal anti-inflammatory drugs like ibuprofen are often used for the treatment of rheumatoid arthritis and offer efficacy in reducing pain and inflammation, we believe that our cytokine-based therapeutic programs will compete predominantly with the anti-TNFα therapies that have been approved for diseases such as rheumatoid arthritis, like Enbrel® and Remicade®. Xigris®, a product developed by Eli Lilly for sepsis, has received regulatory approval for severe sepsis patients. Other than a wide range of anti-infective drugs, Xigris is one of the few agents approved for the treatment of sepsis. Other companies are developing therapies directed towards cytokines. We do not know whether any or all of these products under development will ever reach the market and if they do, whether they will do so before or after our products are approved.

Employees

      As of April 15, 2004, we had 32 full-time employees, 22 of whom were engaged in research and development and 10 of whom were engaged in management, sales, administration and finance. None of our employees are represented by a labor union or covered by a collective bargaining agreement. We have not experienced any work stoppages. We believe that relations with our employees are good.

Properties

      As of April 15, 2004, we leased or subleased three facilities in the Boston, Massachusetts area with a combined total of approximately 52,233 square feet of laboratory and office space. Our facilities are described below:

	Approximate		Lease Expiration
Property Location	Square Feet	Use	Date

60 Westview Street Lexington, Massachusetts	40,200	Laboratory and office	April 1, 2009
675 Massachusetts Avenue Cambridge, Massachusetts	7,533	Former corporate headquarters	October 31, 2005
12 Emily Street Cambridge, Massachusetts	4,500	Laboratory	May 20, 2007

      We are currently engaged in discussions with a third party regarding the possible sublease of our 12 Emily Street facility, which we intend to vacate in June 2004 when our laboratory operations are fully transferred to our 60 Westview Street facility. We have engaged a broker to explore the possible sublease of our 675 Massachusetts Avenue facility, which we vacated in March 2004. We believe our facilities are sufficient to meet our needs for the foreseeable future and, if needed, additional space will be available in the near term at a reasonable cost to us.

Legal Proceedings

      We are currently not a party to any material legal proceedings.

MANAGEMENT

Directors, Executive Officers and Key Employees

      Our directors, executive officers and key employees and their ages and positions as of April 15, 2004 are set forth below:

Name	Age	Position

Paul Rubin, M.D.	50	President, Chief Executive Officer and Director
Walter Newman, Ph.D.	58	Chief Scientific Officer and Vice President of Research and Discovery
Trevor Phillips, Ph.D.	42	Chief Operating Officer, Vice President of Operations and Secretary
Frank Thomas(5)	34	Chief Financial Officer and Treasurer
Frederick Finnegan	44	Vice President of Sales and Marketing
Jeffrey Johnston, M.D.	51	Chief Medical Officer and Vice President of Drug Development
Richard Dugan(2)(4)	62	Director
Nicholas Galakatos, Ph.D.(1)(3)	46	Director
Jean George(1)(2)(3)	46	Director
Christopher Mirabelli, Ph.D.(1)(3)	49	Director
Christopher Walsh, Ph.D.(2)	60	Director
H. Shaw Warren, M.D.	52	Director

(1)	Member of Compensation Committee
(2)	Member of Audit Committee
(3)	Member of Nominating and Corporate Governance Committee
(4)	Mr. Dugan joined our board of directors on April 21, 2004
(5)	Mr. Thomas joined us on April 26, 2004

     Paul Rubin, M.D. has served as our President and Chief Executive Officer since August 2002 and as a member of our board of directors since October 2002. From April 1996 to August 2002, Dr. Rubin served as Executive Vice President of Research and Development for Sepracor, Inc., a pharmaceutical company. From July 1993 to March 1996, Dr. Rubin served as Vice President and Worldwide Director Early Clinical Development and Clinical Pharmacology for GlaxoWellcome, Inc., a pharmaceutical company. From June 1987 to June 1993, Dr. Rubin served as Vice President of Immunology and Endocrine Development for Abbott Laboratories, a health care company. Dr. Rubin holds a B.S. in Biology from Occidental College and an M.D. from Rush Medical College.

      Walter Newman, Ph.D. has served as our Chief Scientific Officer since May 2002 and Vice President of Research and Discovery since September 2003. From October 2001 to May 2002, Dr. Newman served as an independent consultant to companies in the biotechnology industry. From December 1999 to September 2001, Dr. Newman served as Senior Vice President of Biotherapeutics for Millennium Pharmaceuticals, Inc., a pharmaceutical company. From April 1993 to December 1999, Dr. Newman served as Senior Vice President of Research for LeukoSite, Inc., a biotechnology company. Dr. Newman holds a B.S. in Chemistry and a Ph.D. in Immunochemistry from Columbia University.

      Trevor Phillips, Ph.D. has served as our Chief Operating Officer since November 2003, as our Secretary since March 2004, as our Treasurer from September 2003 until May 2004 and as our Vice President of Operations since October 2002. From November 2001 to September 2002, Dr. Phillips served as Senior Program Director for Sepracor, Inc., a pharmaceutical company. From October 1999 to November 2001, Dr. Phillips served as Director of Drug Development, Strategy and Planning for Scotia Holdings plc, a biotechnology company. From March 1997 to October 1999, Dr. Phillips served as a Senior Manager, Strategic Planning for Accenture Ltd. (formerly known as Andersen Consulting), a management consulting company. From March 1990 to March 1997, Dr. Phillips served in a variety of positions, including Director of Strategic Direction, for GlaxoWellcome plc, a pharmaceutical company. Dr. Phillips holds a B.Sc. in Microbiology from the University of Reading, a Ph.D. in Microbial Biochemistry from the University of Wales and an M.B.A from Henley Management College.

      Frank Thomas has served as our Chief Financial Officer since April 2004 and Treasurer since May 2004. From February 2000 to April 2004, Mr. Thomas served in a variety of finance positions with Esperion Therapeutics, Inc., a biopharmaceutical company, including most recently as Chief Financial Officer. Esperion was acquired by Pfizer Inc. in February 2004. From September 1997 to March 2000, Mr. Thomas served as Director of Finance and Corporate Controller for Mechanical Dynamics, Inc., a publicly-held software company. Prior to that, Mr. Thomas was a manager with Arthur Andersen LLP where he was a certified public accountant. Mr. Thomas holds a B.B.A. from the University of Michigan.

      Frederick Finnegan has served as our Vice President of Sales and Marketing since September 2003. From April 2001 to March 2003, Mr. Finnegan served as Vice President of New Products Marketing for Genzyme Corporation, a biotechnology company. From July 1990 to April 2001, Mr. Finnegan served in a number of marketing and sales assignments for Merck & Co., a pharmaceutical company, including most recently as Senior Director, New Products/ Anti-infectives Worldwide Human Health Division, with responsibility for worldwide marketing of in-line and pre-launch products. Mr. Finnegan holds a B.S. in Business Administration and Pre-Medical Sciences from the University of New Hampshire and an M.S. in Management from the Massachusetts Institute of Technology’s Sloan School of Management.

      Jeffrey Johnston, M.D. has served as our Chief Medical Officer and Vice President of Drug Development since October 2003. From September 2002 to May 2003, Dr. Johnston served as Vice President of Clinical Research for Triangle Pharmaceuticals, Inc., a biotechnology company. From November 1988 to August 2002, Dr. Johnston served in a variety of positions of increasing responsibility in the anti-infective and immunology areas of clinical development, including Director of Clinical Research and Group Director, Sepsis Clinical Development, for GlaxoSmithKline, Inc., a pharmaceutical company. Dr. Johnston holds a B.S. in Biology from Davidson College and an M.D. from Duke University School of Medicine.

      Richard Dugan has served as a member of our board of directors since April 2004. From 1976 to September 2002, Mr. Dugan served as a Partner with Ernst & Young, LLP, where he served in a variety of managing and senior partner positions, including Mid-Atlantic Area Senior Partner from 2001 to 2002, Mid-Atlantic Area Managing Partner from 1989 to 2001 and Pittsburgh Office Managing Partner from 1981 to 1989. Mr. Dugan retired from Ernst & Young LLP in September 2002. Mr. Dugan currently serves on the board of directors of Advancis Pharmaceutical Corporation, a pharmaceutical company. Mr. Dugan holds a B.S.B.A. from Pennsylvania State University.

      Nicholas Galakatos, Ph.D. has served as a member of our board of directors since July 2001. Since January 2000, Dr. Galakatos has served as a General Partner of MPM Capital, LP, a venture capital firm. From 1997 to January 2000, Dr. Galakatos served as Vice President, Business Development, for Millennium Pharmaceuticals, Inc., a biopharmaceutical company. From 1993 to 1997, Dr. Galakatos was an Associate at Venrock Associates, a venture capital firm. Prior to that time, Dr. Galakatos was Head, Molecular Biology Research for Novartis AG (formerly Ciba), a pharmaceutical company. He holds a B.S. in Chemistry from Reed College and a Ph.D. in Organic Chemistry from the Massachusetts Institute of Technology and performed postdoctoral studies at Harvard Medical School.

      Jean George has served as a member of our board of directors since October 2003. From January 2004 to the present, Ms. George has served as a General Partner, and from February 2002 to December 2003, she served as a Partner, with Advanced Technology Ventures, a venture capital firm. From September 1998 to January 2002, Ms. George served as a Director for BancBoston Ventures, a venture capital firm. From 1988 to July 1998, Ms. George served in a variety of roles, including most recently as Vice President of Sales and Marketing, at Genzyme Corporation. Ms. George holds a B.S. in Biology from the University of Maine and an M.B.A from Simmons College Graduate School of Management.

      Christopher Mirabelli, Ph.D. has served as a member of our board of directors since July 2001. From August 2000 to the present, Dr. Mirabelli has served as a General Partner of HealthCare Partners VI, L.P., which is the general partner of HealthCare Ventures VI, L.P., a venture capital firm. From December 1999 to July 2000, Dr. Mirabelli served as President of Pharmaceutical Research and Development and a member of the board of directors of Millennium Pharmaceuticals. From July 1993 to December 1999, Dr. Mirabelli served as Chairman of the Board, President and Chief Executive Officer of LeukoSite, Inc., a biotechnology company. In 1988, Dr. Mirabelli was a founder of Isis Pharmaceuticals, Inc., where he served until July 1993 in several positions, including Executive Vice President. Dr. Mirabelli holds a B.S. in Biology from SUNY-Fredonia and a Ph.D. in Molecular Pharmacology from Baylor College of Medicine.

      Christopher Walsh, Ph.D. has served as a member of our board of directors since July 2001. From June 1987 to the present, Dr. Walsh has served as the Hamilton Kuhn Professor of Biological Chemistry and Molecular Pharmacology at Harvard Medical School, where he also served as Chair, Biological Chemistry & Molecular Pharmacology. Dr. Walsh holds a B.A. in Biology from Harvard College and a Ph.D. in Life Sciences from Rockefeller University. Dr. Walsh currently serves on the board of directors of two biotechnology companies, Kosan Biosciences, Inc. and Vicuron Pharmaceuticals Inc.

      H. Shaw Warren, M.D., has served as a member of our board of directors since July 2000. From July 2000 to July 2001, Dr. Warren served as chairman of our board of directors. From 1987 to the present, Dr. Warren has served as a Pediatrician at Massachusetts General Hospital, and from 2000 to the present, Dr. Warren has served as a Physician at the Massachusetts General Hospital. From 1993 to the present, Dr. Warren has served as Associate Professor of Pediatrics at Harvard Medical School. Dr. Warren holds a B.S. in Biology from Harvard College and an M.D. from Harvard Medical School.

Scientific Advisors

      We seek advice from a number of leading scientists and physicians on scientific and medical matters. We have a scientific advisory board chaired by Carl Nathan, M.D. that meets regularly to assess:

•	our research and development programs;

•	the design and implementation of our clinical programs;

•	our patent and publication strategies;

•	market opportunities from a clinical perspective;

•	new technologies relevant to our research and development programs; and

•	specific scientific and technical issues relevant to our business.

      The current members of our scientific advisory board are:

Name	Position/Institutional Affiliation

Carl Nathan, M.D.	Chairman, Dept. Microbiology/ Immunology, Cornell Medical School
K. Frank Austen, M.D.	Professor of Medicine, Harvard Medical School
George Carter, Ph.D.	President, Pharos Consulting
Joseph Bonventre, M.D., Ph.D.	Professor of Medicine, Harvard Medical School
Craig Gerard, M.D., Ph.D.	Professor of Medicine, Harvard Medical School
Edward Scolnick, M.D.	President, Merck Research Laboratories

Board of Directors

      We have a board of directors consisting of seven members. Upon the completion of this offering, the board of directors will be divided into three classes, with each class serving for a staggered three-year term. The board of directors will consist of two class I directors, Dr. Walsh and Dr. Warren; two class II directors, Mr. Dugan and Dr. Mirabelli; and three class III directors, Dr. Rubin, Ms. George and Dr. Galakatos. At each annual meeting of stockholders, a class of directors will be elected for a three-year term to succeed the directors of the same class whose terms are then expiring. The terms of the class I directors, class II directors and class III directors expire upon the election and qualification of successor directors at the annual meeting of stockholders held during the calendar years 2005, 2006 and 2007, respectively.

      Our amended and restated by-laws provide that vacancies in our board of directors and newly created directorships may be filled only by our board of directors and the authorized number of directors may be changed only by our board of directors. These provisions of our amended and restated by-laws and the classification of our board of directors may have the effect of delaying or preventing changes in control or management of Critical Therapeutics.

      Each executive officer is elected by, and serves at the discretion of, the board of directors. Each of our executive officers and directors, other than non-employee directors, devotes his or her full time to the affairs of the company. Each of our directors currently serves on the board of directors pursuant to a stockholders’ voting agreement. The provisions of the stockholders’ voting agreement relating to the nomination and election of directors will terminate upon the closing of this offering. There are no family relationships among any of our directors or officers.

Board Committees

      Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee. The members of each committee are appointed by our board of directors, upon recommendation of the nominating and corporate governance committee, and serve one-year terms.

Audit Committee

      Our audit committee currently consists of Mr. Dugan, Ms. George and Dr. Walsh. Our audit committee assists our board of directors in its oversight of:

•	the integrity of our financial statements;

•	the independent auditor’s qualifications and independence; and

•	the performance of our independent auditors.

      The audit committee has direct responsibility for the appointment, compensation, retention and oversight of the work of our independent auditors, Deloitte & Touche LLP. In addition, our audit committee must approve, in advance:

•	any related-party transaction that we enter into;

•	all audit services; and

•	all non-audit services, except for de minimis non-audit services, provided the audit committee has approved such de minimis services prior to completion of the audit.

Compensation Committee

      Our compensation committee currently consists of Dr. Galakatos, Ms. George and Dr. Mirabelli. The purpose of the compensation committee is to assist the board of directors in the discharge of its responsibilities relating to the compensation of our executive officers.

      Specific responsibilities of our compensation committee include:

•	reviewing and recommending approval of our compensation of our chief executive officer;

•	overseeing the evaluation of our executive officers;

•	reviewing and making recommendations to the board of directors regarding incentive compensation and equity plans;

•	administering our stock incentive plans; and

•	reviewing and making recommendations to the board of directors regarding director compensation.

Nominating and Corporate Governance Committee

      Our nominating and corporate governance committee currently consists of Ms. George, Dr. Mirabelli and Dr. Galakatos. The purpose of the nominating and corporate governance committee is to:

•	identify and recommend to the board the persons to be nominated as members of the board of directors;

•	develop and recommend to the board of directors a set of corporate governance principles for our company; and

•	oversee the evaluation of our board of directors.

Compensation of Directors

      We have not previously provided cash compensation to any member of our board of directors for his or her service as a director. However, following the completion of this offering, each member of our board of directors who is not a company employee or consultant to the company will receive the following fees:

•	$3,000 for each meeting of the board, up to a maximum of five in any calendar year, that the director attends in person;

•	$1,500 for each meeting of any committee of the board on which the director serves that the director attends in person; and

•	$1,000 for each meeting of the board or any committee of the board on which the director serves that the director attends by teleconference.

      The chair of our audit committee will receive an annual fee of $2,500, the chair of our compensation committee will receive an annual fee of $1,500 and the chair of our nomination and corporate governance committee will receive an annual fee of $1,500.

      Each member of our board of directors who is not a company employee or consultant to the company will also receive an option to purchase up to 25,000 shares of our common stock upon his or her initial election to our board of directors and an option to purchase up to 15,000 shares of our common stock at the first annual meeting following the completion of one year’s membership on the board and at each year’s annual meeting after which he or she continues to serve as a director. The shares subject to these options become exercisable in 36 equal monthly installments beginning one month from the date of grant.

      Our directors are eligible to participate in our 2004 stock incentive plan, or 2004 plan, and, while these plans were operative, our 2003 stock incentive plan, or 2003 plan, and our 2000 equity incentive plan, or 2000 plan. In December 2003, under our 2003 plan, we granted to Dr. Warren an option to purchase up to 85,426 shares of our common stock. This option vests and becomes exercisable according to the following schedule:

•	25% of the underlying shares on the date of grant;

•	25% of the underlying shares under a schedule providing for one-quarter to become exercisable on the first anniversary of the date of grant and the remainder to become exercisable in 36 equal monthly installments beginning one month after the first anniversary of the date of grant; and

•	50% of the underlying shares in three equal annual installments on December 31, 2004, 2005 and 2006.

      In April 2004, our board of directors approved the grant to Richard Dugan, a member of our board of directors, on the tenth business day after the closing of this offering, of an option to purchase up to 25,000 shares of our common stock. This option will vest and become exercisable in 36 equal monthly installments beginning one month from the date of grant.

      In 2001, we issued restricted shares of our common stock to Christopher Walsh, a member of our board of directors. These shares vest in four equal installments on July 18, 2002, 2003, 2004 and 2005.

      We reimburse each member of our board of directors who is not a company employee for reasonable travel and other expenses incurred in connection with attending meetings of the board of directors and its committees.

Compensation Committee Interlocks and Insider Participation

      None of our executive officers serves as a member of the board of directors or compensation committee, or other committee serving an equivalent function, of any other entity that has one or more of its executive officers serving as a member of our board of directors or compensation committee. None of the current members of our compensation committee has ever been an employee of ours.

Executive Compensation

      The table below sets forth the total compensation paid or accrued for the fiscal year ended December 31, 2003 for our chief executive officer and each of our other executive officers who were serving as executive officers on December 31, 2003 and whose total annual salary and bonus exceeded $100,000 for the year ended December 31, 2003. We refer to these officers as our named executive officers.

Summary Compensation Table

				Long-Term
				Compensation
				Awards

	Annual Compensation			Shares
				Underlying	All Other
Name and Principal Position	Year	Salary	Bonus	Options (#)	Compensation

Paul Rubin, M.D.	2003	$305,000	$101,667	502,842	$1,645	(1)
President and Chief Executive Officer
Walter Newman, Ph.D.	2003	236,050	47,210	197,389	—
Chief Scientific Officer and Vice President of Research and Discovery
Trevor Phillips, Ph.D.	2003	201,385	44,000	176,926	10,000	(2)
Chief Operating Officer, Vice President of Operations and Secretary
Frederick Finnegan(3)	2003	69,167	44,667	91,616	—
Vice President of Sales and Marketing

(1)	Amount represents forgiveness of accrued interest on a loan repaid by Dr. Rubin.
(2)	Amount represents forgiveness of $10,000 of the principal amount of a loan made to Dr. Phillips.
(3)	Mr. Finnegan joined our company as an executive officer in September 2003. Mr. Finnegan’s salary for 2003 on an annualized basis was $220,000.

Stock Option Grants in Last Fiscal Year

      The following table sets forth information regarding grants of stock options to purchase shares of our common stock during the fiscal year ended December 31, 2003 to each of the named executive officers.

      The potential realizable value set forth in the last column of the table is calculated based on the term of the option at the time of grant. This value is based on assumed rates of stock price appreciation of 5% and 10% compounded annually from the date of grant until their expiration date, assuming a fair market value equal to the initial public offering price of $7.00 per share. Stock price appreciation of 5% and 10% is assumed pursuant to the rules and regulations of the SEC and does not represent our estimate or prediction of our future stock price performance. Actual gains, if any, on stock option exercises depend on the future performance of the common stock and the date on which the options are exercised.

Stock Option Grants in Last Fiscal Year

					Potential Realizable
	Number				Value at Assumed
	of	Percentage of			Annual Rates of Stock
	Shares	Total Options			Price Appreciation for
	Underlying	Granted to	Exercise		Option Term
	Options	Employees in	Price Per	Expiration
Name	Granted	Fiscal Year	Share(3)	Date	5%($)	10%($)

Paul Rubin, M.D.	502,842 (1)	43%	$1.05	12/19/13	$5,205,552	$8,601,714
Walter Newman, Ph.D.	197,389 (1)	17%	1.05	12/19/13	2,043,423	3,376,575
Trevor Phillips, Ph.D.	176,926 (1)	15%	1.05	12/19/13	1,831,584	3,026,531
Frederick Finnegan	26,666 (2)	2%	1.05	10/15/13	276,053	456,154
	64,950 (1)	6%	1.05	12/19/13	672,379	1,111,048

(1)	These options vest as follows:

•	25% of the underlying shares on the date of grant;
•	25% of the underlying shares under a schedule providing for one-quarter to become exercisable on the first anniversary of the date of grant and the remainder to become exercisable in 36 equal monthly installments beginning one month after the first anniversary of the date of grant; and
•	50% of the underlying shares in four equal annual installments on each of December 31, 2004, 2005, 2006 and 2007.

(2)	These options vest as follows: 25% of the underlying shares on September 8, 2004, with the remainder becoming exercisable in 36 equal monthly installments beginning one month after the first anniversary of the date of such grant.
(3)	The exercise prices represent the fair market value per share of our common stock on the date of grant as determined by our board of directors.

Stock Option Exercises and Fiscal Year End Option Values

      The following table sets forth information about the number of shares of our common stock issued upon option exercises by the named executive officers during the fiscal year ended December 31, 2003, and the value realized by the named executive officers. The table also sets forth information for each of the named executive officers regarding the number of shares subject to unexercised stock options, as well as the value of unexercised in-the-money options, as of December 31, 2003. There was no public trading market for our common stock as of December 31, 2003. Accordingly, as permitted by the rules of the SEC, we have calculated the value of the unexercised in-the-money options at fiscal year end by determining the difference between the exercise price per share and an assumed fair market value of our common stock as of December 31, 2003 equal to the initial offering price of $7.00 per share.

Aggregated Stock Option Exercises in Last Fiscal Year and

Fiscal Year-End Option Values

			Number of
			Shares Underlying		Value of Unexercised
			Unexercised Options		In-The-Money Options
	Shares		at December 31, 2003		at December 31, 2003
	Acquired on	Value
Name	Exercise (#)	Realized	Exercisable	Unexercisable	Exercisable	Unexercisable

Paul Rubin, M.D.	—	—	228,238	637,030	$1,427,217	$3,965,766
Walter Newman, Ph.D.	—	—	49,347	148,042	293,615	880,850
Trevor Phillips, Ph.D.	—	—	66,176	137,417	408,559	820,813
Frederick Finnegan	—	—	16,237	75,379	96,610	448,505

Employment Letters

      We have employment letters with Dr. Rubin, Dr. Newman, Mr. Finnegan and Mr. Thomas. These employment letters include the following terms:

•	Dr. Rubin’s employment letter provides for a severance payment in the event of his termination by us without cause equal to his base salary, payable immediately upon termination. In addition, Dr. Rubin’s unvested options will continue to vest during a negotiated severance period and, at the end of such severance period, Dr. Rubin will be eligible for acceleration of vesting of all remaining unvested options at the discretion of our board of directors.

•	Dr. Newman’s employment letter provides for a severance payment in the event of his termination by us without cause prior to May 2004 equal to six months base salary, payable immediately upon termination. In addition, Dr. Newman’s unvested options will continue to vest for the six-month period following his termination.

•	Mr. Finnegan’s employment letter provides for a severance payment in the event of his termination by us without cause equal to his then current annual base salary. Additionally, Mr. Finnegan’s unvested options will continue to vest during a negotiated severance period. Mr. Finnegan is also eligible to receive a cash payment equal to one year of his then current annual base salary in the event of a change of control in the company and his role changes as a result.

•	Mr. Thomas’s employment letter provides for a severance payment in the event of his termination by us without cause equal to one year of his then current annual base salary.

      Each executive officer, other than Dr. Rubin, has signed our standard form of nondisclosure, invention and non-competition agreement, providing for protection of our confidential information and ownership of intellectual property developed by such executive officer and a one-year non-competition provision. Dr. Rubin signed our form of proprietary information and inventions agreement, providing for protection of our proprietary information and ownership of intellectual property developed by Dr. Rubin, a one-year non-competition provision and a one-year non-solicitation provision.

Employee Benefit Plans

2000 Equity Incentive Plan, 2003 Stock Incentive Plan and 2004 Stock Incentive Plan

      Our 2000 plan was adopted by our board of directors and stockholders in July 2000. Our 2003 plan was adopted by our board of directors and stockholders in September 2003. In connection with this offering, we intend to terminate these plans with regard to future issuances of awards under these plans. As of April 15, 2004, there were an aggregate of 1,802,896 shares of common stock subject to outstanding options under these plans at a weighted average exercise price of $1.12 per share.

      Our 2004 plan was initially adopted by our board of directors in April 2004 and by our stockholders in May 2004 and, upon adoption, 3,680,000 shares of common stock were authorized for issuance under the 2004 plan. In addition, the number of shares reserved for issuance under the 2000 plan and the 2003 plan that remain available for grant immediately prior to the closing of this offering will also be authorized for issuance under the 2004 plan. As of April 15, 2004, there were 389,484 shares available for issuance under the 2000 plan and the 2003 plan. The 2004 plan also provides for an annual increase in the number of shares available for issuance equal to the lesser of five million shares of our common stock, 4% of our outstanding shares or an amount determined by our board of directors.

      All of our plans provide for the grant of options intended to qualify as incentive stock options under Section 422 of the Internal Revenue Code, non-statutory stock options and restricted stock. The 2004 plan provides for the grant of stock appreciation rights. The 2003 plan and 2004 plan also provide for the grant of other stock-based awards as our board of directors may determine.

      Participants eligible to receive awards under the 2000 plan and 2003 plan included our employees, officers, directors, consultants and advisors and, in the case of the 2000 plan, vendors. Under our 2004 plan, each of our employees, officers, directors, consultants and advisors are eligible to receive awards. Incentive stock options, however, may only be granted to employees.

      Under each of our option plans, optionees receive the right to purchase a specified number of shares of common stock at a specified option price and subject to any other terms and conditions specified in connection with the option grant. Under our 2004 plan, option exercise prices must be equal to or greater than the fair market value on the date of grant. Under present law, incentive stock options may not be granted to optionees holding more than 10% of the voting power of all shares of our capital stock at an exercise price less than 110% of the fair market value of our common stock on the date of grant.

      Options may be exercised under our 2000 plan by payment in cash, delivery of a promissory note, retention of shares subject to the option, delivery of a commitment of a financial institution, or such other permitted form of payment, in each case as determined by the board and the terms of the plan. Options may be exercised under the 2003 and 2004 plans as provided by the board of directors, including through payment by cash, check, surrender to us of shares of common stock owned for at least six months, by delivery to us of a promissory note, or by any combination of the permitted forms of payment. In addition, at the discretion of the board of directors, under the 2003 plan and the 2004 plan, options may be exercised by delivery to us of an irrevocable undertaking of a creditworthy broker to promptly deliver the exercise price and any required tax withholding to us.

      The compensation committee of our board of directors administers the plans. The compensation committee has the authority to grant awards, including awards to executive officers, and to adopt, amend and repeal the administrative rules, guidelines and practices relating to the plans and to interpret the provisions of the plans. In addition, under our 2003 plan and 2004 plan, our board of directors may delegate authority to one or more of our executive officers. Subject to any applicable limitations contained in the plans, our compensation committee, or if applicable, one or more executive officers to whom authority has been granted, selects the recipients of awards and determines:

•	the number of shares of common stock covered by options and the dates upon which such options become exercisable;

•	the exercise price of options;

•	the duration of options;

•	the conditions and limitations applicable to the exercise of each option; and

•	the number of shares of common stock subject to any award of restricted shares of our common stock or, in the case of the 2003 plan and 2004 plan, other stock-based awards, and the terms and conditions of such awards.

      Under the terms of the 2004 plan, the compensation committee may amend outstanding options, other than options held by our officers, granted under the plan to provide an option exercise price per share which may be lower or higher than the original option exercise price, or cancel any such options and grants in substitution of new options or other awards covering the same or different numbers of shares of common stock having an option exercise price per share which may be lower or higher than the exercise price of the canceled options.

      We intend to terminate the 2000 plan and 2003 plan upon the completion of this offering, but the vesting and effectiveness of awards previously granted under those plans may extend beyond that date. Pursuant to its terms, no awards may be granted under the 2004 plan after April 7, 2014, but the vesting and effectiveness of awards previously granted may extend beyond that date.

      Our board of directors may at any time modify or amend the plans, except that under the 2000 plan and the 2004 plan, if the board of directors determines such amendment requires stockholder approval, the amendment shall be subject to obtaining such stockholder approval.

      Our 2000 plan provides that upon a change of control, as defined by our board of directors, our board of directors may in its discretion take one or more of the following actions in regard to outstanding stock options and restricted shares of our common stock:

•	provide for the acceleration of any time period relating to the exercise or payment;

•	provide for payment to the holder of cash or other property with a fair market value equal to the amount that would have been received upon the exercise or payment had the option been exercised or paid upon the change in control;

•	adjust the terms in a manner determined by our board of directors to reflect the change in control;

•	cause the stock options to be assumed, or new rights substituted therefor, by another entity; or

•	make such other provision as the board may consider equitable to optionholders or in the best interests of the Company.

      Our 2003 plan provides that in the event of a reorganization event, as defined in the plan, all outstanding options will be assumed or substituted for by the acquiring or succeeding entity. If the acquiring or succeeding entity does not agree to assume or substitute all outstanding options, then the 2003 plan provides that our board of directors will cause the outstanding options to become exercisable in full prior to such reorganization event. Our rights with respect to outstanding restricted shares of our common stock granted under the 2003 plan will inure to the benefit of the surviving or succeeding entity and will continue to apply to any cash or other property into which shares were convertible as a result of such transaction.

      Our 2004 plan provides that in the event of a reorganization event, as defined in the plan, the board of directors will take any one or more of the following actions:

•	provide for outstanding options or other awards to be assumed or substituted for by the acquiring or succeeding entity;

•	provide that unexercised options or other awards will become exercisable in full and will terminate immediately prior to the consummation of such transaction unless previously exercised;

•	provide that outstanding awards shall become realizable or deliverable, or restrictions applicable to an award shall lapse;

•	provide for per share cash payment to the optionees equal to the cash per share received by the holders of common stock less the exercise price per share of such option or other award;

•	provide that, immediately prior to such transaction, all or a portion of the unexercised options will become exercisable in full; and

•	provide that, in connection with a liquidation or dissolution, awards shall convert into the right to receive liquidation proceeds.

      In addition, if the employment of an award holder is terminated under specified circumstances within the one year period commencing on the date of a change in control, as defined in the 2004 plan, all of that holder’s options awarded under the 2004 plan that would otherwise vest within two years of the date of termination will become immediately exercisable.

401(k) Plan

      Our employee savings and retirement plan is intended to be qualified under Section 401 of the Internal Revenue Code. Our employees may elect to reduce their current compensation by up to the statutorily prescribed annual limit and have the amount of such reduction contributed to the 401(k) plan. In 2004, we began making matching contributions up to $1,000 per employee annually. We may make matching or additional contributions to the 401(k) plan in amounts to be determined annually by our board of directors.

RELATED PARTY TRANSACTIONS

      Since our incorporation in July 2000, we have engaged in the following transactions with our founders, directors, officers, holders of more than 5% of our voting securities and affiliates of our founders, directors, officers and 5% stockholders.

Stock Issuances

Issuance of Common Stock to Founders, Directors and Executive Officers

      In July 2000, we issued 408,888 shares to each of our founders, Dr. Mitchell Fink, Dr. Kevin Tracey and Dr. H. Shaw Warren, who also serves as one of our directors, at a per share purchase price of $0.00073. In July 2001, each of our founders agreed, pursuant to the terms of a restricted stock agreement, to subject their shares to a right of repurchase in favor of us. This right lapses over time upon the achievement of specified milestones. As of April 15, 2004, of the original 408,888 shares granted to each founder, 295,004 shares were vested and free from repurchase rights.

      In October 2002, we issued an additional 14,666 shares of restricted common stock to each of our founders, at a per share purchase price of $0.375, under the terms of our 2000 plan. These shares vest over a period of four years. As of April 15, 2004, of the original 14,666 shares granted to each founder, 5,500 shares were vested and free from repurchase rights.

      In July 2001, under our 2000 plan, we issued 10,666 shares of our restricted common stock at a price per share of $0.375 to Dr. Walsh when he joined our board of directors. These shares vest in equal annual installments over a period of four years. As of April 15, 2004, 5,333 of these shares had vested.

      We made the following grants of our restricted common stock under our stock incentive plans to Dr. Newman, our Chief Scientific Officer:

	No. of Shares of	Purchase	No. of Shares
	Restricted Stock	Price Per	Vested as of
Date	Granted	Share	April 15, 2004

December 2001	2,666	$0.375	2,666
May 2002	105,333	$0.375	44,144
October 2002	66,666	$0.375	25,000

Issuance of Series A Convertible Preferred Stock

      In June 2001 and October 2002, we issued and sold an aggregate of 20,300,000 shares of our series A convertible preferred stock at a price per share of $1.00 resulting in gross proceeds of approximately $20.3 million. All shares of our series A convertible preferred stock will automatically convert into 5,413,329 shares of our common stock upon completion of this offering. Of the shares of series A convertible preferred stock, we sold an aggregate of 19,950,000 shares to the following directors, officers, 5% stockholders and affiliates of our directors, officers and 5% stockholders:

	Shares of Series A
	Convertible	Aggregate
Purchaser(1)	Preferred Stock	Consideration Paid

Funds managed by MPM Asset Management LLC(2)	9,280,000	$9,280,000
HealthCare Ventures VI, L.P.(3)	8,380,000	8,380,000
Johnson & Johnson Development Corporation	2,000,000	2,000,000
Paul Rubin, M.D.	290,000	290,000

Total	19,950,000	$19,950,000

(1)	See “Principal Stockholders” for more detail on shares held by these purchasers.
(2)	Consists of 690,432 shares sold to MPM BioVentures II, L.P., 6,256,576 shares sold to MPM BioVentures II-QP, L.P., 2,203,072 shares sold to MPM BioVentures GmbH & Co. Parallel-Beteiligungs KG and 129,920 shares sold to MPM Asset

Management Investors 2001 LLC. Nicholas Galakatos, a member of our board of directors, is a General Partner of MPM Capital, LP, which is affiliated with each of the funds managed by MPM Asset Management, LLC.
(3)	Christopher Mirabelli, a member of our board of directors, is a General Partner of HealthCare Partners VI, L.P., the general partner of HealthCare Ventures VI, L.P.

Issuance of Series B Convertible Preferred Stock

      In October 2003, we issued and sold an aggregate of 20,055,167 shares of our series B convertible preferred stock at a purchase price of $1.40 per share, resulting in aggregate gross cash proceeds of approximately $28.1 million. Under the series B preferred stock purchase agreement, the series B purchasers agreed to purchase a fixed number of shares of the series B convertible preferred stock at the same price per share in a second tranche to be held under specified circumstances. Pursuant to this obligation, in March 2004, we issued and sold 20,055,160 shares of our series B convertible preferred stock at the same price resulting in additional aggregate gross cash proceeds of $28.1 million. All shares of our series B convertible preferred stock will automatically convert into 10,696,074 shares of our common stock upon completion of this offering. Of the shares of series B convertible preferred stock we sold, we issued and sold an aggregate of 37,966,284 shares to the following directors, officers, 5% stockholders and affiliates of our directors, officers and 5% stockholders:

	Shares of Series B
	Convertible	Aggregate
Purchaser(1)	Preferred Stock	Consideration Paid

MedImmune Ventures, Inc.(2)	10,714,286	$15,000,000
Funds managed by Advanced Technology Ventures(3)	7,142,856	9,999,998
HealthCare Ventures VI, L.P.(4)	5,500,000	7,700,000
Funds managed by MPM Asset Management LLC(5)	5,500,000	7,700,000
Johnson & Johnson Development Corporation	5,357,143	7,500,000
Funds managed by OBP Management IV L.P.(6)	3,642,857	5,100,000
Paul Rubin, M.D.	57,142	79,999
Walter Newman, Ph.D.	40,000	56,000
Trevor Phillips, Ph.D.	12,000	16,800

Total	37,966,284	$53,152,797

(1)	See “Principal Stockholders” for more detail on shares held by these purchasers.
(2)	MedImmune Ventures is affiliated with MedImmune, Inc. We have entered into an exclusive license and collaboration agreement with MedImmune, Inc.
(3)	Consists of 5,726,627 shares sold to Advanced Technology Ventures VII, L.P., 229,806 shares sold to Advanced Technology Ventures VII (B), L.P., 110,460 shares sold to Advanced Technology Ventures VII (C), L.P., 34,127 shares sold to ATV Entrepreneurs VII, L.P., 21,428 shares sold to ATV Alliance 2003, L.P., 959,184 shares sold to Advanced Technology Ventures VI, L.P. and 61,224 shares sold to ATV Entrepreneurs VI, L.P. Jean George, a member of our board of directors, is a General Partner of Advanced Technology Ventures, which is affiliated with each of the funds managed by Advanced Technology Ventures.
(4)	Christopher Mirabelli, a member of our board of directors, is a General Partner of HealthCare Partners VI, L.P., the general partner of HealthCare Ventures VI, L.P.
(5)	Consists of 409,200 shares sold to MPM BioVentures II, L.P., 3,708,100 shares sold to MPM BioVentures II-QP, L.P., 1,305,700 shares sold to MPM BioVentures GmbH & Co. Parallel-Beteiligungs KG and 77,000 shares sold to MPM Asset Management Investors 2001 LLC. Nicholas Galakatos, a member of our board of directors, is a General Partner of MPM Capital, LP, which is affiliated with each of the funds managed by MPM Asset Management, LLC.

(6) Consists of 3,606,670 shares sold to Oxford Bioscience Partners IV L.P. and 36,187 shares sold to mRNA Fund II LP.

Registration Rights

      The holders of 16,259,346 shares of our common stock, the holders of options to purchase 1,137,641 shares of our common stock and the holder of a warrant to purchase 24,000 shares of our common stock are entitled to cause us to register their shares, or participate in a registration of shares by us, under the Securities Act under specified circumstances. These rights are provided under the terms of an investor rights agreement among us and these holders. These holders include the following directors, officers and holders of more than 5% of our voting securities and the affiliates of our directors, officers and 5% stockholders:

Number of
Name of Holder	Registrable Shares

Funds managed by MPM Asset Management LLC(1)	3,941,330
HealthCare Ventures VI, L.P.(2)	3,701,332
MedImmune Ventures, Inc.	2,857,142
Johnson & Johnson Development Corporation	1,961,904
Funds managed by Advanced Technology Ventures(3)	1,904,759
Funds managed by OBP Management IV L.P.	971,427
Paul Rubin, M.D.(4)	857,840
Walter Newman, Ph.D.(5)	382,721
Trevor Phillips, Ph.D.(6)	206,792

Total	16,785,247

(1)	Nicholas Galakatos, a member of our board of directors, is a General Partner of MPM Capital, LP, which is affiliated with each of the funds managed by MPM Asset Management LLC.
(2)	Christopher Mirabelli, a member of our board of directors, is a General Partner of HealthCare Partners VI, L.P., the general partner of HealthCare Ventures VI, L.P.
(3)	Jean George, a member of our board of directors, is a General Partner of Advanced Technology Ventures, which is affiliated with each of the funds managed by Advanced Technology Ventures.
(4)	Dr. Rubin, a member of our board of directors, is also our President and Chief Executive Officer. Includes 758,604 shares of common stock issuable to Dr. Rubin upon exercise of stock options. Also includes 6,666 shares of common stock held by Dr. Rubin’s daughter.
(5)	Dr. Newman is our Chief Scientific Officer and Vice President of Research and Discovery. Includes 197,389 shares of common stock issuable to Dr. Newman upon exercise of stock options.
(6)	Dr. Phillips is our Chief Operating Officer, Vice President of Operations and Secretary. Includes 181,648 shares of common stock issuable to Dr. Phillips upon exercise of stock options.

     For a more detailed description of these registration rights, see “Description of Capital Stock — Registration Rights.”

Stock Options Granted to Directors and Officers

      For information regarding stock options and stock awards granted to our directors and named executive officers, see “Management — Director Compensation” and “Management — Executive Compensation.”

      On April 26, 2004, we granted options to purchase 213,333 shares of our common stock to Frank Thomas, our Chief Financial Officer and Treasurer, at an exercise price of $5.63 per share, pursuant to the terms of our 2003 stock incentive plan. Fifteen percent of the underlying options vest on the date of grant and the balance vest under a schedule providing for one-quarter to become exercisable on the first anniversary of the date of grant and the remainder to become exercisable in 36 equal monthly installments beginning one month after the first anniversary of the date of grant.

Employment Letters

      We have entered into employment letters with severance payment obligations with Dr. Rubin, Dr. Newman, Mr. Thomas and Mr. Finnegan. For a detailed description of these employment letters, see “Management — Employment Letters.”

Loans to Executive Officers

      In October 2002, we loaned $290,000 to Dr. Rubin to finance the purchase of 290,000 shares of our series A convertible preferred stock at an annual interest rate equal to 6%. The loan was secured by the purchased shares. As of March 15, 2004, $157,000 of principal and accrued interest remained outstanding under this loan.

      In October 2002, we loaned $60,000 to Dr. Phillips to finance relocation expenses on an interest-free basis. In October 2003, we forgave $10,000 of the principal of this loan. As of March 15, 2004, $50,000 of principal remained outstanding under this loan.

      In May 2002, we loaned $39,500 to Dr. Newman to finance the purchase of our common stock, at an annual interest rate of 6%. The loan was secured by the purchased shares. As of March 15, 2004, $44,000 of principal and accrued interest remained outstanding under this loan.

      In March 2004, pursuant to a vote of our board of directors, upon the initial filing with the SEC of our registration statement, of which this prospectus forms a part, we forgave in full all outstanding principal and accrued interest on the loans described above for each of Dr. Rubin, Dr. Phillips and Dr. Newman, to the extent not previously repaid.

Transactions with Founders

      In January 2001, we entered into consulting agreements with each of our founders, Dr. Fink, Dr. Tracey and Dr. Warren. Each of these agreements will terminate on January 31, 2007. Under these agreements our founders provide consulting services relating to our research and development activities. We paid, or with respect to future years, are obligated to pay under the consulting agreements the following consulting fees to our founders, in addition to any out-of-pocket expenses incurred by them:

Founder Consulting Fees

Founder	2001	2002	2003	2004	2005	2006	2007

Dr. Fink	$69,000	$77,000	$79,000	$82,000	$84,000	$87,000	$7,000
Dr. Tracey	69,000	77,000	194,000	142,000	144,000	147,000	12,000
Dr. Warren	69,000	77,000	79,000	82,000	84,000	87,000	7,000

      In addition, we have agreed to pay the following royalties to Dr. Tracey under his consulting agreement with respect to products covered by a patent regarding vagal stimulation technology licensed to us by North Shore:

•	for products resulting directly from medicinal chemistry work performed by North Shore:

•	1% of net sales by us or our affiliates; and

•	5% of royalty payments we or our affiliates receive from third parties.

•	for products not resulting directly from medicinal chemistry work performed by Dr. Tracey’s affiliated research institute:

•	0.5% of net sales by us or our affiliates; and

•	2.5% of royalty payments we or our affiliates receive from third parties.

      In December 2003, we granted options to purchase 85,426 shares of our common stock to each of our founders, at an exercise price per share of $1.05, pursuant to the terms of our 2003 plan. These shares vest, as to each founder, according to the following schedule:

•	25% of the underlying shares on the date of grant;

•	25% of the underlying shares vest under a schedule providing for one-quarter to become exercisable on the first anniversary of the date of grant and the remainder to become exercisable in 36 equal monthly installments beginning one month after the first anniversary of the date of grant; and

•	50% of the underlying shares in three equal annual installments in December 31, 2004, 2005 and 2006.

      Please see “Related Party Transactions — Stock Issuances — Issuances of Common Stock to Founders, Directors and Executive Officers” for a description of restricted shares of our common stock that we issued to our founders.

Agreements with MedImmune

      In July 2003, we entered into an exclusive license and collaboration agreement with MedImmune, Inc. For a detailed description of the license and collaboration agreement, see “Business — MedImmune Collaboration.” In connection with the license and collaboration agreement, MedImmune Ventures, Inc., an affiliate of MedImmune, Inc., purchased an aggregate of 10,714,286 shares of our series B convertible preferred stock in October 2003 and March 2004 at a purchase price of $1.40 per share.

PRINCIPAL STOCKHOLDERS

      The following table sets forth information regarding beneficial ownership of our common stock as of April 15, 2004 by:

•	each person, or group of affiliated persons known to us to be the beneficial owner of more than 5% of the outstanding shares of our common stock;

•	each of our directors and named executive officers; and

•	all of our directors and executive officers as a group.

The following table does not include any shares of our common stock that may be purchased by our stockholders in this offering.

      Beneficial ownership is determined in accordance with the rules of the SEC, and includes voting or investment power with respect to shares. Shares of common stock issuable under stock options or warrants that are exercisable within 60 days after April 15, 2004 are deemed to be beneficially owned by the person holding the options or warrants for purposes of calculating the percentage ownership of that person but are not deemed outstanding for purposes of calculating the percentage ownership of any other person.

      Unless otherwise indicated below, to our knowledge, all persons and entities named in the table have sole voting and investment power with respect to all of the shares of common stock beneficially owned by them, except, where applicable, to the extent authority is shared by spouses under community property laws. As of April 15, 2004, there were 17,906,944 shares of common stock issued and outstanding, which reflects the conversion, upon the closing of this offering, of all outstanding shares of preferred stock. The number of shares of common stock deemed outstanding after this offering includes the shares of common stock being offered for sale in this offering but assumes no exercise of the underwriters’ over-allotment option.

	Number of	Percentage Owned
	Shares
	Beneficially	Before	After
Name and Address of Beneficial Owner(1)	Owned	Offering	Offering

5% Stockholders
Funds managed by MPM Asset Management LLC (2)	3,941,330	22.0%	16.5%
111 Huntington Avenue, 31st Floor Boston, MA 02199
HealthCare Ventures VI, L.P. (3)	3,701,332	20.7%	15.5%
44 Nassau Street, Second Floor Princeton, NJ 08542
MedImmune Ventures, Inc	2,857,142	16.0%	12.0%
One MedImmune Way Gaithersburg, MD 20878
Johnson & Johnson Development Corporation	1,961,904	11.0%	8.2%
One Johnson & Johnson Plaza New Brunswick, NJ 08933
Funds managed by Advanced Technology Ventures(4)	1,904,759	10.6%	8.0%
Bay Colony Corporate Center 1000 Winter Street, Suite 3700 Waltham, MA 02451
Funds managed by OBP Management IV L.P. (5)	971,427	5.4%	4.1%
22 Berkeley Street Boston, MA 02116
Directors and Named Executive Officers
Paul Rubin, M.D.(6)	281,352	1.6%	1.2%
Christopher Mirabelli, Ph.D.(7)	3,701,332	20.7%	15.5%
Nicholas Galakatos, Ph.D.(8)	3,941,330	22.0%	16.5%

	Number of	Percentage Owned
	Shares
	Beneficially	Before	After
Name and Address of Beneficial Owner(1)	Owned	Offering	Offering

H. Shaw Warren, M.D.(9)	306,244	1.7%	1.3%
Christopher Walsh, M.D.	10,666	*	*
Jean George(10)	1,904,759	10.6%	8.0%
Richard W. Dugan(11)	—	*	*
Walter Newman, Ph.D.(12)	234,678	1.3%	1.0%
Trevor Phillips, Ph.D.(13)	70,070	*	*
Frederick Finnegan	16,237	*	*
All executive officers and directors as a group (11 persons)(14)	10,466,669	57.5%	43.2%

*	Represents beneficial ownership of less than one percent of common stock.

(1)	Unless otherwise indicated, the address of each shareholder is care of Critical Therapeutics, 675 Massachusetts Avenue, 14th Floor, Cambridge, Massachusetts, 02139.
(2)	Consists of 293,235 shares of common stock held by MPM BioVentures II, L.P., 2,657,246 shares of common stock held by MPM BioVentures II-QP, L.P., 935,671 shares of common stock held by MPM BioVentures GMBH & Co. Parallel — Beteiligungs KG and 55,178 shares of common stock by MPM Asset Management Investors 2001 LLC. Nicholas Galakatos, a member of our board of directors, is a General Partner of MPM Capital, LP, which is affiliated with each of the funds managed by MPM Asset Management LLC. Dr. Galakatos disclaims beneficial ownership of the shares held by the funds managed by MPM Asset Management LLC, except to the extent of his pecuniary interest therein.
(3)	Christopher Mirabelli, a member of our board of directors, is a General Partner of HealthCare Partners VI, L.P., the general partner of HealthCare Ventures VI, L.P. Dr. Mirabelli disclaims beneficial ownership of the shares held by HealthCare Ventures VI, L.P., except to the extent of his pecuniary interest therein.
(4)	Consists of 1,527,100 shares of common stock held by Advanced Technology Ventures VII, L.P., 61,281 shares of common stock held by Advanced Technology Ventures VII (B), L.P., 29,456 shares of common stock held by Advanced Technology Ventures VII (C), L.P., 9,100 shares of common stock held by ATV Entrepreneurs VII, L.P., 5,714 shares of common stock held by ATV Alliance 2003, L.P., 255,782 shares of common stock held by Advanced Technology Ventures VI, L.P. and 16,326 of common stock shares held by ATV Entrepreneurs VI, L.P. Jean George, a member of our board of directors, is a general partner of Advanced Technology Ventures, which is affiliated with each of the funds managed by Advanced Technology Ventures. Ms. George disclaims beneficial ownership of the shares held by the funds managed by Advanced Technology Ventures, except to the extent of her pecuniary interest therein.
(5)	Consists of 961,778 shares of common stock held by Oxford Bioscience Partners IV L.P. and 9,649 shares of common stock held by mRNA Fund II LP.
(6)	Includes 182,116 shares of common stock issuable to Dr. Rubin upon exercise of stock options exercisable within 60 days of April 15, 2004. Also includes 6,666 shares of common stock held by Dr. Rubin’s daughter. Dr. Rubin disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.
(7)	Consists of 3,701,332 shares of common stock held by HealthCare Ventures VI, L.P. Dr. Mirabelli, a member of our board of directors, is a General Partner of HealthCare Partners VI, L.P., the general partner of HealthCare Ventures VI, L.P. Dr. Mirabelli disclaims beneficial ownership of the shares held by HealthCare Ventures VI, L.P., except to the extent of his pecuniary interest therein.
(8)	Consists of 3,941,330 shares of common stock held by funds managed by MPM Asset Management LLC. Dr. Galakatos, a member of our board of directors, is a General Partner of MPM Capital, LP, which is affiliated with each of the funds managed by MPM Asset Management, LLC. Dr. Galakatos disclaims beneficial ownership of the shares held by the funds managed by MPM Asset Management LLC. except to the extent of his pecuniary interest therein.
(9)	Includes 21,357 shares of common stock issuable to Dr. Warren upon exercise of stock options exercisable within 60 days of April 15, 2004.

(10)	Consists of 1,904,759 shares of common stock held by funds managed by Advanced Technology Ventures. Ms. George, a member of our board of directors, is a General Partner of Advanced Technology Ventures, which is affiliated with each of the funds managed by Advanced Technology Ventures. Ms. George disclaims beneficial ownership of the shares held by the funds managed by Advanced Technology Ventures, except to the extent of her pecuniary interest therein.
(11)	Mr. Dugan joined our board of directors on April 21, 2004.
(12)	Includes 49,347 shares of common stock issuable to Dr. Newman upon exercise of stock options exercisable within 60 days of April 15, 2004. Also includes 172,000 shares held by Seahorse Investments LLC, of which Dr. Newman is a managing member.
(13)	Includes 44,926 shares of common stock issuable to Dr. Phillips upon exercise of stock options exercisable within 60 days of April 15, 2004.
(14)	Includes 297,746 shares of common stock issuable to directors and officers upon exercise of stock options exercisable within 60 days of April 15, 2004.

DESCRIPTION OF CAPITAL STOCK

      The following description of our capital stock and provisions of our amended and restated certificate of incorporation and amended and restated bylaws are summaries and are qualified by reference to the amended and restated certificate of incorporation and the amended and restated bylaws that will become effective upon closing of this offering. Copies of these documents are filed with the SEC as exhibits to our registration statement, of which this prospectus forms a part. The descriptions of the common stock and preferred stock reflect changes to our capital structure that will occur upon the closing of this offering.

      Upon the completion of this offering, our authorized capital stock will consist of 90,000,000 shares of common stock, par value $0.001 per share, and 5,000,000 shares of preferred stock, par value $0.001 per share, all of which shares of preferred stock will be undesignated. The rights and preferences of the preferred stock may be established from time to time by our board of directors. As of April 15, 2004, after giving effect to the conversion of all outstanding shares of preferred stock into shares of common stock, there were 17,906,944 shares of common stock issued and outstanding. As of April 15, 2004, there were 70 stockholders of record of our capital stock.

Common Stock

      Holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of common stock are entitled to receive proportionately any dividends as may be declared by our board of directors, subject to any preferential dividend rights of outstanding preferred stock.

      In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to receive proportionately our net assets available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of common stock have no preemptive, subscription, redemption or conversion rights. Our outstanding shares of common stock are, and the shares offered by us in this offering will be, when issued and paid for, fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which we may designate and issue in the future.

Preferred Stock

      Under the terms of our amended and restated certificate of incorporation, our board of directors is authorized to issue shares of preferred stock in one or more series without stockholder approval. Our board of directors has the discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock.

      The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays and costs associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible future acquisitions, future financings and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from seeking to acquire, a controlling interest in our company. It is not possible to state the actual effect of the issuance of any shares of preferred stock on the rights of holders of common stock until the board of directors determines the specific rights attached to that preferred stock. The effects of issuing preferred stock could include one or more of the following:

•	restricting dividends on the common stock;

•	diluting the voting power of the common stock;

•	impairing the liquidation rights of the common stock; or

•	discouraging, delaying or preventing changes in control or management of our company.

      We have no present plans to issue any shares of preferred stock.

Warrants

      As of April 15, 2004, Silicon Valley Bancshares held a warrant that, upon completion of this offering, will be exercisable to purchase an aggregate of 24,000 shares of common stock at a exercise price of $3.75 per share. The warrant expires on June 28, 2012. The holder of this warrant has registration rights which are outlined below under the heading “Registration Rights.” This warrant includes a cashless exercise feature, and the number of shares for which the warrant is exercisable is subject to adjustment in the event of a subdivision or combination of our common stock or the payment of a stock dividend on our common stock.

Options

      As of April 15, 2004, options to purchase an aggregate 1,802,896 shares of common stock at a weighted average exercise price of $1.12 per share were outstanding under the 2003 plan and 2000 plan and no options were outstanding under the 2004 plan.

Registration Rights

      Upon the completion of this offering, based upon holdings as of April 15, 2004, holders of 16,259,346 shares of outstanding common stock, holders of options to acquire 1,137,641 shares of common stock and the holder of a warrant to purchase 24,000 shares of common stock, will have the right to require us to register their shares, or to participate in the registration of shares by us, under the Securities Act. The holders of registration rights in connection with this offering have waived their right to participate in this offering.

      Beginning six months after the completion of this offering, holders of at least 35% of the shares of our common stock having registration rights may demand that we register all or a portion of their common stock for sale under the Securities Act. Holders having registration rights may demand registration of their shares of common stock so long as the then current aggregate market value of that common stock so requested to be registered is at least $5,000,000. Until we are entitled to register our shares on Form S-3, a short form registration statement, we are required to effect only two of these demand registrations. However, if at any time we become eligible to file a registration statement on Form S-3 (or any successor form), holders of registration rights may make unlimited requests to effect a registration on such forms of their common stock having an aggregate market value of at least $1,000,000.

      In addition, if at any time after this offering we register any shares of common stock, either for our own account or for the account of other security holders, the holders of registration rights are entitled to notice of the registration and to include all or a portion of their common stock in the registration.

      A holder’s right to demand or include shares in a registration is subject to the right of the underwriters to limit the number of shares included in this offering. We will pay all fees, costs and expenses of any demand registrations and registrations on Form S-3, and the holders of the securities being registered will pay all selling expenses.

Anti-Takeover Provisions

      We are subject to the provisions of Section 203 of the General Corporation Law of Delaware. Subject to certain exceptions, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the person became an interested stockholder, unless the interested stockholder attained such status with the approval of our board of directors or the business combination is approved in a prescribed manner. A “business combination” includes, among other things, a merger or consolidation involving us and the “interested stockholder” and the sale of more than 10% of our assets. In general, an “interested stockholder” is any entity or person beneficially owning 15% or more of our outstanding voting stock and any entity or person affiliated with or controlling or controlled by such entity or person.

      Our amended and restated certificate of incorporation provides that directors may be removed only for cause by the affirmative vote of the holders of 75% of our shares of capital stock entitled to vote. Under our amended and restated certificate of incorporation, any vacancy on our board of directors, including a vacancy resulting from an enlargement of our board of directors, may be filled only by vote of a majority of our directors then in office. The limitations on the ability of our stockholders to remove directors and fill vacancies could make it more difficult for a third party to acquire, or discourage a third party from acquiring, control of our company.

      Our amended and restated certificate of incorporation and our amended and restated by-laws also provide that any action required or permitted to be taken by our stockholders at an annual meeting or special meeting of stockholders may only be taken if it is properly brought before the meeting and may not be taken by written action in lieu of a meeting. Our amended and restated certificate of incorporation and our amended and restated by-laws further provide that, except as otherwise required by law, special meetings of the stockholders may be called only by the chairman of our board, our president, chief executive officer or our board of directors. In addition, our amended and restated bylaws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of stockholders, including proposed nominations of persons for election to the board of directors. Stockholders at an annual meeting may consider only proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the board of directors or by a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has delivered timely written notice in proper form to our secretary of the stockholder’s intention to bring such business before the meeting. These provisions could have the effect of delaying until the next stockholders’ meeting stockholder actions which are favored by the holders of a majority of our outstanding voting securities. These provisions may also discourage a third party from making a tender offer for our common stock, because even if it acquired a majority of our outstanding voting securities, the third party would be able to take action as a stockholder (such as electing new directors or approving a merger) only at a duly called stockholders’ meeting, and not by written consent.

      The General Corporation Law of Delaware provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or by-laws, unless a corporation’s certificate of incorporation or by-laws, as the case may be, requires a greater percentage. Our amended and restated certificate of incorporation and amended and restated by-laws require the affirmative vote of the holders of at least 75% of the shares of our capital stock issued and outstanding and entitled to vote to amend or repeal any of the provisions described in the prior two paragraphs.

Limitation of Liability and Indemnification

      Our amended and restated certificate of incorporation contains provisions permitted under the General Corporation Law of Delaware relating to the liability of directors. The provisions eliminate a director’s liability for monetary damages for a breach of fiduciary duty, except in circumstances involving wrongful acts, such as the breach of a director’s duty of loyalty or acts or omissions that involve intentional misconduct or a knowing violation of law. Further, our amended and restated certificate of incorporation contains provisions to indemnify our directors and officers to the fullest extent permitted by the General Corporation Law of Delaware. We believe that these provisions will assist us in attracting and retaining qualified individuals to serve as directors.

Transfer Agent and Registrar

      The transfer agent and registrar for our common stock is Mellon Investor Services LLC.

NASDAQ National Market

      Our common stock has been approved for listing on the NASDAQ National Market under the symbol “CRTX.”

SHARES ELIGIBLE FOR FUTURE SALE

      Prior to this offering, there has been no public market for our common stock, and we cannot assure you that a liquid trading market for our common stock will develop or be sustained after this offering. Sales of substantial amounts of our common stock in the public market could adversely affect prevailing market prices of our common stock. Furthermore, since a large number of shares of our common stock will not be available for sale shortly after this offering because of the contractual and legal restrictions on resale described below, sales of substantial amounts of common stock in the public market after these restrictions lapse, or the perception that such sales may occur, could adversely affect the prevailing market price and our ability to raise equity capital in the future.

      Upon completion of this offering, we will have outstanding an aggregate of 23,906,944 shares of our common stock assuming no exercise of outstanding options or warrants after April 15, 2004. Of these shares, the 6,000,000 shares sold in this offering will be freely tradable without restrictions or further registration under the Securities Act, unless those shares are purchased by our “affiliates” as that term is defined in Rule 144 under the Securities Act. Certain of our existing stockholders and their affiliated entities, including HealthCare Ventures, MPM Capital and Johnson & Johnson Development Corporation, have indicated an interest in purchasing up to an aggregate of $6.0 million of our common stock in this offering at the initial public offering price of $7.00 per share, or up to approximately 857,140 of the 6,000,000 shares sold in this offering. However, because indications of interest are not binding agreements or commitments to purchase, these stockholders may not purchase any common stock in this offering.

      The remaining 17,906,944 shares of common stock held by existing stockholders are “restricted securities” as that term is defined in Rule 144 under the Securities Act or are subject to the contractual restrictions described below. Of these remaining securities:

•	32,000 shares which are not subject to the 180-day lock-up period described below may be sold immediately after completion of this offering;

•	15,508 additional shares which are not subject to the 180-day lock up period described below may be sold beginning 90 days after the effective date of this offering; and

•	17,859,436 additional shares may be sold upon expiration of the 180-day lock-up period described below.

      Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144, Rule 144(k) or 701 under the Securities Act, which rules are summarized below.

Rule 144

      In general, under Rule 144, beginning 90 days after the date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1% of the number of shares of common stock then outstanding, which will equal approximately 239,069 shares immediately after this offering; or

•	the average weekly trading volume of the common stock on the NASDAQ National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

      Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 144(k)

      Common stock eligible for sale under Rule 144(k) may be sold immediately upon the completion of this offering. In general, under Rule 144(k), a person may sell shares of common stock acquired from us immediately upon completion of this offering, without regard to manner of sale, the availability of public information or volume, if:

•	the person is not an affiliate of ours and has not been an affiliate of ours at any time during the three months preceding such a sale; and

•	the person has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate.

Rule 701

      In general, under Rule 701 of the Securities Act, any of our employees, or individuals acting as a consultant or advisor to us and who purchase shares from us in connection with a qualified compensatory stock plan or other written agreement is eligible to resell those shares 90 days after the effective date of this offering in reliance on Rule 144, but without compliance with various restrictions contained in Rule 144, including the requisite holding period.

Lock-Up Agreements

      Our officers and directors and stockholders beneficially owning an aggregate of 17,859,436 shares of common stock, based on shares outstanding as of April 15, 2004 and after giving effect to the conversion of outstanding preferred stock into shares of common stock, including those stockholders who have indicated an interest in purchasing common stock in this offering, have signed lock-up agreements under which they agreed not to offer, sell, assign, transfer, pledge, contract to sell, or otherwise dispose of, or enter into any swap, hedge, short sale or similar transaction with respect to, any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock beneficially owned by them, including shares purchased in this offering, for a period ending 180 days after the date of this prospectus. Transfers or dispositions by our officers, directors and stockholders can be made sooner, provided that in each case, so long as the transferee of such shares agrees to be bound by the lock-up agreement:

•	with the prior consent of SG Cowen & Co., LLC;

•	as a bona fide gift or gifts;

•	as a distribution to partners, members or stockholders of the holder;

•	to any trust, family limited partnership or family limited liability company for the direct or indirect benefit of the holder or his or her immediate family, provided any such transfer may not be for value; or

•	by will or intestacy to the holder’s legal representative, heir or immediate family.

Registration Rights

      Upon completion of this offering, based upon holdings as of April 15, 2004, the holders of 16,259,346 shares of our common stock have rights to require or participate in the registration of those shares under the Securities Act. Based upon holdings as of April 15, 2004, the holder of a warrant to purchase 24,000 shares of our common stock and the holders of options to acquire 1,137,641 shares of common stock are also entitled to these registration rights with respect to shares of common stock issuable upon exercise of such warrants and options. Please see “Description of Capital Stock — Registration Rights” for a detailed description of these registration rights.

Stock Options

      We intend to file a registration statement under the Securities Act covering up to 4,069,484 shares available for grant under our 2004 plan, and, based upon holdings as of April 15, 2004, 1,802,896 shares in the aggregate subject to outstanding options under our 2000 plan and 2003 plan. That registration statement is expected to become effective upon filing with the SEC. Accordingly, common stock registered under that registration statement will, subject to vesting provisions relating to the underlying common stock being registered, the lock-up agreements described above and limitations as to the volume of shares that may be sold by our affiliates under Rule 144 described above, be available for sale in the open market.

      As of April 15, 2004, options to purchase 1,802,896 shares of common stock were issued and outstanding under our 2003 plan and 2000 plan at a weighted average exercise price of $1.12. Upon the expiration of the lock-up period described above, of these options, options to purchase 464,247 shares of common stock will have vested.

Warrants

      Upon completion of this offering, there will be a warrant outstanding to purchase 24,000 shares of common stock at an exercise price of $3.75 per share. Any shares purchased pursuant to the “cashless exercise” feature of the outstanding warrant may be sold approximately 90 days after completion of this offering, subject to the requirements of Rule 144 and subject to the terms of the lock-up agreement to which the holder may be a party.

MATERIAL U.S. FEDERAL TAX CONSIDERATIONS

FOR NON-U.S. HOLDERS OF OUR COMMON STOCK

      The following is a general discussion of the material U.S. federal income and estate tax considerations applicable to non-U.S. holders with respect to their ownership and disposition of shares of our common stock. This discussion is for general information only and is not tax advice. Accordingly, all prospective non-U.S. holders of our common stock should consult their own tax advisors with respect to the U.S. federal, state, local and non-U.S. tax consequences of the purchase, ownership and disposition of our common stock. In general, a “non-U.S. holder” means a beneficial owner of our common stock who is not for U.S. federal income tax purposes:

•	a citizen or resident of the United States;

•	a corporation or any other organization taxable as a corporation created or organized in the United States or under the laws of the United States or of any state thereof;

•	an estate, the income of which is included in gross income for U.S. federal income tax purposes regardless of its source; or

•	a trust that (a) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

      This discussion is based on current provisions of the U.S. Internal Revenue Code of 1986, as amended, existing and proposed U.S. Treasury Regulations promulgated thereunder, current administrative rulings and judicial decisions, in effect as of the date of this prospectus, all of which are subject to change or to differing interpretation, possibly with retroactive effect. Any change could alter the tax consequences to non-U.S. holders described in this prospectus. We assume in this discussion that a non-U.S. holder holds shares of our common stock as a capital asset (generally property held for investment).

      This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to a particular non-U.S. holder in light of that non-U.S. holder’s individual circumstances nor does it address any aspects of U.S. state, local or non-U.S. taxes. This discussion also does not consider any specific facts or circumstances that may apply to a non-U.S. holder and does not address the special tax rules applicable to particular non-U.S. holders, such as:

•	insurance companies;

•	tax-exempt organizations;

•	financial institutions;

•	brokers or dealers in securities;

•	partnerships;

•	regulated investment companies;

•	pension plans;

•	owners of more than 5% of our common stock;

•	owners that hold our common stock as part of a straddle, hedge, conversion transaction, synthetic security or other integrated investment; and

•	certain U.S. expatriates.

      There can be no assurance that the Internal Revenue Service, or IRS, will not challenge one or more of the tax consequences described herein, and we have not obtained, nor do we intend to obtain, an opinion of counsel with respect to the U.S. federal income or estate tax consequences to a non-U.S. holder of the purchase, ownership, or disposition of our common stock. We urge prospective investors to consult with their own tax advisors regarding the U.S. federal, state, local and non-U.S. income and other tax considerations of acquiring, holding and disposing of shares of our common stock.

Distributions on Our Common Stock

      We have not declared or paid distributions on our common stock since our inception and do not intend to pay any distributions on our common stock in the foreseeable future. In the event we do pay distributions on our common stock, however, these distributions generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a tax-free return of the non-U.S. holder’s investment, up to such holder’s tax basis in the common stock. Any remaining excess will be treated as capital gain, subject to the tax treatment described below in “Gain on Sale or Other Disposition of Common Stock.”

      Dividends paid to a non-U.S. holder generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be provided by an applicable income tax treaty between the United States and such holder’s country of residence. If we determine, at a time reasonably close to the date of payment of a distribution on our common stock, that the distribution will not constitute a dividend because we do not anticipate having current or accumulated earnings and profits, we intend not to withhold any U.S. federal income tax on the distribution as permitted by U.S. Treasury Regulations. If we or another withholding agent withholds tax on such a distribution, a non-U.S. holder may be entitled to a refund of the tax withheld which the non-U.S. holder may claim by filing a U.S. tax return with the IRS.

      Dividends that are treated as “effectively connected” with a trade or business conducted by a non-U.S. holder within the United States (and if an applicable income tax treaty so provides, are also attributable to a permanent establishment of such non-U.S. holder) are generally exempt from the 30% withholding tax if the non-U.S. holder satisfies applicable certification and disclosure requirements. However, such U.S. effectively connected income, net of specified deductions and credits, is taxed at the same graduated U.S. federal income tax rates applicable to U.S. persons. Any U.S. effectively connected income received by a non-U.S. holder that is a corporation may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or such lower rate as specified by an applicable income tax treaty between the United States and such holder’s country of residence.

      A non-U.S. holder of our common stock who claims the benefit of an applicable income tax treaty between the United States and such holder’s country of residence generally will be required to satisfy applicable certification and other requirements. Non-U.S. holders are urged to consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty.

      A non-U.S. holder that is eligible for a reduced rate of U.S. withholding tax or other exclusion from withholding under an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim with the IRS.

Gain on Sale or Other Disposition of Our Common Stock

      In general, a non-U.S. holder will not be subject to any U.S. federal income tax or withholding tax on any gain realized upon such holder’s sale or other disposition of shares of our common stock unless:

•	the gain is effectively connected with a U.S. trade or business, in which case the graduated U.S. federal income tax rates applicable to U.S. persons and the branch profits tax described above in “Distributions on Our Common Stock” may apply;

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are met; or

•	we are or have been a “United States real property holding corporation” at any time during the shorter of the five-year period ending on the date of such sale or other disposition or the period that the non-U.S. holder held our common stock. Generally, a corporation is a United States real property holding corporation only if the fair market value of its “United States real property interests” equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. Although there can be no assurance, we do not believe that we are, or have been, a United States real property holding corporation, or that we are likely to become one in the future.

U.S. Federal Estate Tax

      Shares of our common stock that are owned or treated as owned by an individual non-U.S. holder at the time of death are considered U.S. situs assets and will be included in the individual’s gross estate for U.S. federal estate tax purposes. Such shares, therefore, may be subject to U.S. federal estate tax, unless an applicable estate tax or other treaty provides otherwise.

Backup Withholding and Information Reporting

      We must report annually to the IRS and to each non-U.S. holder the gross amount of the distributions on our common stock paid to such holder and the tax withheld, if any, with respect to such distributions. Non-U.S. holders may have to comply with specific certification procedures to establish that the holder is not a U.S. person in order to avoid backup withholding with respect to dividends on our common stock. Dividends paid to non-U.S. holders subject to the U.S. withholding tax, as described above in “Distributions on Our Common Stock,” generally will be exempt from U.S. backup withholding.

      Information reporting and backup withholding, currently at a rate of 28%, will generally apply to the proceeds of a disposition of our common stock by a non-U.S. holder effected by or through the U.S. office of a broker unless the holder certifies its status as a non-U.S. holder and satisfies certain other requirements, or otherwise establishes an exemption. Generally, information reporting and backup withholding will not apply to a payment of disposition proceeds where the transaction is effected outside the United States through a non-U.S. office of a non-U.S. broker. However, for information reporting purposes, certain brokers with substantial U.S. ownership or operations generally will be treated in a manner similar to U.S. brokers. Non-U.S. holders should consult their own tax advisors regarding the application of the information reporting and backup withholding rules to them.

      Copies of information returns may be made available to the tax authorities of the country in which the non-U.S. holder resides or is incorporated under the provisions of a specific treaty or agreement.

      Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder can be refunded or credited against the non-U.S. holder’s U.S. federal income tax liability, if any, provided that an appropriate claim is timely filed with the IRS.

UNDERWRITING

      We and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to the terms and conditions of the underwriting agreement, the underwriters named below have severally agreed to purchase from us the number of shares of our common stock set forth opposite their names on the table below at the public offering price, less the underwriting discounts and commissions set forth on the cover page of this prospectus as follows:

Name	Number of Shares

SG Cowen & Co., LLC	2,592,000
CIBC World Markets Corp.	1,134,000
Piper Jaffray & Co.	1,134,000
Leerink Swann & Company	540,000
Adams, Harkness & Hill, Inc.	100,000
Robert W. Baird & Co. Incorporated	100,000
Fortis Securities Inc.	100,000
Needham & Company, Inc.	100,000
Sanders Morris Harris Inc.	100,000
Thomas Weisel Partners LLC	100,000

Total	6,000,000

      The underwriting agreement provides that the obligations of the underwriters to purchase the shares of common stock offered hereby are conditional and may be terminated at their discretion based on their assessment of the state of the financial markets. The obligations of the underwriters may also be terminated upon the occurrence of other events specified in the underwriting agreement. The underwriters are severally committed to purchase all of the shares of common stock being offered by us if any shares are purchased.

      The underwriters propose to offer the shares of common stock to the public at the public offering price set forth on the cover of this prospectus. The underwriters may offer the common stock to securities dealers at the price to the public less a concession not in excess of $0.294 per share. Securities dealers may reallow a concession not in excess of $0.100 per share to other dealers. After the shares of common stock are released for sale to the public, the underwriters may vary the offering price and other selling terms from time to time.

      We have granted to the underwriters an option, exercisable not later than 30 days after the date of this prospectus, to purchase up to an aggregate of 900,000 additional shares of common stock at the public offering price set forth on the cover page of this prospectus less the underwriting discounts and commissions. The underwriters may exercise this option only to cover over allotments, if any, made in connection with the sale of our common stock offered hereby. If the over allotment option is exercised in full, the underwriters will purchase additional common shares from us in approximately the same proportion as shown in the table above.

      The following table summarizes the compensation to be paid to the underwriters by us and the proceeds, before expenses, payable to us.

		Total

		Without	With
	Per Share	Over-Allotment	Over-Allotment

Public offering price	$7.00	$42,000,000	$48,300,000
Underwriting discounts and commissions	$0.49	$2,940,000	$3,381,000
Proceeds, before expenses, to us	$6.51	$39,060,000	$44,919,000

      We estimate that the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $1,683,965.

      We have agreed to indemnify the underwriters against certain civil liabilities, including liabilities under the Securities Act and liabilities arising from breaches of representations and warranties contained in the underwriting agreement, and to contribute to payments the underwriters may be required to make in respect of any such liabilities.

      Our directors, executive officers and substantially all of our stockholders and optionholders have agreed with the underwriters that for a period of 180 days following the date of this prospectus, they will not offer, sell, assign, transfer, pledge, contract to sell or otherwise dispose of or enter into any swap, short sale, hedge or similar transaction with respect to any shares of our common stock or any securities convertible into or exchangeable for shares of common stock. However, so long as the transferee agrees to be bound by the terms of the lock-up agreement, any such party may transfer his or her securities as a bona fide gift or gifts; as a distribution to partners, members or stockholders of the holder; to any trust, family limited partnership or family limited liability company for the direct or indirect benefit of the holder or his or her immediate family, provided any such transfer may not be for value; by will or intestacy to the holder’s legal representative, heir or immediate family; or with the prior consent of SG Cowen & Co., LLC. SG Cowen & Co., LLC, on behalf of the underwriters, may, in its sole discretion, at any time without prior notice, release all or any portion of the shares from the restrictions in any such agreement. We have entered into a similar agreement with SG Cowen & Co., LLC, provided we may, without the consent of SG Cowen & Co., LLC, grant stock options, sell shares of common stock pursuant to our employee benefit plans and issue not more than an aggregate of 956,278 shares of our common stock in connection with entering into new product acquisition or license arrangements, provided the recipient of those shares enters into a lock-up agreement substantially similar to those signed by our other stockholders in connection with this offering. There are no agreements between SG Cowen & Co., LLC and any of our stockholders, optionholders or affiliates releasing them from these lock-up agreements prior to the expiration of the 180-day period.

      At our request, the underwriters have reserved for sale, at the initial public offering price, up to 300,000 shares of our common stock being offered for sale to our customers and business partners. At the discretion of our management, other parties, including our employees, may participate in the reserved shares program. The number of shares available for sale to the general public in the offering will be reduced to the extent these persons purchase reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares offered by this prospectus. Certain of our existing stockholders and their affiliated entities, including HealthCare Ventures, MPM Capital and Johnson & Johnson Development Corporation, have indicated an interest in purchasing up to an aggregate of $6.0 million of our common stock in this offering at the initial public offering price of $7.00 per share, or up to approximately 857,140 shares. Because indications of interest are not binding agreements or commitments to purchase, these stockholders may not purchase any common stock in this offering.

      The underwriters may engage in over allotment, stabilizing transactions, syndicate covering transactions, penalty bids and passive market making in accordance with Regulation M under the Securities Exchange Act of 1934. Over allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. Covered short sales are sales made in an amount not greater than the number of shares available for purchase by the underwriters under the over allotment option. The underwriters may close out a covered short sale by exercising their over allotment option or purchasing shares in the open market. Naked short sales are sales made in an amount in excess of the number of shares available under the over allotment option. The underwriters must close out any naked short sale by purchasing shares in the open market. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of the shares of common stock in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the shares of common stock originally sold by such syndicate member is purchased in a syndicate covering transaction to cover syndicate short positions. Penalty bids may have the effect of deterring syndicate members from selling to people who have a history of quickly selling their shares. The underwriters may in the future perform investment banking and advisory services for us from time to time for which they may in the future receive customary fees and expenses. The underwriters may, from time to time, engage in transactions with or perform services for us in the ordinary course of business. These stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of shares of our common stock to be higher than it would otherwise be in the absence of these transactions. These transactions may be commenced and discontinued at any time.

      A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Other than the prospectus in electronic format, the information on these websites is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us or any underwriter in its capacity as underwriter, and should not be relied upon by investors.

      Prior to this offering, there has been no public market for shares of our common stock. Consequently, the initial public offering price has been determined by negotiations between us and the underwriters. The various factors considered in these negotiations included prevailing market conditions, the market capitalizations and the states of development of other companies that we and the underwriters believed to be comparable to us, estimates of our business potential, our results of operations in recent periods, the present state of our development and other factors deemed relevant.

      In passive market making, market makers in the shares of common stock who are underwriters or prospective underwriters, may, subject to certain limitations, make bids for or purchase of shares of our common stock until the time, if any, at which a stabilizing bid is made.

      A managing director of SG Cowen & Co., LLC purchased 50,000 shares of our series A convertible preferred stock on July 6, 2001, 50,000 shares of our series A convertible preferred stock on October 24, 2002, 76,892 shares of our series B convertible preferred stock on October 3, 2003 and 76,892 shares of our series B convertible preferred stock on March 5, 2004. These shares will convert into an aggregate of 67,675 shares of our common stock upon the closing of this offering. An executive officer of Leerink Swann & Company is an investor in mRNA Fund II LP, which purchased 18,094 shares of our series B convertible preferred stock on October 3, 2003 and 18,093 shares of our series B convertible preferred stock on March 5, 2004. These shares will convert into an aggregate of 9,649 shares of our common stock upon the closing of this offering. A director of Leerink Swann & Company holds a general partnership interest in OBP Management IV LP, which is the general partner of Oxford Bioscience Partners IV LP and mRNA Fund II LP. Oxford Bioscience Partners IV LP purchased 1,803,335 shares of our series B convertible preferred stock on October 3, 2003 and 1,803,335 shares of our series B convertible preferred stock on March 5, 2004. These shares will convert into an aggregate of 961,778 shares of our common stock upon the closing of this offering.

      The series B convertible preferred stock acquired by the managing director of SG Cowen & Co., LLC, the allocable interest of the executive officer of Leerink Swann & Company in the 36,187 shares of series B convertible preferred stock acquired by mRNA Fund II LP and the allocable interest of the director of Leerink Swann & Company in both the 3,606,670 shares of series B convertible preferred stock acquired by Oxford Bioscience Partners IV LP and the 36,187 shares of series B convertible preferred stock acquired by mRNA Fund II LP, respectively, are deemed to result in underwriters’ compensation totaling $75,077 under the rules of the National Association of Securities Dealers, Inc., or NASD. As used in this prospectus, the term “underwriting discounts and commissions” does not include this deemed underwriters’ compensation. The common stock issued upon conversion of the series B convertible preferred stock deemed to constitute underwriters’ compensation may not be sold, transferred, pledged or hypothecated by the managing director of SG Cowen & Co., LLC, Oxford Bioscience Partners IV LP or mRNA Fund II LP, respectively, for a period of 180 days after the effective date of this offering except in accordance with the rules of the NASD.

LEGAL MATTERS

      The validity of the shares of common stock we are offering will be passed upon for us by Hale and Dorr LLP, Boston, Massachusetts. Partners of Hale and Dorr LLP beneficially own 71,328 shares of our series B convertible preferred stock, which will automatically convert into 19,020 shares of common stock on the closing of this offering. Legal matters in connection with this offering will be passed upon for the underwriters by Skadden, Arps, Slate, Meagher & Flom LLP, Boston, Massachusetts.

EXPERTS

      The financial statements included in this prospectus have been audited by Deloitte & Touche LLP, independent registered public accountants, as stated in their report appearing herein, and is included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

      We have filed a registration statement on Form S-1 with the the SEC for the common stock we are offering by this prospectus. This prospectus does not include all of the information contained in the registration statement. You should refer to the registration statement and its exhibits for additional information. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document. When we complete this offering, we will also be required to file annual, quarterly and special reports, proxy statements and other information with the SEC. We anticipate making these documents publicly available free of charge on our Web site at www.criticaltherapeutics.com as soon as practicable after filing such documents with the SEC.

      You can read our SEC filings, including the registration statement, over the Internet at the SEC’s Web site at www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facility at 450 Fifth Street, N.W., Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

CRITICAL THERAPEUTICS, INC. AND SUBSIDIARY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of

Critical Therapeutics, Inc.:

      We have audited the accompanying consolidated balance sheets of Critical Therapeutics, Inc. and its subsidiary (the “Company”) as of December 31, 2002 and 2003, and the related consolidated statements of operations, redeemable convertible preferred stock and stockholders’ deficit, and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Critical Therapeutics, Inc. and its subsidiary at December 31, 2002 and 2003, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP

Boston, Massachusetts
March 17, 2004, except for Note 15
as to which the date is May 20, 2004

CRITICAL THERAPEUTICS, INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

	As of December 31,		As of
			March 31,
	2002	2003	2004

			(unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$13,539,061	$40,078,439	$45,088,844
Amount due under collaboration agreement	—	2,500,000	537,152
Short-term investments	—	—	16,909,265
Prepaid expenses and other current assets	132,324	429,428	582,062

Total current assets	13,671,385	43,007,867	63,117,323
FIXED ASSETS — Net	545,851	1,555,552	1,844,135
NOTE RECEIVABLE FROM OFFICER	60,000	50,000	—
OTHER ASSETS	105,146	440,146	440,146

TOTAL	$14,382,382	$45,053,565	$65,401,604

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long term debt	$67,762	$551,520	$560,979
Accounts payable	416,724	322,900	508,887
Accrued license fees	—	4,460,000	500,000
Accrued expenses	170,336	976,977	575,999
Revenue deferred under collaboration agreement	—	11,478,544	11,210,394

Total current liabilities	654,822	17,789,941	13,356,259

COMMITMENTS (Note 12)
LONG TERM DEBT — Net of current portion	202,005	719,847	577,088

REDEEMABLE CONVERTIBLE PREFERRED STOCK — par value $0.001; authorized 20,390,000 shares in 2002 and 70,000,000 shares in 2003; issued and outstanding 20,300,000 shares in 2002, 40,355,167 shares in 2003 and 60,410,327 shares (unaudited) in 2004; (liquidation value of $81,115,315 (unaudited))	21,079,886	51,395,210	80,753,350

STOCKHOLDERS’ DEFICIT:
Common stock, par value $0.001; authorized, 90,000,000 shares; issued and outstanding 1,551,594 shares in 2002, 1,565,353 shares in 2003 and 1,796,985 shares (unaudited) in 2004	1,552	1,566	1,798
Additional paid-in capital	4,266	11,155,634	13,386,408
Deferred stock-based compensation	(197,383)	(8,535,950)	(8,854,889)
Due from stockholders	(39,500)	(39,500)	—
Accumulated deficit	(7,323,266)	(27,433,183)	(33,818,410)

Total stockholders’ deficit	(7,554,331)	(24,851,433)	(29,285,093)

TOTAL	$14,382,382	$45,053,565	$65,401,604

See notes to consolidated financial statements.

CRITICAL THERAPEUTICS, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,			Three Months Ended March 31,

	2001	2002	2003	2003	2004

				(unaudited)
REVENUE UNDER COLLABORATION AGREEMENT	$—	$—	$1,021,456	$—	$805,302
OPERATING EXPENSES:
Research and development expenses	957,238	3,283,934	17,457,574	2,197,747	5,612,945
General and administrative expenses	604,869	1,792,389	3,771,484	681,740	1,660,985

Total operating expenses	1,562,107	5,076,323	21,229,058	2,879,487	7,273,930

LOSS FROM OPERATIONS	(1,562,107)	(5,076,323)	(20,207,602)	(2,879,487)	(6,468,628)
INTEREST INCOME	118,816	148,861	191,400	34,232	112,339
INTEREST EXPENSE	(4,445)	(7,507)	(93,715)	(12,938)	(28,938)

NET LOSS	(1,447,736)	(4,934,969)	(20,109,917)	(2,858,193)	(6,385,227)
ACCRETION OF DIVIDENDS AND OFFERING COSTS ON PREFERRED STOCK	(431,860)	(1,031,938)	(2,264,339)	(421,296)	(1,160,317)

NET LOSS AVAILABLE TO COMMON STOCKHOLDERS	$(1,879,596)	$(5,966,907)	$(22,374,256)	$(3,279,489)	$(7,545,544)

NET LOSS AVAILABLE TO COMMON STOCKHOLDERS PER SHARE — Basic and diluted	$(2.63)	$(23.74)	$(33.99)	$(6.38)	$(6.85)

UNAUDITED PROFORMA NET LOSS AVAILABLE TO COMMON STOCKHOLDERS PER SHARE — Basic and diluted			$(2.73)		$(0.48)

WEIGHTED-AVERAGE SHARES OUTSTANDING:
Basic and diluted	714,820	251,346	658,204	514,334	1,100,881
Unaudited pro forma basic and diluted			7,373,728		13,390,256

See notes to consolidated financial statements.

CRITICAL THERAPEUTICS, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT

YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003

	Redeemable Convertible Preferred Stock

	Series A		Series B		Total		Common Stock

	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount

BALANCE — December 31, 2000	—	$—	—	$—	—	$—	1,226,664	$1,227
Issuance of Series A Preferred Stock for cash (net of issuance costs of $311,392)	10,150,000	9,838,608	—	—	10,150,000	9,838,608	—	—
Deferred stock- based compensation to non-employees	—	—	—	—	—	—
Issuance of common stock to nonemployees	—	—	—	—	—	—	85,922	86
Issuance of common stock to employees	—	—	—	—	—	—	22,666	23
Accretion of preferred stock dividends and issuance costs	—	431,860	—	—	—	431,860	—	—
Amortization of deferred stock-based compensation	—	—	—	—	—	—	—	—
Payments from stockholders	—	—	—	—	—	—	—	—
Net loss	—	—	—	—	—	—	—	—

BALANCE — December 31, 2001	10,150,000	10,270,468	—	—	10,150,000	10,270,468	1,335,252	1,336
Issuance of Series A Preferred Stock for cash and note receivable (net of issuance costs of $82,520)	10,150,000	9,777,480	—	—	10,150,000	9,777,480	—	—
Issuance of common stock to nonemployees	—	—	—	—	—	—	43,998	44
Issuance of common stock to employees	—	—	—	—	—	—	172,344	172
Accretion of preferred stock dividends and issuance costs	—	1,031,938	—	—	—	1,031,938	—	—
Amortization of deferred stock-based compensation	—	—	—	—	—	—	—	—
Payment from stockholder	—	—	—	—	—	—	—	—
Net loss	—	—	—	—	—	—	—	—

BALANCE — December 31, 2002	20,300,000	21,079,886	—	—	20,300,000	21,079,886	1,551,594	1,552
Issuance of Series B Preferred Stock for cash (net of issuance costs of $171,247)	—	—	20,055,167	27,905,985	20,055,167	27,905,985	—	—
Exercise of stock options	—	—	—	—	—	—	16,980	17
Repurchase of common stock	—	—	—	—	—	—	(3,221)	(3)
Deferred stock- based compensation to employees	—	—	—	—	—	—	—	—
Deferred stock- based compensation to non-employees	—	—	—	—	—	—	—	—
Accretion of preferred stock dividends and issuance costs	—	1,708,589	—	555,750	—	2,264,339	—	—
Amortization of deferred stock-based compensation	—	—	—	—	—	—	—	—
Payment from stockholder	—	145,000	—	—	—	145,000	—	—
Net loss	—	—	—	—	—	—	—	—

BALANCE — December 31, 2003	20,300,000	22,933,475	20,055,167	28,461,735	40,355,167	51,395,210	1,565,353	1,566
Issuance of Series B Preferred Stock for each (net of issuance costs of $24,401) (unaudited)	—	—	20,055,160	28,052,823	20,055,160	28,052,823	—	—
Exercise of stock options (unaudited)	—	—	—	—	—	—	164,966	165
Issuance of common stock in connection with license agreement (unaudited)	—	—	—	—	—	—	66,666	67
Deferred stock- based compensation to employees (unaudited)	—	—	—	—	—	—	—	—
Deferred stock- based compensation to non-employees (unaudited)	—	—	—	—	—	—	—	—
Accretion of preferred stock dividends and issuance costs (unaudited)	—	427,089	—	733,228	—	1,160,317	—	—
Amortization of deferred stock-based compensation (unaudited)	—	—	—	—	—	—	—	—
Reversal of deferred stock — based compensation (unaudited)	—	—	—	—	—	—	—	—
Forgiveness of officer notes (unaudited)	—	145,000	—	—	—	145,000	—	—
Net loss (unaudited)	—	—	—	—	—	—	—	—

BALANCE—March 31, 2004 (unaudited)	20,300,000	$23,505,564	40,110,327	$57,247,786	60,410,327	$80,753,350	1,796,985	$1,798

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Additional	Deferred
	Paid-In	Stock-Based	Due From	Accumulated
	Capital	Compensation	Stockholders	Deficit	Total

BALANCE — December 31, 2000	$3,373	$—	$(900)	$(69,275)	$(65,575)
Issuance of Series A Preferred Stock for cash (net of issuance costs of $311,392)	—	—	—	—	—
Deferred stock- based compensation to non-employees	459,100	(459,100)		—
Issuance of common stock to nonemployees	44,914	(27,500)	(1,000)	—	16,500
Issuance of common stock to employees	8,477	—	—	—	8,500
Accretion of preferred stock dividends and issuance costs	(431,860)	—	—	—	(431,860)
Amortization of deferred stock-based compensation	—	169,500	—	—	169,500
Payments from stockholders	—	—	900	—	900
Net loss	—	—	—	(1,447,736)	(1,447,736)

BALANCE — December 31, 2001	84,004	(317,100)	(1,000)	(1,517,011)	(1,749,771)
Issuance of Series A Preferred Stock for cash and note receivable (net of issuance costs of $82,520)	—	—	—	—	—
Issuance of common stock to nonemployees	16,456	—	—	—	16,500
Issuance of common stock to employees	64,458	—	(39,500)	—	25,130
Accretion of preferred stock dividends and issuance costs	(160,652)	—	—	(871,286)	(1,031,938)
Amortization of deferred stock-based compensation	—	119,717	—	—	119,717
Payment from stockholder	—	—	1,000	—	1,000
Net loss	—	—	—	(4,934,969)	(4,934,969)

BALANCE — December 31, 2002	4,266	(197,383)	(39,500)	(7,323,266)	(7,554,331)
Issuance of Series B Preferred Stock for cash (net of issuance costs of $171,247)	—	—	—	—	—
Exercise of stock options	6,352	—	—	—	6,369
Repurchase of common stock	(8,051)	6,846	—	—	(1,208)
Deferred stock- based compensation to employees	6,672,433	(6,672,433)	—	—	—
Deferred stock- based compensation to non-employees	6,744,973	(6,744,973)	—	—	—
Accretion of preferred stock dividends and issuance costs	(2,264,339)	—	—	—	(2,264,339)
Amortization of deferred stock-based compensation	—	5,071,993	—	—	5,071,993
Payment from stockholder	—	—	—	—	—
Net loss	—	—	—	(20,109,917)	(20,109,917)

BALANCE — December 31, 2003	11,155,634	(8,535,950)	(39,500)	(27,433,183)	(24,851,433)
Issuance of Series B Preferred Stock for each (net of issuance costs of $24,401) (unaudited)	—	—	—	—	—
Exercise of stock options (unaudited)	79,163	—	—	—	79,328
Issuance of common stock in connection with license agreement (unaudited)	484,933	—	—	—	485,000
Deferred stock- based compensation to employees (unaudited)	279,215	(279,215)	—	—	—
Deferred stock- based compensation to non-employees (unaudited)	2,550,304	(2,550,304)	—	—	—
Accretion of preferred stock dividends and issuance costs (unaudited)	(1,160,317)	—	—	—	(1,160,317)
Amortization of deferred stock-based compensation (unaudited)	—	2,508,056	—	—	2,508,056
Reversal of deferred stock — based compensation (unaudited)	(2,524)	2,524	—	—	—
Forgiveness of officer notes (unaudited)	—	—	39,500	—	39,500
Net loss (unaudited)	—	—	—	(6,385,227)	(6,385,227)

BALANCE—March 31, 2004 (unaudited)	$13,386,408	$(8,854,889)	$—	$(33,818,410)	$(29,285,093)

See notes to consolidated financial statements.

CRITICAL THERAPEUTICS, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

				Three Months Ended
	Year Ended December 31,			March 31,

	2001	2002	2003	2003	2004

				(unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(1,447,736)	$(4,934,969)	$(20,109,917)	$(2,858,193)	$(6,385,227)
Adjustments to reconcile net loss to cash used for operating activities:
Depreciation and amortization	1,860	53,980	481,902	36,328	395,050
Stock-based compensation expense	169,500	119,717	5,071,993	730,828	2,508,056
Common stock issued in connection with license agreement	—	—	—	—	485,000
Forgiveness of notes receivables from officers	—	—	—	—	234,500
Increase (decrease) in cash from:
Amount due under revenue collaboration	—	—	(2,500,000)	—	1,962,848
Prepaid expenses and other assets	(38,724)	(258,746)	(622,104)	(15,667)	(152,634)
Accounts payable	49,429	367,295	(93,824)	(306,121)	185,987
Accrued license fees and other expenses	2,418	102,343	5,266,641	102,370	(4,360,978)
Revenue deferred under collaboration agreement	—	—	11,478,544	—	(268,150)

Cash used for operating activities	(1,263,253)	(4,550,380)	(1,026,765)	(2,310,455)	(5,395,548)

CASH FLOWS USED FOR INVESTING ACTIVITIES —
Purchases of fixed assets	(20,761)	(580,930)	(1,491,603)	(689,233)	(683,633)
Purchases of short-term investments	—	—	—	—	(16,909,265)

Cash used for investing activities	(20,761)	(580,930)	(1,491,603)	(689,233)	(17,592,898)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net proceeds from the sale of preferred stock	9,838,608	9,777,480	27,905,985	—	28,052,823
Proceeds from the issuance of common stock	25,000	41,630	6,369	—	79,328
Payment of amounts due from shareholders	900	1,000	145,000	145,000	—
Proceeds from borrowings	—	293,427	1,388,745	874,954	—
Repayments of borrowings	—	(23,660)	(387,145)	(19,860)	(133,300)
Repurchase of common stock	—	—	(1,208)	—	—
Proceeds from issuance of convertible notes	130,000	—	—	—	—
Repayments of convertible notes	(130,000)	—	—	—	—

Cash provided by financing activities	9,864,508	10,089,877	29,057,746	1,000,094	27,998,851

INCREASE IN CASH AND CASH EQUIVALENTS	8,580,494	4,958,567	26,539,378	(1,999,594)	5,010,405
CASH AND CASH EQUIVALENTS — Beginning of year	—	8,580,494	13,539,061	13,539,061	40,078,439

CASH AND CASH EQUIVALENTS — End of year	$8,580,494	$13,539,061	$40,078,439	$11,539,467	$45,088,844

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION — Cash paid for interest	$4,445	$7,280	$93,715	$12,938	$28,938

SUPPLEMENTAL DISCLOSURE OF NONCASH INVESTING AND FINANCING ACTIVITIES:
Accretion of preferred stock dividends and issuance costs	$431,860	$1,031,938	$2,264,339	$421,296	$1,160,317

Common stock issued for stockholder receivables	$1,000	$39,500	$—	$—	$—

Preferred stock issued for stockholder receivables	$—	$290,000	$—	$—	$—

Common stock issued to nonemployees in exchange for services	$14,500	$—	$—	$—	$—

Deferred stock-based compensation	$486,600	$—	$13,417,406	$979,637	$2,829,519

See notes to consolidated financial statements.

CRITICAL THERAPEUTICS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003

1. Nature of Business

      Critical Therapeutics, Inc. (the “Company”) focuses on the discovery, development and commercialization of therapeutic products designed to regulate the body’s inflammatory response associated with asthma and critical care diseases.

      The Company was incorporated in the state of Delaware on July 14, 2000 under the name Medicept, Inc. On March 12, 2001, the Company changed its name from Medicept, Inc. to Critical Therapeutics, Inc.

      The Company is subject to a number of risks similar to those of other companies in an early stage of development. Principal among these risks are dependence on key individuals, competition from substitute products and larger companies, the successful development and marketing of its products, and the need to obtain adequate additional financing necessary to fund future operations.

      As a result of the Company’s collaboration agreement with MedImmune, Inc. (“MedImmune”) (see Note 3) and its movement toward commercial launch of its product candidates, the Company was removed from the development stage for reporting purposes in 2003.

2. Summary of Significant Accounting Policies

      Basis of Presentation — The consolidated financial statements reflect the operations of the Company and its wholly owned subsidiary, CTI Securities Corporation. All intercompany balances and transactions have been eliminated.

      Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenue and expenses during the reporting period. Actual results could differ from those estimates.

      Cash and Cash Equivalents — The Company considers all highly liquid investments with original maturities of three months or less when purchased to be cash equivalents.

      Short-Term Investments — Short-term investments consist of securities which have a maturity date greater than 90 days that are expected to be sold within one year. These investments are recorded at fair value and accounted for as available-for-sale securities. As of March 31, 2004, short-term investments consist of corporate bonds.

      Fixed Assets — Fixed assets are stated at cost, net of accumulated depreciation and amortization. Depreciation is computed on a straight-line basis over estimated useful lives of three to seven years commencing upon the date the assets are placed in service. Upon retirement or sale, the costs of the assets disposed of and the related accumulated depreciation are removed from the accounts and any resulting gain or loss is included in operating income. Repairs and maintenance costs are expensed as incurred.

      Impairment of Long-Lived Assets — Long-lived assets and, if and when applicable, certain identifiable intangibles held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In performing the review for recoverability, the Company will estimate the future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized. Measurement of an impairment loss for long-lived assets and identifiable intangibles that the Company expects to hold and use is based on the fair value of the asset. No adjustments have been required to date.

CRITICAL THERAPEUTICS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Revenue Recognition — The Company recognizes revenue in accordance with the Securities and Exchange Commission’s (“SEC”) Staff Accounting Bulletin No. 101, “Revenue Recognition in Financial Statements” (“SAB 101”), as amended by SEC Staff Accounting Bulletin No. 104 “Revenue Recognition” (“SAB 104”). Specifically, revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price is fixed and determinable and collectibility is reasonably assured.

      Revenue under the Company’s collaboration agreement discussed in Note 3 is recognized over the estimated performance period based on a proportional performance model. Under the proportional performance model, performance is measured as the percentage of cost incurred to date compared to the total costs estimated for the performance period. The amount of revenue recognized during each period represents the cumulative performance percentage of amounts received and due to the Company under the agreement less amounts previously recognized. The Company periodically reviews the estimated performance period and, to the extent such estimate changes, the impact of such change is recorded in operations at that time. Because the Company’s collaborator has the right to cancel the agreement at any time, the Company does not recognize revenues in excess of cumulative cash collections. Deferred revenue consists of payments received in advance of revenue recognized under the agreement.

      Fair Value of Financial Instruments — The carrying amounts of the Company’s financial instruments, which include cash equivalents, short-term investments, accounts payable, accrued expenses, and long term obligations, approximate their fair values.

      Concentrations of Credit Risk and Limited Suppliers — The financial instruments that potentially subject the Company to concentrations of credit risk are cash, cash equivalents and short-term investments. The Company’s cash, cash equivalents and short-term investments are maintained with highly rated commercial banks.

      The Company relies on certain materials used in its development processes, some of which are procured from a single source. The failure of a supplier, including a subcontractor, to deliver on schedule could delay or interrupt the development process and thereby adversely affect the Company’s operating results.

      Research and Development Expenses — Research and development expenses include costs and expenses associated with the design and development of new products and the costs of intangibles that are purchased from others for use in research and development activities that have no alternative future uses. Research and development expenses are included in operating expenses when incurred.

      Income Taxes — The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of events that have previously been included in either the Company’s consolidated financial statements or tax returns. Deferred tax assets and liabilities are determined based on the differences between the financial accounting and tax bases of assets and liabilities using tax rates expected to be in effect for the year in which the differences are expected to reverse. A valuation allowance is provided against net deferred tax assets where management believes it is more likely than not that the asset will not be realized.

      Stock-Based Compensation — The Company accounts for stock-based awards to employees using the intrinsic-value method as prescribed by Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations. Accordingly, no compensation expense is recorded for options issued to employees in fixed amounts and with fixed exercise prices at least equal to the fair market value of the Company’s common stock at the date of grant. All stock-based awards to nonemployees are accounted for at their fair market value in accordance with SFAS No. 123 and Emerging Issues Task Force (“EITF”) No. 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services.”

CRITICAL THERAPEUTICS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The Company has adopted the provisions of SFAS No. 123, “Accounting for Stock-Based Compensation,” through disclosure only for options awarded to employees. SFAS No. 123 requires the disclosure of pro forma net loss as if the Company adopted the fair-value method of valuing its options. Under SFAS No. 123, the fair value of stock-based awards to employees is calculated through the use of option-pricing models.

      The Company has computed the proforma disclosures required under SFAS No. 123, “Accounting for Stock-Based Compensation,” for options granted using the Black-Scholes option-pricing model prescribed by SFAS No. 123. The assumptions used and weighted-average information are as follows:

	December 31,

	2001	2002	2003

Risk free interest rate	4.7%	2.3%	2.4%
Expected dividend yield	0%	0%	0%
Expected lives	4	4	4
Expected volatility	70%	100%	100%
Weighted-average fair value of options granted	$0.11	$0.26	$6.19

      Had employee compensation cost for the Company’s stock plans been determined consistent with SFAS No. 123, the Company’s proforma net loss and proforma net loss per share would have been as follows:

				Three Months Ended
	Year Ended December 31,			March 31,

	2001	2002	2003	2003	2004

				(unaudited)
Applicable to common stockholders:
Net loss — as reported	$(1,879,596)	$(5,966,907)	$(22,374,256)	$(3,279,489)	$(7,545,544)
Add: Stock-based compensation expense included in reported net loss	—	—	165,227	885	431,572
Deduct: Stock-based compensation expense determined under fair value method	—	(5,244)	(200,670)	(7,212)	(470,313)

Net loss — proforma	$(1,879,596)	$(5,972,151)	$(22,409,699)	$(3,285,816)	$(7,584,285)

Net loss per share (basic and diluted):
As reported	$(2.63)	$(23.74)	$(33.99)	$(6.38)	$(6.85)

Proforma	$(2.63)	$(23.76)	$(34.05)	$(6.39)	$(6.89)

      Net Loss Per Share — Basic and diluted net loss per common share is calculated by dividing the net loss applicable to common stockholders by the weighted-average number of unrestricted common shares outstanding during the period. Diluted net loss per common share is the same as basic net loss per common share, since the effects of potentially dilutive securities are antitdilutive for all periods presented. Antidilutive securities, which consist of redeemable convertible preferred stock, stock options, warrants, and restricted common stock that are not included in the diluted net loss per share calculation, aggregated 11,349,039, 21,910,577, and 42,928,818, as of December 31, 2001, 2002, and 2003, respectively. The

CRITICAL THERAPEUTICS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

following table reconciles the weighted-average common shares outstanding to the shares used in the computation of basic and diluted weighted-average common shares outstanding:

				Three Months Ended
	Year Ended December 31,			March 31,

	2001	2002	2003	2003	2004

				(unaudited)
Weighted average common shares outstanding	1,261,842	1,430,910	1,553,309	1,551,595	1,678,864
Less weighted-average restricted common shares outstanding	547,022	1,179,564	895,105	1,037,261	577,983

Basic and diluted weighted-average common shares outstanding	714,820	251,346	658,204	514,334	1,100,881

      Unaudited ProForma Net Loss Per Share — Unaudited pro forma net loss per share is computed using the weighted average number of common shares outstanding, including the pro forma effects of automatic conversion of all outstanding redeemable convertible preferred stock into shares of the Company’s common stock effective upon the assumed closing of the Company’s proposed initial offering as if such conversions had occurred at the date of original issuance.

      The following table reconciles the weighted-average common shares used in the computation of basic and diluted weighted-average common shares outstanding to the unaudited proforma basic and diluted weighted-average common shares outstanding:

		Three Months
	December 31,	Ended
	2003	March 31, 2004

		(Unaudited)
Basic and diluted weighted-average common shares outstanding	658,204	1,100,881
Weighted-average number of common shares assuming the conversion of all redeemable convertible preferred stock	6,715,524	12,289,375

Unaudited proforma weighted-average common shares outstanding	7,373,728	13,390,256

      The following table reconciles the net loss available to common stockholders used in the computation of basic and diluted net loss available to common stockholders per share to the unaudited proforma net loss available to common stockholders:

		Three Months
	December 31,	Ended
	2003	March 31, 2004

		(Unaudited)
Net loss available to common stockholders	$(22,374,256)	$(7,545,544)
Reversal of accretion of dividends and offering costs on preferred stock	2,264,339	1,160,317

Unaudited proforma net loss available to common stockholders	$(20,109,917)	$(6,385,227)

      Disclosure About Segments of an Enterprise — Operating segments are identified as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision-maker, or decision-making group, in making decisions regarding resource allocation and assessing performance. To date, the Company has viewed its operations and manages its business as principally one operating segment.

CRITICAL THERAPEUTICS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Unaudited Interim Financial Statements — The consolidated financial statements as of March 31, 2004 and for the three months ended March 31, 2003 and 2004 have been prepared in accordance with generally accepted accounting principles for interim financial information and with Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments, consisting only of normal and recurring adjustments, considered necessary for fair presentation of the results of these interim periods have been included. The results of operations for the three months ended March 31, 2004 are not necessarily indicative of the results that may be expected for the full year.

3. Collaboration Agreement

      On July 30, 2003, the Company entered into an exclusive license and collaboration agreement with MedImmune to jointly develop therapeutic products. Under the agreement, the Company has granted MedImmune an exclusive, worldwide royalty bearing license in exchange for a license fee, research funding, research and development milestone payments and royalties on product sales. The Company is required to perform certain research activities under an agreed upon research plan covering a period of 41 months which began on July 30, 2003. No performance is required of the Company subsequent to the research period. MedImmune will be responsible for subsequent product development and commercialization. All payments made to the Company under the agreement are non-refundable.

      During 2003, the Company was scheduled to receive $12.5 million in up front license fees and research funding. As of December 31, 2003 the Company had received a total of $10.0 million with the balance of $2.5 million received in January 2004. As described in Note 1, revenue under this arrangement is being recognized under a proportional performance model. During 2003, the Company recognized revenue of approximately $1.0 million under this agreement. As of December 31, 2003, deferred revenue of approximately $11.5 million consists of up-front payments received in advance of revenue recognized under the agreement.

      During the 41-month research plan, the Company may receive additional research funding from MedImmune based on the number of full time equivalents employed by the Company for the purposes of executing the research plan.

      In the event that specified research and development and commercialization milestones are achieved, MedImmune will be obligated to make further payments to the Company. MedImmune has agreed to make royalty payments to the Company upon sale by MedImmune of any products resulting from the collaboration.

      MedImmune Ventures, an affiliate of MedImmune, participated in the Company’s private placement of Series B Preferred Stock and purchased 5,357,143 shares for $7.5 million and agreed to purchase an additional 5,357,143 shares for $7.5 million (see Note 7). The purchase price paid by MedImmune was consistent with that paid by the other participants.

CRITICAL THERAPEUTICS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

4. Fixed Assets

      Fixed assets consisted of the following at December 31:

	2002	2003

Furniture and fixtures	$31,995	$43,215
Computer and office equipment	79,814	207,108
Laboratory equipment	422,132	967,251
Leasehold improvements	8,520	869,681
Construction in process	53,192	—

Total	595,653	2,087,255
Less accumulated depreciation and amortization	(49,802)	(531,703)

Fixed assets — net	$545,851	$1,555,552

      Depreciation and amortization expense on fixed assets for the years ended December 31, 2001, 2002 and 2003 was $1,860, $53,980 and $481,901, respectively.

5. Convertible Notes

      On January 31, 2001, the Company issued $130,000 in convertible notes, which were to mature on the earlier of January 31, 2002 or upon completion of the Series A Preferred Financing (see Note 8). Each note carried an annual interest rate of 8% and was subject to mandatory and optional conversion features as provided for in the executed loan agreement. All principal and interest accrued due was repaid on July 6, 2001 from the proceeds of the Series A Preferred Financing.

6. Long Term Debt

      On June 28, 2002, the Company entered into a loan and security agreement (the “Agreement”) with a lender that allows the Company to borrow up to $2,250,000 to finance the purchase of equipment and $750,000 to finance leasehold improvements through June 30, 2003. In connection with the Agreement, the Company issued 90,000 warrants to purchase Series A Redeemable Convertible Preferred Stock. The warrants are exercisable at the option of the holder at $1.00 per share and expire 10 years from the date of issuance. Using the Black-Scholes option-pricing model, the value assigned to the warrants was deemed to be de minimus. The warrants were valued using the following assumptions: no volatility, 4.93% risk-free interest rate, 8% dividend yield, and a 10-year contractual life.

      As of December 31, 2003, amounts outstanding under the equipment loans total $764,371 and bear interest at per annum effective interest rates between 8.6% and 9.1%. Principal and interest are payable in 48 equal monthly installments from the loan date. In addition to any interest and principal paid on each borrowing, the Company is required to pay an additional 8.5% of the original advance amount on the final payment as additional interest. The Company is accreting the interest expense related to the final payment using the effective interest rate method.

      As of December 31, 2003, amounts outstanding under loans for leasehold improvements total $506,996 and bear interest at per annum effective interest rates between 10.5% and 11.0%. Principal and interest are payable in 24 equal monthly installments beginning the month following loan date. In addition to any interest and principal paid on each borrowing, the Company is required to pay an additional 7.0% of the original advance amount on the final payment as additional interest. The Company is accreting the interest expense related to the final payment using the effective interest rate method.

CRITICAL THERAPEUTICS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      In connection with the Agreement, the Company granted the lender a security interest in certain assets of the Company.

      The loans mature through 2007 as follows:

2004	$551,520
2005	373,017
2006	233,833
2007	112,997

$1,271,367

7. Redeemable Convertible Preferred Stock and Stockholders’ Deficit

      Authorized Capital — As of December 31, 2003, the authorized capital stock of the Company consists of 90,000,000 shares of voting common stock (“common stock”) authorized for issuance with a par value of $0.001, and 70,000,000 shares of Preferred Stock designated as follows: 20,390,000 shares of Series A Redeemable Convertible Preferred Stock (“Series A Preferred Stock”) with a par value of $0.001 and 40,110,429 shares of Series B Redeemable Convertible Preferred Stock (“Series B Preferred Stock”) with a par value of $0.001. The common stock holders are entitled to one vote per share. Each share of the Series A and Series B Preferred Stock has voting rights equal to the number of common shares into which they are convertible. The holders of the Series A and Series B Preferred Stock, voting separately as a class, are entitled to elect three of the seven members of the Board of Directors.

      Restricted Common Stock Issuances to Nonemployees — On July 14, 2000, the Company issued 1,226,664 shares of $0.001 par value common stock to its founders, who are nonemployees, for $900, which was paid in September 2001. On July 6, 2001, and in connection with the sale of Series A Preferred Stock to investors, the Company entered into a restricted stock agreement with each of its founders imposing certain restrictions on these shares. The restricted stock provides for a repurchase feature at the original purchase price whereby the restriction lapses as follows: 109,332 shares immediately (July 6, 2001), 164,000 shares on July 6, 2002, 820,000 shares ratably on the last day of each month over the 36 months subsequent to July 6, 2002, and the remaining 133,332 shares upon the completion of certain performance milestones.

      During 2002, the Company amended the restricted stock to provide for the vesting of 39,999 shares in December 2002, which were previously included in the 133,332 shares subject to vesting upon completion of certain performance milestones. During 2003, the Company amended the restricted stock to provide for the vesting of the remaining 93,333 shares in December 2003.

      During 2002, the Company issued an additional 43,998 shares of common stock subject to restriction to its founders for proceeds of $16,500. The shares vest as follows: 10,999 of the shares vest in October 2003 with the remaining 32,999 shares vesting monthly from November 2003 through October 2006.

      On July 1, 2001, the Company issued 27,259 shares of common stock, subject to restriction, as partial consideration for a sponsored research and licensing agreement with North Shore (see Note 11). 25% of the shares vested immediately, 25% vested in 2001 and the remaining shares will vest as follows: 25% on July 1, 2006, and 25% on July 1, 2007.

      During 2001, the Company issued 46,663 shares of its common stock, subject to restriction, to consultants to the Company for proceeds of $17,500. Approximately 25% of these shares vested in 2002 and the remaining shares vest monthly through September 2005.

CRITICAL THERAPEUTICS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Compensation to date associated with the restricted stock issued to nonemployees has been measured as the difference between the fair value of the shares and the amount paid by the holder. Final measurement occurs when performance is complete which is assumed to be when the restrictions lapse. The Company recorded deferred compensation of $486,600, $0 and $4,921,991 in 2001, 2002 and 2003, respectively, and compensation expense of $169,500, $119,717, and $4,334,571 for the years ended December 31, 2001, 2002 and 2003, respectively, related to these shares. For the year ended December 31, 2001, 2002 and 2003 the amount of stock-based compensation expense related to these shares included in research and development expenses in the accompanying consolidated statement of operations totaled $165,000, $119,717 and $4,334,571, respectively. The balance of stock-based compensation expense in 2001 of $4,500 is included in general and administrative expenses.

      At December 31, 2003 the Company’s right to repurchase restricted stock from nonemployees had not lapsed as to 495,128 shares.

      Restricted Common Stock Issuances to Employees— During 2002, the Company issued 172,344 shares of restricted common stock to employees for proceeds of $25,130 and a promissory note of $39,500 (see Note 9). During 2001, the Company issued 22,666 shares of restricted common stock to employees for proceeds of $8,500. The shares provide for a repurchase feature, which generally lapses ratably over four years and were deemed to have been purchased by the employees at the then-fair value of the underlying common stock and, accordingly, are not considered to be compensatory.

      At December 31, 2003 the Company’s right to repurchase had not lapsed as to 126,294 shares.

      Other Common Stock Issuances — During 2001, the Company entered into an agreement for consulting services. As consideration for the consulting services, the Company agreed to pay $180,000 in cash and 12,000 shares of the Company’s common stock. The shares vested immediately and therefore were expensed in 2001.

      Redeemable Convertible Preferred Stock — On July 6, 2001, the Company issued 10,150,000 shares of Series A Preferred Stock, $0.001 par value, and received proceeds of $10,150,000. Issuance costs totaled $311,392 and are being accreted to the carrying value of the Series A Preferred Stock over the period to the stock’s scheduled redemption date.

      On October 24, 2002, the Company issued 10,150,000 additional shares of Series A Preferred Stock and received proceeds of $9,860,000 and two promissory notes for $145,000 each from the chief executive officer in connection with the officer’s purchase of Series A Preferred Stock (see Note 9). Issuance costs totaled $82,520 and are being accreted to the carrying value of the Series A Preferred Stock over the period to the stock’s scheduled redemption date.

      On October 3, 2003, the Company executed a contractual agreement to sell 40,110,327 shares of Series B Preferred Stock, $0.001 par value. The initial closing was completed on October 31, 2003 for 20,055,167 shares and the Company received proceeds of $28,077,234. Issuance costs totaled $171,247 and are being accreted to the carrying value of the Series B Preferred Stock over the period to the stock’s scheduled redemption date.

      The final closing occurred on March 5, 2004, with the issuance of 20,055,160 shares resulting in proceeds of $28,077,232 to the Company. Issuance costs will be accreted to the carrying value of the Series B Preferred Stock over the period to the stock’s scheduled redemption date.

      The rights and preferences of the Series A and Series B Preferred Stock are as follows:

      Dividends — Dividends are required to be paid when declared. No dividend can be paid to common stockholders unless dividends are first paid to the holders of the Series A and Series B Preferred Stock. The right to receive dividends on shares of the Series A and Series B Preferred Stock is cumulative and

CRITICAL THERAPEUTICS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

rights to dividends shall accrue each fiscal year at $0.08 and $0.112 per share, respectively. Upon conversion of the Preferred Stock into common stock, the Preferred Stockholders forego all cumulative dividends. As of December 31, 2003, cumulative accrued dividends on the Company’s Preferred Stock totaled $3,532,898.

      Liquidation Preferences — In the event of any voluntary or involuntary liquidation, the holders of Series A and Series B Preferred Stock are to be paid out of the Company’s assets available for distribution to its stockholders before any payments can be made to common stockholders. Upon liquidation, the holders of the Series A and Series B Preferred Stock are entitled to receive payment based on the Series A and Series B Preferred Stock Conversion Price, as defined, plus any unpaid dividends thereon. The holders of the Series A and Series B Preferred Stock are also entitled to share any remaining available funds on a pro rata basis with holders of common stock. At December 31, 2003, the liquidation value of the Series A and Series B Preferred Stock was $23,285,492 and $28,624,640, respectively.

      Conversion — At any time and at the option of the holder, each share of Series A and Series B Preferred Stock is convertible into common stock at a rate of 0.27 shares of common stock for each share of the Series A and Series B Preferred Stock, subject to adjustment for certain dilutive stock issuances and stock splits. The Series A and Series B Preferred Stock will be automatically converted to shares of common stock upon the closing of an initial public offering that results in gross proceeds of at least $30,000,000 at an equivalent per share price of not less than $4.00 per share.

      Mandatory Redemption — Each Series A and Series B Preferred Stock is subject to a mandatory redemption on July 6, 2006 and October 3, 2007, respectively. The redemption price for each share of the Series A and Series B Preferred Stock will be equal to the then-applicable redemption price, subject to adjustment for stock dividend, stock splits, combinations, or other similar recapitalizations affecting such shares, plus any cumulative and unpaid dividends.

8. Equity Incentive Plans

      2000 Equity Incentive Plan — On July 14, 2000, the Company’s Board of Directors and Company stockholders adopted the 2000 Equity Incentive Plan (the “2000 Equity Plan”) for the issuance of incentive stock options, nonqualified stock options, and restricted common stock to key employees, directors, consultants, and vendors of the Company and its affiliates. On October 24, 2002, the Company’s Board of Directors amended the 2000 Equity Plan to increase the total number of shares available to 4,000,000 from 2,000,000. On September 29, 2003, in connection with the adoption of the 2003 Stock Incentive Plan (the “2003 Stock Plan”), the Company transferred the 284,739 remaining shares of common stock available for award in the 2000 Equity Plan to the 2003 Stock Plan. Accordingly, there are no shares of common stock available for award at December 31, 2003.

      Under the terms of the 2000 Equity Plan, the exercise price of incentive stock options granted must not be less than the fair market value of the common stock on the date of grant, as determined by the Board of Directors. The exercise price of nonqualified stock options and the purchase price of restricted common stock may be less than the fair market value of the common stock on the date of grant, as determined by the Board of Directors, but in no case may the exercise price or purchase price be less than the statutory minimum.

      Vesting of stock options and restricted stock is at the discretion of the Board of Directors. No incentive stock option may be granted more than 10 years after the effective date (July 14, 2000) of the 2000 Equity Plan.

      2003 Stock Incentive Plan — On September 29, 2003, the Company’s Board of Directors and Company stockholders adopted the 2003 Stock Plan for the issuance of incentive stock options, nonqualified stock options, and restricted common stock to key employees, directors, consultants, and

CRITICAL THERAPEUTICS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

vendors of the Company and its affiliates. On December 9, 2003 the Company’s Board of Directors amended the 2003 Stock Plan to increase the total number of shares available to 1,590,666 from 524,000, plus the 284,739 shares available from the 2000 Equity Plan. The remaining number of shares of common stock available for award at December 31, 2003 is 495,672.

      Under the terms of the 2003 Stock Plan, the exercise price of incentive stock options granted shall be established by the Board of Directors. Vesting of stock options and restricted stock is at the discretion of the Board of Directors.

      The following table summarizes stock option activity under the Plans:

		Weighted-
	Number of	Average Exercise
	Shares	Price

Outstanding — December 31, 2000	—	$—
Granted	5,418	0.10

Outstanding — December 31, 2001	5,418	0.10
Granted	441,755	0.38

Outstanding — December 31, 2002	447,173	0.37
Granted	1,433,436	1.02
Exercised	(16,980)	0.38
Cancelled	(1,400)	0.38

Outstanding — December 31, 2003	1,862,229	0.87
Granted (unaudited)	43,789	2.90
Exercised (unaudited)	(164,966)	0.48
Cancelled (unaudited)	(266)	0.38

Outstanding — March 31, 2004 (unaudited)	1,740,786	$0.96

Exercisable — December 31, 2001	—	$—

Exercisable — December 31, 2002	24,506	$0.30

Exercisable — December 31, 2003	496,744	$0.79

Exercisable — March 31, 2004 (unaudited)	357,853	$0.90

	Outstanding			Exercisable

		Weighted-
		Average	Weighted-		Weighted-
		Remaining	Average		Average
Exercise	Number of	Contractual	Exercise	Number of	Exercise
Price	Shares	Life (in Years)	Price	Shares	Price

$0.0075	4,086	7.0	$0.0075	4,086	$0.0075
0.375	478,410	8.5	0.375	181,769	0.375
1.05	1,379,733	9.9	1.05	310,889	1.05

	1,862,229			496,744

      The weighted-average fair value of stock option grants were $0.11, $0.26 and $6.19, per share in 2001, 2002 and 2003, respectively.

CRITICAL THERAPEUTICS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      During 2001 and 2002, the Company has granted stock options and other equity awards to employees at exercise and purchase prices deemed by the Board of Directors to be equal to the fair value of the common stock at the time of grant except as discussed above. The fair value of the common stock has been determined by the Board of Directors of the Company at each stock option measurement date based on a variety of different factors including the Company’s financial position and historical financial performance, the status of technological developments within the Company, the composition and ability of the current engineering and management team, an evaluation and benchmark of the Company’s competition, the current climate in the marketplace, the illiquid nature of the common stock, arms’-length sales of the Company’s capital stock (including redeemable convertible preferred stock), the effect of the rights and preferences of the preferred shareholders, and the prospects of a liquidity event, among others.

      During 2003, the Company issued options to employees to purchase approximately 1,165,027 shares of common stock at exercise prices deemed for accounting purposes to be below market value. The Company has recorded the difference between the exercise price and the fair value of $6,672,433 as deferred stock-based compensation and is amortizing this deferred compensation as a charge to operations over the vesting periods of the options. The Company recorded compensation expense of $165,227 related to these options for the year ended December 31, 2003. Compensation expense for 2003 related to these options is included in the accompanying consolidated statement of operations as research and development and general and administrative in the amounts of $28,742 and $136,485, respectively. The Company expects to record approximately $1,668,108, $1,668,108, $1,667,858 and $1,503,132 of stock-based compensation expense related to the amortization of deferred compensation for the years ending December 31, 2004, 2005, 2006 and 2007, respectively.

      During 2001, 2002 and 2003, the Company granted 5,418, 8,666, and 268,409 options, respectively, to nonemployees that are accounted for in accordance with SFAS No. 123 and EITF No. 96-18. The fair value of these awards was estimated using the Black-Scholes option-pricing methodology and was deemed to be de minimus in 2001 and 2002, and $1,822,982 for 2003. The Company recorded compensation expense of $572,195 related to these options for the year ended December 31, 2003. Compensation expense in 2003 related to these options is included in the accompanying consolidated statement of operations as research and development and general and administrative in the amounts of $544,573 and $27,622, respectively.

9. Loans to Officers

      In May 2002, the Company issued restricted common stock to an officer of the Company in exchange for a $39,500 full recourse promissory note. Principal and interest, which accrues at a per annum rate of 6%, is due on the first anniversary of the closing of the Company’s initial public offering of shares of common stock. The entire unpaid principal and accrued interest are payable upon insolvency of the borrower or other events as defined. The promissory note is recorded as a subscription receivable in the accompanying balance sheet and is reflected as a reduction of stockholders’ deficit.

      In October 2002, the Company issued 290,000 shares of Series A Preferred Stock to its chief executive officer in exchange for two full recourse promissory notes of $145,000 each. Each note accrues interest at 6% per annum. In January 2003, one of the notes was repaid. The second note is payable on the earlier of October 24, 2007 or the first anniversary of the closing of the Company’s initial public offering of shares of common stock. Both notes to this officer are recorded as subscription receivables in the accompanying balance sheet and are reflected as a reduction of redeemable convertible preferred stock.

      In October 2002, the Company provided a $60,000 interest free loan to an officer of the Company in exchange for a full recourse promissory note. Under the terms of the note, $10,000 of principal shall be forgiven by the Company on October 7, 2003, October 7, 2004, and October 7, 2005 as long as an event of default has not occurred and the officer continues to be employed by the Company. The remaining balance

CRITICAL THERAPEUTICS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

is payable in annual installments of $10,000 beginning in 2004 with such payment first to be deducted from any bonus amount payable to the officer by the Company. The entire unpaid principal is payable upon termination of employment, insolvency of the borrower, or other events as defined. The promissory note is recorded in the accompanying balance sheet as a note receivable from officer.

      In December 2003, the Board of Directors approved the forgiveness of all outstanding principal and any accrued interest in connection with the loans upon the earlier of the following, none of which has occurred as of December 31, 2003: (i) the filing of a registration statement of Form S-1 by the Company with the Securities and Exchange Commission, (ii) the successful in-licensing of an additional drug into the Company’s portfolio; or (iii) the completion of a significant out-licensing partnership deal by the Company.

10. Income Taxes

      The Company’s deferred tax accounts consisted of the following at December 31:

	2002	2003

Deferred tax assets:
Start-up expenses	$197,453	$175,511
Net operating loss carryforward	2,248,263	4,620,201
Deferred revenue	—	3,501,632
Research and development credits	132,514	565,750
Other	18,113	42,731

Total	2,596,343	8,905,825
Deferred tax liability — depreciation and amortization	(21,630)	(96,093)

Net deferred tax asset	2,574,713	8,809,732
Less valuation allowance	(2,574,713)	(8,809,732)

Total	$—	$—

      Because of the Company’s limited operating history, management has provided a 100% reserve against the Company’s net deferred tax assets.

      The Company has available federal and state net operating loss carryforwards of approximately $11,847,000 which expire beginning in 2021 and 2006 for federal and state tax purposes, respectively. The Company did not pay any income taxes in any of the years presented.

11. Research and License Agreements

      The following is a summary of the Company’s significant research and license agreements:

      Abbott — On December 18, 2003, the Company entered into an agreement to in-license the controlled-release formulation and the intravenous formulation of zileuton from Abbott Laboratories (“Abbott”). The Company has the right to commercialize this product for all clinical indications except for research, diagnostics, therapeutics and services to humans under age seven and for cardiovascular and vascular devices. The Company is obligated to make milestone payments to Abbott for successful completion of the technology transfer, filing and approval of the product in the United States and commercialization of the product. In addition, the Company will make royalty payments to Abbott based upon sales of the product. The agreement may be terminated by either party for cause. The Company may also terminate the agreement at any time upon 60 days notice to Abbott and payment of a termination fee. As of December 31, 2003, $1.5 million is due under the agreement, and is included in accrued liabilities.

CRITICAL THERAPEUTICS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      On March 17, 2004, the Company entered into an agreement to in-license an immediate-release formulation of zileuton from Abbott. The Company agreed to pay a license fee of $500,000, a milestone payment and pay royalties to Abbott based upon sales of the product. The agreement may be terminated by either party for cause. The Company may also terminate the agreement at any time upon 60 days notice to Abbott.

      SkyePharma — On December 3, 2003, the Company entered into an agreement with a subsidiary of SkyePharma PLC (“SkyePharma”), to in-license the controlled-release technology relating to zileuton from SkyePharma. The Company is required to make milestone payments to SkyePharma for successful completion of the technology transfer, filing and approval of the product in the U.S. and commercialization of the product. In addition, the Company will make royalty payments to SkyePharma based upon sales of the product. The agreement may be terminated by either party for cause. As of December 31, 2003, $750,000 is due under the agreement, and is included in accrued liabilities.

      Xanthus — On December 15, 2000, the Company entered into a license agreement with Xanthus Life Sciences (formerly Phenome Sciences) (“Xanthus”) whereby the Company will utilize certain of Xanthus’ technology in its research effort in connection with one of its drug candidates, CTI-01. Under the terms of the agreement, the Company, on February 1, 2001, paid and expensed $103,000 for the license and may be required to pay up to an additional $2.0 million if certain research milestones are achieved. As of December 31, 2003, none of these milestones had been achieved. In addition, the Company is obligated to pay royalties to Xanthus based on product sales with an annual minimum of $10,000 beginning in 2006. As of December 31, 2003, no royalties had been paid or accrued by the Company. The Company also agreed to pay all patent maintenance costs as of December 15, 2000 and reimburse Xanthus for all patent costs incurred after December 15, 2000.

      North Shore — On July 1, 2001, the Company entered into a license agreement with the North Shore Long Island Jewish Research Institute (“North Shore”) whereby the Company will utilize certain of North Shore’s technology in its research effort in connection with one of its research targets, HMGB1. The Company paid and expensed $100,000 to North Shore for the license and may be required to pay an additional $412,500 if certain research milestones are achieved. As of December 31, 2003 none of these milestones had been achieved. In addition, the Company is obligated to pay royalties to North Shore based on product sales. In the event of no product sales, the Company will be required to pay minimum annual royalties of $15,000 in years 2007 through 2011 and $75,000 in years 2012 through the expiration of the patent in 2023. The Company also agreed to pay all patent maintenance cost incurred after July 1, 2001 and to reimburse North Shore up to $50,000 in patent costs incurred prior to July 1, 2001. In December 2003, this agreement was amended to redefine the sublicense fees payable to North Shore. In connection with the amendment, the Company agreed to issue 66,666 shares of common stock having a value of $485,000 to North Shore (see Note 7). As a result of the collaboration agreement with MedImmune (see Note 3), the Company incurred an obligation to pay a sublicense fee to North Shore in the amount of $2,025,000. As of December 31, 2003 $300,000 of the sublicense fee was paid to North Shore and $1,725,000 is included in accrued liabilities. The sublicense fee and the value of the common stock issued to North Shore are included in research and development expense in the accompanying consolidated statements of operations for the year ended December 31, 2003.

      Also on July 1, 2001, the Company entered into a sponsored research and license agreement with North Shore whereby the Company committed to $400,000 of research funding over a period of two years in connection with efforts to identify HMGB1 inhibitors. In July 2003, the Company amended the Agreement to provide for an additional $600,000 of research funding. As of December 31, 2003, the Company contributed a total of $500,000 in research funding. In connection to obtaining certain licenses from North Shore, the Company issued 102,222 shares of its common stock (see Note 7), subject to repurchase restrictions, and may pay up to an additional $300,000 if certain research milestones are

CRITICAL THERAPEUTICS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

achieved. As of December 31, 2003, none of these milestones had been achieved. In addition, the Company is obligated to pay royalties to North Shore based on product sales.

      On January 1, 2003, the Company entered into a second sponsored research and license agreement with North Shore whereby the Company committed to $600,000 of research funding in the field of cholinergic anti-inflammatory technology over a period of three years and paid a $175,000 license fee during 2003. Research funding under this Agreement in 2006 and 2007 shall be mutually agreed upon. As of December 31, 2003, the Company contributed a total of $200,000 in research funding. The Company may be required to pay an additional $1.5 million in cash and common stock if certain milestones are achieved as well as royalty payments based on product sales. In the event of no product sales, the Company will be required to pay minimum annual royalties of $100,000 in 2008, which will increase $50,000 annually to $350,000 in 2013 and will be $400,000 from 2014 through the expiration of the patent in 2023.

      Other Agreements — During 2002 and 2003, the Company entered into additional non-exclusive license and sponsored research agreements, none of which are individually material. The Company has paid $50,000 and $229,000, during 2002 and 2003, respectively, under these agreements. The Company has committed to additional payments of approximately $373,000, $279,000 and $73,000 for the years ended December 31, 2004, 2005 and 2006, respectively, and the Company is obligated to pay royalties based on product sales with an annual minimum of $25,000.

12. Commitments

      Lease Obligations — The Company leases its facilities and certain equipment under operating leases. Rent expense for the years ended December 31, 2001, 2002 and 2003 was $16,612, $250,119, and $559,499, respectively. Leases expire from September 2004 to March 2009. The minimum aggregate future obligations under noncancelable lease obligations as of December 31, 2003 are as follows:

Operating
Year Ending	Leases

2004	$1,328,570
2005	1,603,600
2006	1,410,456
2007	1,335,136
2008	1,290,554
Thereafter	215,941

Total	$7,184,257

      Founders’ Consulting Agreements — On January 31, 2001, as amended on January 16, 2003, each of the Company’s founders entered into a separate consulting agreement with the Company in which they contracted to provide consulting services to the Company. For the years ended December 31, 2001, 2002 and 2003, amounts paid under these agreements totaled $225,000, $291,750, and $298,703, respectively. Future payments to be made under the agreements are scheduled to be as follows:

Year Ending	Payments

2004	$305,267
2005	312,625
2006	320,837
2007	26,103

Total	$964,832

CRITICAL THERAPEUTICS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Scientific Advisory Board (“SAB”) Agreements — On August 1, 2001, the Company entered into a number of separate consulting agreements with its SAB members to act as scientific advisors to the Company. The Company will pay the SAB members a per diem of $2,000 per day plus expenses. For the years ended December 31, 2001, 2002 and 2003, the Company has paid $216,250, $14,506, and $14,538, respectively, to its SAB members and has expensed the entire amount as research and development expenses.

      Other Agreements — During 2001, 2002 and 2003, the Company entered into additional agreements for consulting and other services in the areas of research and development, none of which are individually material. The Company has paid $207,000, $64,000, and $267,000, during 2001, 2002 and 2003, respectively, under these agreements and has committed to additional payments of approximately $152,000 in 2004.

13. Employee Benefit Plan

      During 2003, the Company adopted a 401(k) profit sharing plan (the “Plan”) covering all employees of the Company who meet certain defined requirements. Under the terms of the Plan, the employees may elect to make tax-deferred contributions through payroll deductions within statutory and plan limits. The Company may elect to make matching contributions to the Plan, but did not do so during the year ended December 31, 2003.

14. Unaudited Quarterly Financial Data

      The following table presents unaudited quarterly financial data of the Company. The Company’s quarterly results of operations for these periods are not necessarily indicative of future results of operations.

				Net Loss
				Available to
				Common
	Revenue		Net Loss	Stockholders
	Under		Available to	Per Share
	Collaboration		Common	Basic and
	Agreement	Net Loss	Stockholders	Diluted

Year Ended December 31, 2002
First Quarter	$—	$(356,505)	$(572,080)	$(4.03)
Second Quarter	—	(1,161,045)	(1,379,016)	(9.63)
Third Quarter	—	(1,603,947)	(1,824,313)	(6.03)
Fourth Quarter	—	(1,813,472)	(2,191,498)	(5.33)

Year Ended December 31, 2003
First Quarter	—	(2,858,193)	(3,279,489)	(6.37)
Second Quarter	—	(3,571,898)	(3,997,875)	(6.61)
Third Quarter	401,051	(3,549,336)	(3,979,994)	(5.72)
Fourth Quarter	620,405	(10,130,490)	(11,116,898)	(13.63)

Year Ended December 31, 2004
First Quarter	805,302	(6,385,227)	(7,545,544)	(6.85)

CRITICAL THERAPEUTICS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

******

15. Subsequent Event

      On March 19, 2004, the Company filed a registration statement on Form S-1 with the Securities and Exchange Commission for the proposed sale of shares of the Company’s common stock. On May 3, 2004 and on May 6, 2004, the Company’s Board of Directors and stockholders, respectively, approved a 1-for-3.75 reverse stock split that became effective on May 20, 2004. All share and per share amounts in the consolidated financial statements have been retroactively adjusted for all periods presented to give effect to the reverse stock split, including reclassifying an amount equal to the reduction in par value to additional paid in capital.

6,000,000 Shares

Common Stock

PROSPECTUS

SG Cowen & Co.

CIBC World Markets

Piper Jaffray

Leerink Swann & Company

         Through and including June 20, 2004 (the 25th day after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This requirement is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

May 26, 2004